02060756

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Investor AB

*CURRENT ADDRESS SE - 103

32 Stockholm

Sweden

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34698 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: NM

DATE: 12/26/02

02 OCT 31 AM 8:47

82-34698

INVESTOR AB

EXHIBIT VOLUME

October 30, 2002

365952-v1

EXHIBIT INDEX

INVESTOR AB

Exhibit Number	Description of Exhibit
1	Press Release: GM acquires outstanding subordinated loans in Saab Automobile from Investor AB; published on January 15, 2001
2	Press Release: Investor AB Starts New Consulting Company (Novare Human Capital AB); published on January 22, 2001
3	Year End Report for 2000; published on January 24, 2001
4	Annual Report for 2000; published in March 2001
5	Notice to attend the Annual General Meeting; published on March 1, 2001
6	Press Release: No change to Investor's holding of Ericsson shares; published on March 9, 2001
7	Press Release: Ericsson's Board of Directors (support of the proposed board composition in the notification of Ericsson's AGM on March 28, 2001); published on March 21, 2001
8	Bulletin from Investor's Annual General Meeting of April 2, 2001; published on April 2, 2001
9	Interim Financial Report, January-March 2001; published on April 11, 2001
10	Press Release and Disclosure Notice: Share Transaction between Investor AB and Wallenberg Foundations; published on June 15, 2001
11	Disclosure Notice: Share Transaction between Investor AB and Wallenberg Foundations; published on June 15, 2001
12	Interim Financial Report, January-June 2001; published on July 10, 2001
13	Press Release: Ulla Litzén and Pia Rudengren to Join the Wallenberg Foundations; published on July 31, 2001
14	Press Release: Financial Information from Investor AB – Publications Dates for 2002; published on October 5, 2001
15	Interim Financial Report, January-September 2001; published on October 11, 2001
16	Press Release: Investor AB increases its ownership in b-business partners by acquiring shares from ABB; published on January 4, 2002

Exhibit Number	Description of Exhibit
17	Press Release: Changes to the Board of Investor AB – Percy Barnevik wants to retire as Chairman; Claes Dahlbäck is proposed as his successor; published on January 23, 2002
18	Year-End Report 2001; published on January 24, 2002
19	Annual Report for 2001; published in March 2002
20	Press Release: Statement of Jacob Wallenberg, Vice Chairman of Investor AB and a director of ABB's board, in connection with the ABB board's ongoing review of pensions and other benefits paid to former CEOs Percy Barnevik and Göran Lindahl; published on February 13, 2002
21	Press Release: Percy Barnevik leaves Investor's Board; published on February 14, 2002
22	Press Release: "In view of the current situation, I feel it is best for Investor that I resign as Chairman and director of the Board, effective immediately." Percy Barnevik; published on February 14, 2002
23	Press Release: Capital to be allocated to new asset management company being started by EVP Sven Nyman; published on February 18, 2002
24	Disclosure Notice and Press Release: Investor's share of the voting rights and capital in WM-data has changed through acquisition of 10 million A-shares; published on February 18, 2002
25	Press Release: Information about compensation for the Board of Directors and executives in Investor AB; published on February 19, 2002
26	Disclosure Notice: Investor's share of the voting rights and share capital in SEB has changed through the acquisition of 250,000 A-shares; published on March 15, 2002
27	Press Release: Notice to attend the Annual General Meeting on April 16, 2002; published on March 18, 2002
28	Interim Financial Report, January-March 2002; published on April 16, 2002
29	Press Release: Investor supports the Ericsson rights issue proposed on April 22, 2002. Investor intends to subscribe to its share of the rights issue; published on April 22, 2002
30	Disclosure Notice: Investors share of the voting rights and share capital in SEB has changed through the acquisition of 4,050,000 A-shares; published on June 20, 2002

Exhibit Number	Description of Exhibit
31	Interim Financial Report, January-June 2002; published on July 10, 2002
32	Press Release: Investor commits to subscribe SEK 5 bn. of Ericsson's rights issue; published on July 19, 2002
33	Press Release: Investor's holding in Ericsson following Ericsson's announcement about the results of its new rights issue; published on September 13, 2002
34	Interim Financial Report, January-September 2002; published on October 10, 2002
35	Press Release: Financial Information from Investor AB - Publications dates for 2003; published on October 10, 2002

EXHIBIT 1

ⓘnvestor

02 OCT 31 AM 8:47

Press Release

Stockholm, January 15, 2001

GM acquires outstanding subordinated loans in Saab Automobile from Investor AB

Investor AB and General Motors (GM) have reached an agreement whereby GM will acquire for SEK 4,050 million Investor's outstanding subordinated loans to Saab Automobile, which were granted as part of a previous financial restructuring.

In January 2000, GM called for the acquisition of Investor's remaining stake in Saab Automobile in accordance with an option agreement signed in 1996. After today's agreement, Investor has no further financial interests in Saab Automobile.

"Today's agreement is a logical step since Investor divested its holding in Saab Automobile earlier. The agreement now releases resources for our ongoing investment activities, commented Investor President and CEO Marcus Wallenberg in a statement.

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director Corporate Communications
Mobile: +46-70 514 20 49, e-mail: nilsingvar.lundin@investorab.com

Fredrik Lindgren, Vice President Investor Relations
Mobile: +46-70 624 20 31, e-mail: fredrik.lindgren@investorab.com

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 2

Investor

Press Release

Stockholm, January 22, 2001

Investor AB Starts New Consulting Company

Investor AB has established a new wholly owned subsidiary called Novare Human Capital AB that will focus on providing professional services and counseling in the human resources area.

Novare is initially offering its services to portfolio companies within Investor Growth Capital and b-business partners. The company's staff possesses both general and specialist competence, allowing Novare to provide consulting services covering the entire spectrum of human resources services. Executive head-hunting and recruitment will be a priority area.

"Many growth companies have a major need for professional assistance because they don't have the possibility to build up their own qualified services in the human resources area," says Fredrik Hillelson, head of Human Resources at Investor and Novare's CEO. "Being able to focus quickly on personnel strategies and processes is an important prerequisite for achieving long-term growth and profitability in a company."

For further information:

Karin Eliasson, Chief Operating Officer, Novare Human Capital AB.
Phone +46 70 624 2163 (mobile) or +46 8 614 2163.

Fredrik Hillelson, Chief Executive Officer, Novare Human Capital AB.
Phone +46 70 624 2195 (mobile) or +46 8 614 2195.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

EXHIBIT 3

investor

02 OCT 31 AM 8:47

Year-End Report 2000

Investor's net asset value on December 31, 2000 amounted to SEK 149,115 m. (compared with SEK 153,259 on December 31, 1999). This corresponds to SEK 186 per share (191). During the year the net asset value changed by SEK -4,144 m. (59,757) or -3 percent (64). On January 22, 2001, Investor's net asset value amounted to approximately SEK 148 billion.

The value of all Investor's holdings was SEK 159,243 (172,172) m. on December 31, 2000. Net debt in relation to total investments decreased from 11 to 6 percent during the year.

The total return on Investor shares amounted to 20 (35) percent in 2000.

Investor increased its holdings in AstraZeneca (SEK 257 m.), SEB (SEK 287 m.) and Electrolux (SEK 760 m.) during the year. In the same period, Scania shares were divested for SEK 13,838 m., providing a capital gain of SEK 10,202 m.

In the New Investments business, SEK 8,074 m. was invested (2,988). Realized capital gains amounted to SEK 2,667 m. (1,984). New Investments' contribution to Investor's NAV growth amounted to SEK 496 m. (2,886).

The newly formed company Hi3G was granted a UMTS license in Sweden for third-generation mobile telephony. Hi3G is a Swedish company owned by Investor (40 percent) and Hutchison Whampoa (60 percent). Hi3G has reached an agreement with Europolitan to jointly build part of their UMTS infrastructure.

Investor Capital Partners – Asia Fund's first-round financing in 2000 resulted in commitments totaling USD 322 m., including Investor's commitment of USD 200 m. In partnership with Investor, Ericsson and Hutchison Whampoa, the fund made its first investment during the year in imGO, a company focused on investments in the wireless communications area in Asia.

b-business partners, a private equity company focused on business-to-business e-commerce, was formed during the year by Investor, ABB, SEB and a number of other companies.

The proposed ordinary dividend to shareholders is SEK 3.00 (3.00) per share. An extraordinary dividend of SEK 2.50 per share (0.40) is also proposed.

The year-end report can also be accessed on the Internet at www.investorab.com

Investor is Sweden's largest listed industrial holding company with a total net asset value close to USD 16 billion (December 31, 2000). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 20 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Stora Enso, Atlas Copco, WM-data, SEB, Gambro, SKF, Electrolux, OM Gruppen, Saab AB and SAS. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto.

President's comments

Dear shareholders,

The past year for Investor was characterized by an intensive level of business activity. Several new initiatives were taken and the organization was further developed. The company remains in a strong financial position and achieved satisfactory results. Investor's net asset value – despite downturns on many of the world's stock exchanges – has developed comparatively well. It is particularly pleasing that Investor's shares gave a positive total return in 2000.

After a long period of healthy economic growth, primarily in the United States, uncertainty grew about the development of the economy during the second half of 2000. The Federal Reserve lowered the discount rate somewhat unexpectedly in the beginning of January 2001 after a period of implementing a gradually tighter monetary policy. The European economy experienced good growth during the year, while the trend in Asia was more mixed. The euro strengthened towards the end of the year after a long period of weakening against the dollar.

Growing uncertainty about the U.S. economy was reflected in high volatility on many of the world's stock exchanges. The valuations of IT shares have been adjusted, but more traditional industrial companies have also seen their market capitalization decrease. This high volatility has involved many challenges but also created many attractive business opportunities. The climate has become increasingly difficult for companies to obtain new venture capital for their operations. There is a growing requirement to show sound financial support for business ideas and concepts.

The market prices of Investor's two largest holdings – AstraZeneca and Ericsson – performed differently in the past year. The healthcare sector rose, despite the market decline. The telecom sector experienced a sharp correction. AstraZeneca developed particularly well in 2000, due to a successful merger and an attractive research portfolio. Ericsson's telecommunications and data communications systems business also developed well, but its consumer products business remains a challenge.

Other sectors represented in Investor's portfolio also experienced falling market values. This primarily reflects the growing uncertainty about the trend of the economy. The financial services sector has been an exception, where both OM Gruppen and SEB enjoyed rising share prices during the year.

Investor's initiatives in the New Investments business are long-term-oriented. This part of the organization has increasingly established itself as a player in the international private equity marketplace. Despite some write-downs made at year-end, this business as a whole contributed positively to Investor's net asset value growth for the year.

On September 1, Investor and Hutchison Whampoa, through the joint venture company Hi3G, submitted their application for a UMTS license for third-generation mobile telephony in Sweden. The analysis during the application strengthened our conviction that Hi3G's concept can create attractive business opportunities. The mobile Internet is a particularly promising business idea based on technologically refined communications. The potential of the mobile Internet will most likely give many people possibilities to live and work in ways that were previously unimaginable.

It is gratifying that Hi3G has been awarded a 3G license. Hi3G now faces the challenge of fulfilling the requirements of the license granted by the Swedish National Post and Telecommunications Agency, and to achieve its goal of becoming the market's leading provider of mobile Internet services and generate a good return on equity. Hi3G and Europolitan have reached an agreement that will help ensure a fast, environmentally friendly and cost-effective rollout of their UMTS infrastructure.

Investor's own organization is being further developed by competent employees from varying backgrounds. To give shareholders an attractive return, the organization is divided into small groups focusing on their specific investment areas. Each group has a defined return requirement and an investment mandate connected to a bonus system.

The newly formed consulting company Novare Human Capital will focus on services and counseling in the human resources field and initially serve portfolio companies in Investor Growth Capital and b-business partners. This initiative is a step by Investor, as an owner, to create more added value in its investments. Professional management of human resource services is an important factor for creating the best possible platform for the successful development of Investor portfolio companies.

As a whole, 2000 was a good year for Investor. The total return on Investor shares was in excess of 20 percent, despite the weak market environment. The New Investments business developed well and EQT wrapped up yet another successful year. In the future, Investor will continue to work intensively on managing and developing taken initiatives. Investor, in its role as an active entrepreneurial owner, strives to make improvements in portfolio companies and restructures its portfolio continuously. This is always a central concept for Investor. The strategic goal remains firm – to grow net asset value in excess of market cost of capital over a business cycle.

Investor stands for financial strength and a substantial network driven by the goal to achieve steady improvement. These factors are fundamental to the process of developing the companies Investor has invested in. The outlook inspires hope that the future, as in the past, will allow us to generate an attractive total return for shareholders.

M. Wallenberg

Marcus Wallenberg

The Investor share

The total return on Investor shares[1] during the year ended December 31, 2000 was 20 percent (35). In the past five-year period, the average annual total return on Investor shares was 28 percent.



Change in value, SEK
3500
3000
2500
2000
1500
1000
12/31 1995
12/31 1996
12/31 1997
12/31 1998
12/31 1999
12/31 2000
Investor
Source: SIX AB

The diagram shows the change in value of SEK 1,000 invested over the last five years in Investor, including reinvested dividends.

The discount to net asset value was 24 percent at the end of the period, compared with 37 percent at year-end 1999.

[1] Total return is the sum of share price appreciation and reinvested dividends.

Change in value

On December 31, 2000, Investor's net asset value amounted to SEK 149,115 m. (153,259). This corresponds to SEK 186 (191) per share after full conversion. The change in Investor's net asset value was -3 percent (64) or SEK -4,144 m. (59,757) during the year.



Change in value
SEK bn
SEK/share
200
150
100
50
12/31 1996
12/31 1997
12/31 1998
12/31 1999
12/31 2000
Net asset value (lhs)
Net asset value/share (rhs)

Of the change in net asset value, SEK -4,066 m. was attributable to the core holdings and SEK 496 m. to new investments.

An overview of Investor's holdings, listed by sector, is attached to this report as Appendix 2.

Investor's net asset value	12/31 2000		12/31 1999	
	SEK/share	SEK m.	SEK/share	SEK m.
Core holdings	163	130 844	187	150 060
New investments	15	11 692	10	7 618
Other holdings	18	14 091	16	12 746
Other operations	3	2 590	3	2 247
Other assets and liabilities	0	26	-1	-499
Total investments	**199**	**159 243**	**215**	**172 172**
Net debt	-13	-10 128	-24	-18 913
Total net asset value	***186***	***149 115***	***191***	***153 259***

Core holdings



Core holdings
SEK bn
150
120
90
60
30
0
12/31 1996
12/31 1997
12/31 1998
12/31 1999
12/31 2000
Market value
Book value

The total value of Investor's core holdings decreased SEK 19,216 m. during the year, mainly through the sale of Scania shares. In 2000, shares were purchased for a total of SEK 1,304 m. and sold for SEK 13,838 m.

Purchases during the year comprised 875,000 shares in AstraZeneca for SEK 257 m., 3,255,000 A shares in SEB for SEK 287 m., and 6,265,800 B shares in Electrolux for SEK 760 m.

Sales during the period comprised 37.4 million A shares in Scania that were sold to Volkswagen in the first half of 2000 for a total purchase price of SEK 13,838 m., providing a capital gain of SEK 10,202 m. Investor has undertaken to remain an owner in Scania through March 2002.

Investor's share of the voting rights and capital in Stora Enso changed during the year as a result of Stora Enso's issue of new shares to shareholders in Consolidated Papers in September.



Change in value, core holdings
January 1 - December 31, 2000
AstraZeneca 10 224
SEB 1 267
OM Gruppen 617
Scania 417
SAS Sverige 184
-86 Saab AB
-549 Gambro
-964 SKF
-982 ABB
-1 190 Electrolux
-1 416 Atlas Copco
-2 935 Stora Enso
-3 313 WM-data
-8 221 Ericsson
SEK m.
-10000 -6000 -2000 2000 6000 10000

After the new issue, Investor's holding amounts to 61,991,786 A shares and 15,900,962 R shares corresponding to 24 percent (24) of the voting rights and 8 percent (10) of the capital.

In the fourth quarter of 2000, AstraZeneca and Novartis merged their agrochemical operations, after which AstraZeneca paid a dividend of shares in the newly formed company, Syngenta, to AstraZeneca shareholders. Investor's holding in Syngenta is shown under "Other holdings".

The largest contributions to growth in Investor's net asset value in 2000 came from AstraZeneca with SEK 10,224 m., SEB with 1,267 m. and OM Gruppen with SEK 617 m. The value trend[1] for Ericsson, WM-data and Stora Enso had a negative impact on Investor's net asset value of SEK 8,221 m., SEK 3,313 m. and SEK 2,935 m., respectively.

1) Value trend is the sum of realized gains and changes in surplus values taking purchase and sales proceeds into account.

Company	Number of shares [1]	Market value SEK m. 12/31 2000	Share price performance 2000 (%) [2]	Share of portfolio (%)	Share of capital [3] (%)	Share of voting rights [3] (%)	Market value SEK m. 12/31 1999
Technology							
Ericsson	273 506 800	29 771	-21	23	3	22	37 992
WM-data	55 302 500	2 505	-57	2	14	7	5 818
		32 276		**25**			**43 810**
Engineering & Manufacturing							
ABB	14 437 720	13 990	-7	11	5	5	14 972
Atlas Copco	31 454 971	6 495	-18	5	15	21	7 911
Scania	18 170 073	3 749	-31	3	9	15	16 905
Electrolux	19 613 190	2 380	-43	2	6	24	2 810
SKF	14 955 052	1 967	-31	1	13	27	2 931
Saab AB	21 611 925	1 686	-5	1	20	36	1 772
		30 267		**23**			**47 301**
Healthcare							
AstraZeneca	92 420 310	43 437	+31	33	5	5	32 956
Gambro	68 638 225	4 702	-12	4	20	26	5 251
		48 139		**37**			**38 207**
Financial services							
SEB	70 803 680	7 363	+21	6	10	11	5 809
OM Gruppen	12 840 507	2 992	+26	2	15	15	2 375
		10 355		**8**			**8 184**
Forest products							
Stora Enso	77 892 748	8 623	-24	6	8	24	11 558
		8 623		**6**			**11 558**
Service							
SAS Sverige	13 155 980	1 184	+18	1	19	19	1 000
		1 184		**1**			**1 000**
Total		***130 844***		***100***			***150 060[4]***

1) Holdings, adjusted for any shares on loan.

2) Most heavily traded class of share.

3) After full dilution.

4) The holding in Volvo (4,814 m.) has been transferred to "Other holdings".

New investments

As of this year-end report, the New Investments business includes the private equity investments in Investor Growth Capital, Investor Capital Partners and EQT, as well as Investor's holding in Hi3G.



New investments
SEK bn
12
10
8
6
4
2
0
12/31 1996
12/31 1997
12/31 1998
12/31 1999
12/31 2000
Market value
Book value

	Value[1] (SEK m.)	Book value (SEK m.)	Committed Capital[2] (USD m.)
Investor Growth Capital	9 227	7 610	1 800
Investor Capital Partners	1 300[3]	1 197	200
EQT	1 165	1 053	1 000
Total	*11 692*	*9 860*	*3 000*

1) Valuation is calculated in accordance with EVCA/BVCA principles with the exception of unlisted holdings. The principles for valuation of unlisted holdings were changed in 2000 to a more conservative method, where these are valued at acquisition value with deduction of any write-downs. Previously, where applicable, in accordance with EVCA/BVCA principles, unlisted holdings were stated at the most recent external financing round valuation. Listed holdings are valued, as previously, at their current price with a liquidity discount of 10 to 20 percent.

2) Capital allocations within new investments are made in USD.

3) Includes all of the Investor Group's investments in Asia.

The total value of Investor's new investments increased SEK 4,074 m. (2,109) during the year. A total of SEK 8,074 m. was invested (2,988), while shares were sold for a total of SEK 4,490 m. (4,406).

Divestments during the period generated total capital gains of SEK 2,667 m. (1,984). The average annual return on realized investments exceeded by far the 20-percent return requirement.

Write-downs totaled SEK 1,228 m. during the period, and all listed and unlisted holdings with a market value less than acquisition value have been written down.

The New Investments business had a positive effect on net asset value, increasing it by an amount equivalent to SEK 496 m. (2,886). On December 31, 2000, the accumulated surplus value was SEK 1,832 m. (2,787).

Investor Growth Capital

New investments, October 1 – December 31, 2000

Company	Sector	Description
Accuro Immunology (SE)	Healthcare	Biomedical R&D company focusing on the development of immunotherapies for treating cancer
Aplion Networks (U.S.)	IT	Integrated software and hardware solutions for broadband communications
Digia (FI)	IT	Software and services for next-generation wireless information devices
Molecular Staging (U.S.)	Healthcare	Life sciences tool company developing a portfolio of technologies for detecting and measuring proteins and nucleic acids
Optilion (SE)	IT	Develops and manufactures fiber-optic transceivers for high-speed data and Internet communications
Songbird Hearing (U.S.)	Healthcare	Develops and sells the market's first disposable hearing aid.

In addition to the above investments, follow-on investments were made in the fourth quarter in Quisic and Lycos Europe, among other companies. The latter investment was made in accordance with an agreement that was reached with Lycos Europe when the company acquired Spray Networks in the third quarter of 2000.

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO funds[1] with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.*

[1] Leveraged buyout

Divestments in the fourth quarter included the holdings in Celo Communications, Lisca, King Pharmaceutical (received from King's merger with Jones Pharma) and NTL. Medtronic acquired PercuSurge in an all-stock transaction during the quarter.

The year as a whole was characterized by a very strong deal flow. About 40 investments were made in the growth sectors of information technology and healthcare. Appendix 3 lists all direct investments made in 2000. During the second half of the year emphasis was placed on managing the existing portfolio and fewer new investments were made as a result. In addition to a number of divestments in the fourth quarter, the holdings in Cisco (proceeds from the sale of Qeyton), OTI, Minimed and Micronic were sold during the year.

Investor Growth Capital was formed in the beginning of 2000 through a merger of the investment activities of the subsidiaries Novare Kapital and Investor International. Novare Kapital, founded in 1995, was focused on venture capital in companies in early growth stages. Investor International was focused on expansion, or later stage, investments of larger size. The combined operation now concentrates on expansion stage investments but continues to manage Novare Kapital's former holdings.

One of Investor Growth Capital's major commitments, initiated in the first quarter of 2000, is b-business partners, a joint investment with ABB, SEB and a number of other companies. b-business partners is a venture capital company that is focused on investments in B2B e-commerce and related areas. Investor Growth Capital has committed EUR 300 m. to this investment. During 2000, the company announced six investments. In the fourth quarter Hans-Dieter Koch, formerly President and CEO of GE Capital Information Technology Solutions for Europe, was appointed b-business partner's CEO.

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund's first-round financing resulted in commitments totaling USD 322 m., including Investor's commitment of USD 200 m. Investor Asia, the fund's investment adviser, developed a substantial deal flow focused on Northern Asia. A new organization was established with eight investment managers.

In partnership with Investor, Ericsson and Hutchison Whampoa, the Asia Fund made its first investment, a total of USD 60 million, in imGO, a company focused on investments in the wireless communications area. Investor's direct investment in imGO amounts to USD 40 million. This deal was implemented through the takeover of the majority share in the Hong Kong-listed company Guoco Land. After the takeover, the company's name was changed to imGO. In the fourth quarter, Michael Ricks, former president of Ericsson (China) Company Ltd., was appointed imGO's new CEO.

From Investor's former investment portfolio in Asia, about half of the holding in ASM Pacific was sold during the summer of 2000.

EQT

Investor is one of the major investors in EQT's funds with commitments currently totaling more than SEK 6,100 m. On December 31, 2000, the value of Investor's share of completed investments amounted to SEK 1,165 m. (the book value was SEK 1,053 m.).

In the fourth quarter EQT reached an agreement to acquire International Health Insurance danmark (IHI), a leading company offering private medical insurance internationally. IHI operates primarily in Europe and Latin America.

Flexlink, one of EQT's existing holdings, reached an agreement with Flexible Technologies to acquire all of the company's operations in the beginning of 2001. Flexible Technologies, based in Dallas, Texas, is a leading supplier of automated handling solutions for the electronics industry. Another EQT holding, ADR Haanpää, the leading Scandinavian chemicals hauler, continued to implement its consolidation strategy in 2000 by acquiring a number of small and medium-sized haulers in Finland.

Earlier in the year EQT, through its funds, acquired Findus, Tradex, CSI and CreditInform. In the first quarter, the EQT Scandinavia I fund sold its remaining holding in Perlos. During the year the owners also received a dividend of shares in Perlos, whereby Investor received 758,747 shares. In the third quarter, EQT sold its holding in UPC. The latter shares were previously received as proceeds from UPC's acquisition of Stjärn-TV.

Hi3G

On December 16 the newly formed company Hi3G Access AB was awarded one of four UMTS licenses for Sweden. Hi3G is owned by Investor (40 percent) and Hong Kong-based Hutchison Whampoa (60 percent). The license is for a nationwide network, a "national license" allowing Hi3G to offer mobile services based on the UMTS standard. The allocation of the licenses has been appealed. On January 23, 2001, it was announced that Hi3G and Europolitan, a Swedish GSM operator with a UMTS license, have agreed to jointly build part of their respective UMTS infrastructure. The agreement will ensure a fast, environmentally friendly and cost-effective rollout.

Other holdings

Saab Automobile

In the first quarter of 2000, Investor sold its 50-percent holding in Saab Automobile to General Motors in accordance with the option agreement signed in 1996. The sale proceeds amounted to USD 125 m., corresponding to SEK 1,056 m. Since the shares in Saab Automobile were booked at zero value, the entire proceeds from the sale are reported as a capital gain.

On January 15, 2001, it was publicly announced that General Motors is acquiring Investor's subordinated loans to Saab Automobile for SEK 4,050 m. The loan had a book value of SEK 2,890 m. In the calculation of net asset value on December 31, 2000, the loan was valued at the agreed purchase price that will be paid in the first quarter of 2001.

Volvo

At year-end, Investor AB's shareholding in Volvo amounted to 1,155,240 A shares and 20,364,480 B shares, corresponding to 4.9 percent of the capital and 1.9 percent of the voting rights in the company. The holding, acquired as part of the planned merger between Scania and Volvo, was reduced during the year through Volvo's share buyback program.

According to the method used for new investments with a market value less than acquisition value, the holding in Volvo was written down SEK 1,497 m., which also gives a more correct picture of the net effect of the Scania divestment on earnings.

Syngenta

The agrochemical operations of AstraZeneca and Novartis were merged in the fourth quarter of 2000. After the merger, AstraZeneca paid a dividend of shares in the newly formed company, Syngenta, to AstraZeneca shareholders. Syngenta is a world-leading agrochemicals company that had sales of approximately SEK 70 billion in 1999. Investor's holding in Syngenta amounts to 2,296,861 shares corresponding to 2 percent of the capital and voting rights. Investor's holding in Syngenta had a market value of SEK 1,162 m. on December 31. Since Syngenta's introduction on the stock exchange in November 2000, the share price has increased from SEK 438 to SEK 506.

Net asset value, other holdings	**12/31-2000**		**12/31-1999**	
	SEK/share	**SEK m.**	**SEK/share**	**SEK m.**
Saab Automobile, subordinated loans[1]	5	4 050	4	2 890
Volvo	4	3 366	6	4 818
Investor's own convertibles	6	4 682	5	3 901
Other	2	1 993	1	1 141
Syngenta	*2*	*1 162*	-	
Total other holdings	***18***	***14 091***	***16***	***12 746***

[1]Subordinated loans to Saab Automobile are valued at the agreed purchase price.

Other operations

Grand Hôtel Holdings

The business climate for GHH's services continued to be favorable during all of 2000. Grand Hôtel Stockholm enjoyed yet another record year in terms of sales and earnings. It was Berns' first fiscal year after it was redesigned and the year was characterized by efforts to establish its new concept. At year-end 2000, GHH sold its holding in Restaurang och Hotell Skansen i Båstad AB.

Sales of the Grand Hôtel Holding Group increased 19 percent to SEK 418 m. (351). Consolidated income after financial items was SEK 67 m. (16), an increase of SEK 51 m. Results were negatively impacted by SEK 37 m. in book losses pertaining to divestments.

Investor's net asset value, other holdings	**12/31-2000**		**12/31-1999**	
	SEK/share	**SEK m.**	**SEK/share**	**SEK m.**
Securities trading	1	1 165	1	822
Grand Hôtel Holdings	1	1 075	1	1 075
Land and real estate	1	350	1	350
Total other operations	***3***	***2 590***	***3***	***2 247***

Consolidated results

Investor's income after financial items in 2000, excluding unrealized increases in value, amounted to SEK 13,478 m. (11,075). Net income after tax was SEK 13,459 m. (10,820) for the year.

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

The Group's net debt at the end of the period was SEK 10,128 m. (18,913). Investor's net debt thus amounted to 6 percent (11) of total investments. The change in net debt was mainly due to the proceeds received from the sale of Scania shares and paid dividends.



Consolidated net debt
SEK bn
24
18
12
6
0
-6
-12
-18
-24
-30
12
9
6
3
0
-3
-6
-9
-12
-15
percent
1996
1997
1998
1999
2000
Total debt (lhs)
Net debt/total assets (rhs)

Parent Company Investor AB

Income after financial items was SEK 8,665 m. (7,392). Net profit amounted to SEK 8,711 m. (7,303). During the year net share purchases were made for SEK 12,709 m.

Proposed dividend

The Board of Directors and the President propose a dividend to shareholders of SEK 3.00 (3.00) per share for fiscal 2000. An extraordinary dividend of SEK 2.50 per share (0.40) is also proposed.

Investor's dividend policy is to distribute a large portion of the dividends it receives in the form of an ordinary dividend to shareholders. This dividend should also develop steadily over time. In addition to the ordinary dividend, extraordinary dividends can be paid, depending on the current tax situation. However, such dividends can vary over time.

Repurchase of own shares

The Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the Board to decide on the repurchase of the company's shares. Under such mandate, the Board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. In accordance with current legislation, these repurchases can amount up to 10 percent of the total shares outstanding in Investor. Such purchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the Board's mandate include the possibility to transfer repurchased shares.

Investor's own convertibles

Investor AB's convertible debenture loans from 1991 to 1992, issued in conjunction with the acquisition of Saab-Scania, mature in June 2001. These convertibles have been repurchased on a continuous basis and Investor owned approximately 94 percent of the outstanding volume on December 31, 2000. Investor's board has decided to eliminate the purchased convertibles on the maturity date. This has a positive effect on the net asset value per share.

Structure of share capital and convertibles, December 31, 2000

Class of share	Number of shares	Number of voting rights	% of capital	% of voting rights
Before conversion				
A 1 vote	311 690 844	311 690 844	40.7	87.3
B 1/10 vote	453 390 205	45 339 021	59.3	12.7
Total	*765 081 049*	*357 029 865*	*100,0*	*100,0*
Convertible debenture loans [1)]				
B 1/10 vote	35 675 791	3 567 579		
After conversion				
A 1 vote	311 690 844	311 690 844	38.9	86.4
B 1/10 vote	489 065 996	48 906 600	61.1	13.6
Total	*800 756 840*	*360 597 444*	*100.0*	*100.0*

1) The nominal value of the loans is SEK 1,266 m. and they carry 8.00 percent interest until June 21, 2001. The conversion price is SEK 35.50. Of the convertible debenture loans corresponding to a total of 35,675,791 shares, Investor's own holding corresponds to 33,578,895 shares.

Other

Annual General Meeting

The Annual General Meeting will be held at 5 p.m. on Monday, April 2, 2001, in Viktoriahallen, Stockholmsmässan (Stockholm International Fairs), Älvsjö. Investor's audited Annual Report will be made available at the company's head office at Arsenalsgatan 8C in Stockholm.

Accounting principles

This year-end report has been prepared in accordance with Sweden's Annual Accounts Act. Applied accounting principles are unchanged. Under Sweden's Annual Accounts Act, Investor holdings meeting the criteria for associated companies must be reported in accordance with the equity method. These revised consolidated accounts will be prepared and included in Investor's Annual Report for 2000, which will be available in March 2001.

Financial Calendar 2001

- April 2 Annual General Meeting
- April 11 Interim Report, January - March
- July 10 Interim Report, January – June
- Oct. 11 Interim Report, January - September

Stockholm, January 24, 2001



Marcus Wallenberg

President and Chief Executive Officer

For Information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 8 614 20 49, +46 70 514 20 49

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 20 31, +46 70 624 20 31

This year-end report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP
CONSOLIDATED INCOME STATEMENT

Purchase method

SEK m.	2000 1/1-12/31	1999 1/1-12/31
Dividends	2 090	2 184
Capital gains, net	10 202	7 532
Operating costs	-215	-186
Net income - core holdings	**12 077**	**9 530**
Dividends	632	567
Capital gains, net	1 216	1 964
Operating costs	-333	-255
Net income - new investments and other holdings	**1 515**	**2 276**
Net securities trading	650	197
Net sales	556	368
Cost of goods and services sold	-452	-330
Operating costs	-106	-109
Net income - other operations	**648**	**126**
Group wide operating costs	-86	-81
Operating income	**14 154**	**11 851**
Net financial items	-676	-776
Income after financial items	**13 478**	**11 075**
Taxes	-19	-253
Minority interest		-2
Income for the year	**13 459**	**10 820**

INVESTOR GROUP
CONSOLIDATED BALANCE SHEET

Purchase method

SEK m.	2000 12/31	1999 12/31
Assets		
Equipment and real estate, etc.	1 499	1 481
Shares and participations	57 594	55 125
Receivables	4 169	4 206
Cash and short-term investments	7 480	1 020
Total assets	**70 742**	**61 832**
Shareholders' equity and liabilities		
Shareholders' equity [1)]	48 755	37 868
Convertible debenture loans	1 322	1 347
Provision for pensions	189	188
Loans	15 662	19 745
Other liabilities	4 814	2 684
Total shareholders' equity and liabilities	**70 742**	**61 832**

	2000 12/31	1999 12/31
Net debt		
Cash and short-term investments	5 723 [2)]	1 020
Loans	-15 662	-19 745
Provision for pensions	-189	-188
Total net debt	**-10 128**	**-18 913**

1) Shareholders' equity changed during the period:

	2000	1999
Opening balance	37 868	29 269
Dividend to shareholders	-2 596	-2 098
Income for the year	13 459	10 820
Other changes	24	-123
Closing balance	48 755	37 868

2) Adjusted by SEK -1 757 m. since some items within short-term investments are affiliated with items in other liabilities and can therefore not be regarded as available.

INVESTOR GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2000 1/12/31	1999 1/1-12/31
Cash flow from operating activities		
Core holdings		
Dividends	2 052	2 184
New investments and other holdings		
Dividends	632	553
Securities trading, other operations and operating costs		
Payments received	62 169	28 180
Payments made	-61 973	-29 068
Cash flow from operating activities before net interest income/expense and income taxes	**2 880**	**1 849**
Interest received/paid	-661	-681
Income taxes paid	-76	-99
Cash flow from operating activities	**2 143**	**1 069**
Cash flow from investing activities		
Core holdings		
Purchases	-1 304	-15 228
Sales	13 578	11 292
New investments and other holdings		
Purchases	-9 372	-4 385
Sales	6 404	6 077
Investments in tangible fixed assets	-85	-104
Sold tangible fixed assets	12	295
Cash flow from investing activities	**9 233**	**-2 053**
Cash flow from financing activities		
Long-term loans raised	1 586	3 620
Increase/decrease in short-term financial liabilities	-5 669	346
Dividends paid	-2 596	-2 098
Cash flow from financing activities	**-6 679**	**1 868**
Cash flow for the year	**4 697**	**884**
Liquid assets, opening balance	**1 020**	**138**
Translation difference in liquid assets	**6**	**-2**
Liquid assets, closing balance	**5 723** [1)]	**1 020**

1) Adjusted by SEK -1, 757 m. since some items within short-term investments are affiliated with items in other liabilities and can therefore not be regarded as available.

APPENDIX 1 – INVESTOR'S DEVELOPMENT BY SEGMENT

Development 1/1 – 12/31 2000

	Core holdings	New investments	Other holdings	Other operations	Investor group-wide	Total
Dividends	2 090	337	295	66		**2 788**
Capital gains						
Realized profit/loss	10 202	2 667	1 274	584		**14 727**
Write-downs		-1 228	-1 497			**-2 725**
Other revenues and expenses				104		**104**
Operating costs	-215	-325	-8	-106	-86	**-740**
Operating income	***12 077***	***1 415***	***64***	***648***	***-86***	***14 154***
Net financial items					-676	**-676**
Taxes and minority interest					-19	**-19**
Income for the year	***12 077***	***1 415***	***64***	***648***	***-781***	***13 459***
Changes in surplus value	-16 143	-955	1 946	145		**-15 007**
Dividends paid					-2 596	**-2 596**
Contribution to NAV growth	***-4 066***	***496***	***2 010***	***793***	***-3 377***	***-4 144***

Assets by segments 12/31 2000

	Core holdings	New investments	Other holdings	Other operations	Investor group-wide	Total
Book value	38 871	9 860	9 050	2 399	26	**60 206**
Accumulated surplus value	91 973	1 832	5 041	191		**99 037**
Market value	**130 844**	**11 692[1)]**	**14 091**	**2 590**	**26**	**159 243**

Development 1/1 – 12/31 1999[2)]

	Core holdings	New investments	Other holdings	Other operations	Investor group-wide	Total
Dividends	2 184	415	152	24		**2 775**
Capital gains						
Realized profit/loss	7 532	1 984	-34	103		**9 585**
Write-downs		14		70		**84**
Other revenues and expenses				38		**38**
Operating costs	-186	-249	-6	-109	-81	**-631**
Operating income	***9 530***	***2 164***	***112***	***126***	***-81***	***11 851***
Net financial items					-776	**-776**
Taxes and minority interest					-255	**-255**
Income for the year	***9 530***	***2 164***	***112***	***126***	***-1 112***	***10 820***
Changes in surplus value	49 098	722	812	403		**51 035**
Dividends paid					-2 098	**-2 098**
Contribution to NAV growth	***56 628***	***2 886***	***924***	***529***	***-3 210***	***59 757***

Assets by segments 31/12 1999

	Core holdings	New investments	Other holdings	Other operations	Investor group-wide	Total
Book value	41 944	4 831	9 650	2 202	-499	**58 128**
Accumulated surplus value	108 116	2 787	3 096	45		**114 044**
Market value	**150 060**	**7 618**	**12 746**	**2 247**	**-499**	**172 172**

1) Valuation is calculated in accordance with EVCA/BVCA principles with the exception of unlisted holdings. The principles for valuation of unlisted holdings were changed in 2000 to a more conservative method where these are valued at acquisition value with deduction of any write-downs. Previously, where applicable, in accordance with EVCA/BVCA principles, unlisted holdings were stated at the most recent external financing round valuation. Listed holdings are valued as previously at their current price with a liquidity discount of 10 to 20 percent.

2) To facilitate a comparison between the above tables, changes made to classifications and the structuring of the table for 2000 have been introduced in the table for 1999. Consequently, the table for 1999 has been adjusted to reflect these changes.

APPENDIX 2 – TOTAL INVESTMENTS PER SECTOR

Total investments per sector December 31, 2000 (listed companies in italic)

SEK m.		Technology	Healthcare	Engineering & Manufacturing	Forest products	Financial services	Other[1]
Core holdings							
		Ericsson	*AstraZeneca*	*ABB*	*Stora Enso*	*SEB*	*SAS*
		WM-data	*Gambro*	*Atlas Copco*		*OM Gruppen*	
				Electrolux			
				Saab AB			
				Scania			
				SKF			
Investor Growth Capital							
	Expansion stage	Aplion Network	Amira Medical				
		Digia	*Axcan*				
		B2	*Intrabiotics*				
		b-business partners*	*Intuitive Surgical*				
		CarParts.com	EndoVasix				
		Cidera	Kyphon				
		Edison	*Medtronic*				
		Gator.com	Molecular Staging				
		Guru.com	Personal Chemistry				
		IdeaEdge	Songbird Hearing				
		Idealab!					
		Invesmart					
		JP Systems					
		Lycos Europe					
		Optilion					
		Physiome Sciences					
		Stepstone					
		Sylvan					
		TeleGea					
		Tessera					
		Quisic					
	Venture stage	Appollo International	A+ Science Invest	Neos Robotics			
		DoBeeDo	Accuro Immunology	Nordic			
		Comfirm.com	Aerocrine	Windpower			
		Caprisma	Affibody Technology				
		Curl Corporation	AlcoDia				
		Ericsson Venture Partners	Alpha Helix				
		Excosoft	Carmel Pharma				
		Hybrid Technology	Cavidi Tech				
		InTenna Technology	Entific Medical Systems				
		K-World	*Esperion Therapeutics*				
		Nordic Sensor Technologies	Got-A-Gene				
		Oculus Oval	Gyros				
		Opto Comm	Juvantia Pharma				
		Pipebeach	Mando				
		Popwire.com	Metcon Medicin				
		Projectplace	Medicarb				
		Radians Innova	Melacure				
		SamSari Education	NeuroNova				
		Scan	Otre				
		Synapix	Ponsus Pharma				
		Proceedo	Stick Tech				
		Startupfactory	Stille				
		SQM	Ullman				
		Sörman Information					
		Umetrics					
		Wilnor					
		Amkor					
		*ImGO**					
Investor Capital Partners[2]							
	Group Investments	*ASM*		*United Pacific*			
		Alphatec		*Leredo*			
		Amkor					
	Asia Fund	*imGO**					
Other holdings							
				Cardo			*Syngenta*
				Fiskars			
				Volvo			
Value December 31, 2000		38 984	50 545	34 428	8 623	10 425	16 238
Share of total		24%	32%	22%	5%	7%	10%
Value December 31, 1999		47 197	39 546	53 419	11 558	8 211	12 241
Share of total		27%	23%	31%	7%	5%	7%

* Affiliated ventures

[1] Also includes minor holdings, fund investments, Investor's own convertible and other activities

[2] Also includes Investor AB's share of EQT investments

APPENDIX 3 – DIRECT INVESTMENTS, INVESTOR GROWTH CAPITAL, JANUARY 1 – DECEMBER 31, 2000.

HEALTHCARE

Company	Description
Accuro Immunology (SE)	Biomedical R&D company focusing on the development of immunotherapies for treating cancer.
Affibody Technology (SE)	Biotechnology company focusing on research into artificial antibodies and proteomics.
AlcoDia (SE)	New patented method for detecting and measuring alcohol intake.
Amira Medical (U.S.)	Develops and markets analytical devices for monitoring blood sugar levels in diabetics.
Axcan (CAN)	Pharmaceutical company specialized in gastroenterology.
EndoVasix (U.S.)	Medical technology for treating stroke through a combination of laser and acoustic energy applied through a minimally invasive system.
Esperion Therapeutics (U.S./SE)	Develops treatment methods for atherosclerosis.
Gyros (SE)	Develops miniaturized laboratories in CD format, "lab on a chip".
Juvantia Pharma (FI)	Research company developing drugs for treating Parkinson's disease.
Mando (SE)	Patented treatment program for anorexia and bulimia.
Medtronic (U.S.)	A leading medical device company. Shares were acquired as the result of Medtronic's acquisition of PercuSurge.
Melacure (SE)	Research and development of new drugs and substances based on melanocortin receptor targets.
Metcon Medicin (SE)	Develops products to stabilize blood sugar levels in diabetics.
Molecular Staging (U.S.)	Life sciences tool company developing a portfolio of technologies for detecting and measuring proteins and nucleic acids.
NeuroNova (SE)	Research-based company aiming to develop therapeutic approaches to neurodegenerative disorders through stem cells.
Otre (SE)	System to mix ozone into lipids for hospital disinfection and sterilization.
Personal Chemistry (SE)	System for chemical synthesis using microwave-heating technology.
Physiome Sciences (U.S.)	Software and equipment for simulating biological trials and processes.
Songbird Hearing (U.S.)	Develops and sells the market's first disposable hearing aid.

TECHNOLOGY/IT

Company	Description
Aplion Networks	Integrated software and hardware solutions for broadband communications.
b-business partners	European business-to-business investment company.
Cidera (US)	Satellite-based equipment and software for high-speed transmission of Internet contents.
Digia (FI)	Software and services for next-generation wireless information devices.
Gator.com (U.S.)	Online consumer marketing services facilitating e-commerce transactions.
GenOA Corp. (U.S.)	Semiconductors for optical communications.
Guru.com (U.S.)	Website for independent professionals including assignment matching, purchasing of goods and services and a chat room.
IdeaEdge (U.S.)	Investment company focused on early-stage e-commerce and wireless applications.
Idealab! (U.S.)	Investment and development company in the consumer Internet field.
Invesmart (U.S.)	Online retirement services for companies and their employees.
JP Systems (U.S.)	Secure, wireless technology for connection to the Internet and intranets.
Optilion (SE)	Develops and manufactures fiber-optic transceivers for high-speed data and Internet communications.
Opto Comm (SE)	Complete network solutions for data communications and telecommunications.
Pipebeach (SE)	Voice recognition access to mobile Internet applications.
Proceedo (SE)	Internet-based purchasing solutions for e-commerce.
Projektplatsen.se (SE)	ASP for intercompany projects.
Quisic (U.S.)	Online learning and training courses for business.
SamSari Education (SE)	Web-based courses in business and management for corporations.
Scan (U.K.)	E-service for product search and purchase of free mobile technology (SMS).
SQM Nordic (SE)	Consulting company offering services and solutions for e-commerce, customer service and support.
Startupfactory (SE)	Nordic venture capital company focused on wireless communications and a mobile lifestyle.
Sörman (SE)	Internet-based information management services.
TeleGea (U.S.)	Online sales and delivery of telecom services.

EXHIBIT 5

investor

02 OCT 31 AM 8:50

Press Release

Stockholm, March 1, 2001

Notice of Annual General Meeting of Shareholders, April 2, 2001

In accordance with the listing agreement with OM Stockholmsbörsen AB, Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on April 2, 2001.

Shareholders representing more than 50 percent of the voting rights support the following proposal for Investor's board:

Percy Barnevik, Claes Dahlbäck, Håkan Mogren, Anders Scharp, Peter Sutherland, Björn Svedberg, Michael Treschow, Jacob Wallenberg and Marcus Wallenberg are proposed for re-election as members of the board.

Board member Mauritz Sahlin has declined re-election. Investor's board thanks Mauritz Sahlin for the valuable contributions he has made over many years – not only as a member of Investor's board, but also as a member of the boards of portfolio companies and small, rapidly expanding companies in Novare Kapital and Investor Growth Capital.

It is proposed that Koichi Nishimura, 62, be elected as a new member of the Investor board. Nishimura is a U.S. citizen with a Ph.D. degree who is CEO of Solectron Corporation (United States). Nishimura was an employee of IBM for 23 years and joined Solectron in 1988 as Chief Operating Officer. He has been Chief Executive Officer of the company since 1992. Under his management, Solectron's sales of electronic components have increased from SEK 1 billion to SEK 140 billion. The company has won the prestigious Malcolm Baldridge National Quality Award twice. Solectron has a market capitalization of approximately SEK 200 billion and is one of the world's largest and most profitable companies in electronics manufacturing services (EMS).

Our press releases can be accessed at www.investorab.com on the Internet.

Investor Chairman Percy Barnevik made the following statement about Koichi Nishimura: “As a member of Investor's board, Koichi Nishimura will add very valuable competence in IT – a sector in which Investor Growth Capital has made many investments in companies over the past few years, and where a number of the core holdings in our portfolio are making substantial investments. With Solectron's headquarters in Silicon Valley, its collaboration with a number of leading IT companies and strong market positions in Asia, Europe and the USA, Koichi Nishimura is well positioned to give advice on new investments and ownership strategies for existing portfolio companies.”

INVESTOR AB

For further information:

Nils Ingvar Lundin, Head of Corporate Relations.
Mobile: +47 70 514 20 49
e-mail: nilsingvar.lundin@investorab.com

Attachment: Advertisement with the notice of Investor's Annual General Meeting.

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting to be held on Monday, April 2, 2001, at 5:00 p.m. at Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö, Sweden. Doors will be opened and registration for the Meeting will commence at 3:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, March 23, 2001, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Tuesday, March 27, 2001, by writing to Investor AB, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10 when notification should be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, March 23, 2001. Shareholders are requested to inform their nominees in good time prior to this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such authorization is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The original authorization and certificate of registration, where applicable, should be sent to Investor AB, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

Agenda

1. Election of the Chairman of the Meeting.
2. Drawing up and approval of the voting list.
3. Approval of the agenda and points of order.
4. Election of two persons to attest to the accuracy of the minutes.
5. A decision on whether proper notice of the Meeting has been made.

6. The President's address.

7. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

8. Adoption of the income statement and the balance sheet, as well as of the consolidated income statement and the consolidated balance sheet.

9. Discharge from liability of the Members of the Board of Directors and the President.

10. Disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

11. A decision on the number of directors and deputy directors who shall be elected at the Meeting.

12. A decision on the compensation that shall be paid to the Board of Directors and auditors.

13. Election of Members of the Board of Directors and deputy directors.

14. Proposal for decision to authorize the Board to decide on purchase and transfer of own shares.

15. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 10 Dividend and record date
The Board of Directors and the President propose an ordinary dividend to the shareholders of 3.00 Swedish kronor per share and an extraordinary dividend of 2.50 Swedish kronor per share and that Thursday, April 5, 2001, shall be the record date for receipt of dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Tuesday, April 10, 2001.

Item 14 ***Purchase and transfer of own shares***
The Board proposes that the Board be authorized, during the period until the next Annual General Meeting, to decide on, (i) purchase of the Company's shares on the stock market or other marketplace and purchase according to purchase offerings to shareholders respectively, (ii) transfer of the Company's shares on the stock market or other marketplace, or in another manner than in the marketplace including the right to decide on waiver of shareholders' preferential rights and that payment may be effected other than with money. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company. The purpose of the proposed repurchase option is to give the Board greater freedom of action in work with the Company's capital structure. The Board's complete proposal for decision will be available at the Company as of March 19, 2001.

Other proposals for decision

Proposals under Items 11, 12, and 13

Regarding the number of Directors, compensation to the Board of Directors and auditors, and election of the Members of the Board of Directors, shareholders who jointly represent more than 50 percent of the voting rights for all the shares in the Company, have declared their intention to vote for the following proposals:

- 10 Directors and no deputies.

- A total compensation to the Board of Directors of 3,450,000 Swedish kronor to be divided as decided by the Board.

- Auditors' fees to be paid upon approval of their account.
  At the 1999 Annual General Meeting, auditors Caj Nackstad and Gunnar Widhagen as well as the deputy auditors Thomas Thiel and Björn Fernström, were re-elected for the period until the end of the 2003 Annual General Meeting.

- The following persons are proposed for *re-election* as Members of the Board: Percy Barnevik, Claes Dahlbäck, Håkan Mogren, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Michael Treschow, Jacob Wallenberg and Marcus Wallenberg.

  Board member Mauritz Sahlin has declined re-election.

  Election is proposed for Koichi Nishimura, Ph.D., Chairman of the Board, President and Chief Executive Officer, Solectron Corporation, USA.

Stockholm, February 2001

The Board of Directors

INTERNET WEBCAST

As a service to those shareholders who are unable to attend Investor AB's Annual General Meeting in person, provided this is approved by the Meeting, the intention is to send the Annual General Meeting live on the Internet to those shareholders who are registered in the share register maintained by VPC AB on Friday, March 23, 2001, and who have notified their interest in following the Annual General Meeting on the Internet.

Notification of interest in following the Annual General Meeting on the Internet must be made via Investor AB's website www.investorab.com no later than 1:00 p.m. on Tuesday, March 27, 2001. It is not possible to participate in any debate or voting procedures via the Internet.

EXHIBIT 6

02 OCT 31 AM 8:59

Press Release

Stockholm, March 9, 2001

No change to Investor's holding of Ericsson shares

According to SIS Ägarservice, Investor's holding of Ericsson B shares has been reduced by 9.6 million shares. The explanation is that these shares have been placed as margin collateral in connection with stock borrowing by Investors Trading AB. Investor has not sold the shares.

For further information:

Nils Ingvar Lundin, Managing Director Corporate Communications
Mobile: +46-70 514 20 49, e-mail: nilsingvar.lundin@investorab.com

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 7

INDUSTRI VÄRDEN

investor

Press Release

Stockholm, March 21, 2001

Ericsson's Board of Directors

In view of the speculations and suggestions concerning changes to Ericsson's board of directors at the company's Annual General Meeting on March 28, 2001, we would like to state that we support the board composition that has been proposed in the notification of Ericsson's Annual General Meeting.

Percy Barnevik
Investor AB

Bo Rydin
AB Industrivärden

Våra pressmeddelanden finns att hämta på internet, www.investorab.com

Investor AB
(Publ)
Organisationsnr 556013-8298

103 32 Stockholm
Besöksadress
Arsenalsgatan 8c

Tel 08-614 20 00
Fax 08-614 21 50
www.investorab.com

EXHIBIT 8

Investor

Press Release

Stockholm, April 2, 2001

Bulletin from Investor's Annual General Meeting of April 2, 2001

The Annual General Meeting approved the proposed ordinary dividend to shareholders of 3.00 kronor per share, as well as the extraordinary dividend of 2.50 kronor per share, for a total dividend of 5.50 kronor per share. The record date was determined as Thursday, April 5, 2001. The dividend is scheduled to be distributed by VPC AB (the Swedish Securities Register Center) on Tuesday, April 10, 2001.

The Meeting discharged the members of the Board and the President from liability for fiscal year 2000.

Current Board members Percy Barnevik, Claes Dahlbäck, Håkan Mogren, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Michael Treschow, Jacob Wallenberg and Marcus Wallenberg were re-elected. Koichi Nishimura was elected a new member of the Board.

Koichi Nishimura is 62 years old and a U.S. citizen. He is Chairman and Chief Executive Officer of Solectron Corporation (United States). Nishimura was an employee of IBM for 23 years and joined Solectron in 1988 as Chief Operating Officer. He has been CEO of the company since 1992.

Board member Mauritz Sahlin, who declined re-election, was thanked for his ten years of service on Investor's Board.

The Meeting authorized the Board to decide on the purchase and transfer of own shares in line with the Board's proposal.

Our press releases can be accessed at www.investorab.com on the Internet.

At a statutory Board meeting in conjunction with the Annual General Meeting, Percy Barnevik was re-elected Chairman of the Board of Investor AB. Claes Dahlbäck and Jacob Wallenberg were re-elected Executive Vice Chairmen.

The Board of Directors
INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director Corporate Relations
Phone +46-8-614 20 49, +46-70-514 20 49 (mobile).
E-mail: ludde@investorab.com

Fredrik Lindgren, Vice President, Investor Relations
Phone +46-8-614 20 31, +46-70-624 20 31 (mobile).
E-mail: fredrik.lindgren@investorab.com

EXHIBIT 9

02 OCT 31 AM 8:50

Interim Report, January-March 2001

Investor's net asset value* on March 31, 2001 amounted to SEK 126,216 m. (compared with SEK 157,772 m. on March 31, 2000), corresponding to SEK 165 per share (206). At year-end 2000, Investor's net asset value amounted to SEK 144,433 m. In the first three months of 2001, the net asset value changed by SEK -18,217 m. (8,414) or -13 percent (6).

The value of all Investor's holdings was SEK 133,462 m. on March 31, 2001 (178,401), compared with SEK 154,561 m. at year-end 2000, a decrease of SEK 21,099 m. during the three-month period. Net debt decreased SEK 2,882 m. to SEK 7,246 m. during the period. Net debt in relation to total assets corresponds to 5 percent.

The total return on Investor shares amounted to -11 (15) percent during the period.

Investor increased its holdings in AstraZeneca and OM through the purchase of shares for a total of SEK 1,143 m. and SEK 298 m., respectively.

In the New investments business, SEK 538 m. (2,147) was invested. Divestments totaled SEK 725 m. (586). Realized capital gains amounted to SEK 65 m. (443). The value of new investments declined SEK 1,283 m. (+2,534) or 11 percent.

Income of the Investor Group totaled SEK 1,412 m. (2,583) for the period.

The Annual General Meeting of Investor AB, held April, 2, 2001, approved a dividend of SEK 5.50 per share for fiscal 2000. The Meeting also extended the authorization of the Board of Directors to decide on the purchase and transfer of own shares. Koichi Nishimura, Chairman, President and CEO of Selectron Corporation (United States), was elected a new member of the Board.

The interim report can also be accessed on the Internet at www.investorab.com

* During the quarter Investor eliminated its holding of own convertibles. Comparative figures have been adjusted in net asset value calculations to take this into account.

Investor is Sweden's largest listed industrial holding company with a total net asset value close to USD 13 billion (March 31, 2001). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 27 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Stora Enso, Atlas Copco, WM-data, SEB, Gambro, SKF, Electrolux, OM, Saab AB and SAS. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto.

President's comments

Dear shareholders,

The beginning of 2001 has been characterized by continuing economic uncertainty and high volatility in financial markets. Growth forecasts have been adjusted downwards for the major economies of the world. Reports about company profits warnings and layoffs have continued to be issued. The scene has changed dramatically, compared to about a year ago. Stock exchanges experienced a very weak first quarter. Nasdaq recorded a decline of 26 percent, one of the worst quarters in its 30-year history. The S&P 500 recorded a decline of 12 percent and the London Stock Exchange closed the period down 9 percent. In Stockholm, the market declined about 20 percent. Investor shares have performed relatively well, declining 11 percent up to the end of the quarter.

The negative trend of the global economy has naturally impacted Investor and the valuations of companies in our portfolio. Investor's net asset value decreased 13 percent. The core holdings had the greatest negative effect, although the valuations of new investments were also adjusted downwards during the period.

Investor's core holdings represent more than 80 percent of total assets and therefore play a decisive role in Investor's net asset value growth. Major efforts are being made to actively support all core holdings and participate in their ongoing restructuring and change processes on a long-term basis. Among the core holdings, Ericsson's value declined the most during the quarter – by SEK 13.8 billion, or 46 percent. Recently, Ericsson has been going through a difficult and challenging period operationally and on the stock exchange. As it is known, the industry has experienced a considerable slowdown, which has negatively affected all manufacturers of telecom equipment and their share price levels. Ericsson is implementing corrective measures and Investor, as an owner, supports the company in their efforts to restore profitability and secure its competitive leadership.

AstraZeneca, Investor's largest holding in terms of value, is continuing to develop well. The company's successful merger is more or less finished, even if additional positive effects could be realized for a while to come. Nexium, the successor to Prilosec, has been launched on a wide scale in Europe and is now being introduced in the United States. AstraZeneca also has a number of very interesting potential drugs in its research portfolio. AstraZeneca's Swedish operations have expanded substantially in terms of capital investment, exports and employees. Investor increased its holdings in AstraZeneca and OM during the first quarter.

Saab AB is another core holding that recently completed a successful merger program. The company's merger with Celsius has developed positively. SEB also stands on the threshold of an interesting and challenging period because of the proposed merger with Swedbank. The combined organization will have the potential of becoming a competitive leader in the Nordic banking industry with possibilities for further expansion in Europe.

The negative sentiment in stock markets and the venture capital market has impacted the valuation of both unlisted and listed holdings in the New Investments business. The value of these holdings declined around 11 percent during the quarter. In New investments, most of the decrease in value was related to Internet and telecom-related holdings.

Since the middle of last year, Investor Growth Capital has increased its focus on developing existing holdings, but is also continuing to make select investments in attractive growth companies. EQT recently closed its newest private equity fund, EQT Northern Europe. The fund has received commitments totaling EUR 2 billion, of which Investor's commitment is approximately EUR 630 m. The fact that the fund was substantially oversubscribed in this difficult market environment is an acknowledgement of EQT. Other private equity units in Investor's network, Investor Capital Partners – Asia Fund, Hong Kong-based imGO and b-business partners, are also well capitalized and have only utilized a small portion of their committed capital. Investor has committed a total of about SEK 30 billion to the New investments business, of which around one-third has been invested.

The economic and market environment in which Investor operates is different today, compared with one year ago. However, our strategy remains firm. As an industrial holding company, Investor must always focus on being an active and professional owner of companies with high growth and profit potential. As always, we must attract and retain competent professionals to successfully execute our well-defined investment and evaluation process that has evolved over a long period of international business experience. This continues to be the way to reach the goal of growing net asset value in excess of market cost of capital over a business cycle, which has also been the case historically.

No one knows when economic indicators will turn more positive again. We are in a transitional environment that is difficult to assess. The slowdown might last for a long time, although a turnaround could come quickly. Today, companies must be well prepared to react quickly in times of downturns and upturns.

Financially, Investor is well equipped with a leverage of 5 percent. The year will be characterized by intensive involvement with our core holdings and new investments. As an active owner, Investor aims to support these companies through the current economic uncertainties.

M. Wallenberg

Marcus Wallenberg

Investor Shares

The total return on Investor shares[1] in the three-month period ended March 31, 2001 was -11 percent (15). In the past 12-month period, the annual total return on Investor shares was -7 percent (58). In the past five-year period, the average annual total return on Investor shares was 19 percent.



Change in value, SEK
3000
2500
2000
1500
1000
03/31 1996
03/31 1997
03/31 1998
03/31 1999
12/31 2000
03/31 2001
Investor
Source: SIX AB

The diagram shows the change in value of SEK 1,000 invested over the last five years, including reinvested dividends.

The discount to net asset value was 24 percent at the end of the period, compared with 25 percent at year-end 2000.

Change in value

On March 31, 2001, Investor's net asset value amounted to SEK 126,216 m. (157,772). This corresponds to SEK 165 (206) per share. At year-end 2000, Investor's net asset value amounted to SEK 144,433 m.

1) Total return is the sum of share price appreciation and reinvested dividends.



Change in value
SEK bn
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
03/31 2001
Net asset value (lhs)
Net asset value/share (rhs)

The change in Investor's net asset value in the first three months of 2001 was -13 percent (6) or SEK -18,217 m. (8,414). See Appendix 1. Of the change in net asset value, SEK -17,543 m. (5,036) was attributable to the core holdings and SEK -1,263 m. (3,080) to new investments.

An overview of Investor's holdings, listed by sector, is attached to this report as Appendix 2.

During the quarter Investor eliminated its holding of own convertibles. Comparative figures have been adjusted in net asset value calculations to take this into account.

Investor's net asset value

	3/31 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Core holdings	148	113 546	171	130 844
New investments	14	10 502	15	11 692
Other holdings	6	4 949	12	9 409
Other operations	5	3 665	3	2 601
Other assets and liabilities	1	800	-	15
Total assets	**174**	**133 462**	**201**	**154 561**
Net debt	-9	-7 246	-13	-10 128
Total net asset value	**165**	**126 216**	**188**	**144 433**

Total assets per sector and business segment

SEK m.	Technology	Healthcare	Engineering & Manufacturing	Forest products	Financial services	Other	Total
Core holdings	18 015	51 183	26 419	7 540	9 139	1 250	**113 546**
New investments, listed	1 887	573	146	-	-	34	**2 640**
New investments, unlisted	3 969	1 417	275	-	46	2 155	**7 862**
Other	-	-	3 348	-	-	6 066	**9 414**
Total	**23 871**	**53 173**	**30 188**	**7 540**	**9 185**	**9 505**	**133 462**

Core holdings



Core holdings
SEK bn
150
120
90
60
30
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
03/31 2001
Market value
Book value



Change in value, core holdings
April 1, 2000 - March 31, 2001
AstraZeneca 13 289
Scania 3 904
Gambro 618
Stora Enso 475
SAS Sverige 303
-71 SEB
-173 Saab AB
-255 Electrolux
-838 SKF
-1 117 Atlas Copco
-2 296 OM
-3 152 WM-data
-3 884 ABB
-36 445 Ericsson
SEK m.
-36000 -26000 -16000 -6000 4000 14000

The total value of Investor's core holdings has decreased SEK 17,298 m. (+4,500) since year-end 2000. In the first three months of 2001, shares were purchased for a total of SEK 1,441 m. (544). No shares were sold.

Purchases during the period comprised 2,665,500 shares in AstraZeneca for SEK 1,143 m., and 1,350,000 shares in OM for SEK 298 m.

During the period the core holdings had a negative effect on net asset value of SEK 17,543 m. (+5,036). The holding in Ericsson accounted for a substantial portion, SEK 13,802 m., of the decrease in net asset value.

The value trend[1] of ABB and Stora Enso had a negative impact on Investor's net asset value of SEK 3,176 m. and SEK 1,083 m., respectively. The largest contributions to growth in Investor's net asset value in the first three months of 2001 came from AstraZeneca with SEK 2,107 m., Electrolux with SEK 307 m. and SAS Sverige with SEK 66 m.



Change in value, core holdings
January 1 - March 31, 2001
AstraZeneca 2 107
Electrolux 307
SAS Sverige 66
Scania 35
Saab AB 0
-8 SKF
-206 Gambro
-459 WM-data
-665 OM
-849 SEB
-1 006 Atlas Copco
-1 083 Stora Enso
-3 176 ABB
-13 802 Ericsson
SEK m.
-14000 -10000 -6000 -2000 2000 6000

1) Value trend is the sum of realized gains and changes in surplus values, taking purchase and sales proceeds into account.

Net asset value, Core holdings

Company	Number of shares[1]	Net asset value SEK/ share[2] 3/31 2001	Market value SEK m. 3/31 2001	Share price performance 2001[3] (%)	Share of portfolio (%)	Share of capital[4] (%)	Share of voting rights[4] (%)	Net asset value SEK/share[2] 12/31 2000	Market value SEK m. 12/31 2000
Technology									
Ericsson	273 506 800	21	15 969	-47	14	3	22	39	29 771
WM-data	55 302 500	3	2 046	-18	2	14	7	3	2 505
			18 015		**16**				**32 276**
Engineering & Manufacturing									
ABB	14 437 720	14	10 814	-23	10	5	5	18	13 990
Atlas Copco	31 454 971	7	5 489	-15	5	15	21	8	6 495
Scania	18 170 073	5	3 784	0	3	9	15	5	3 749
Electrolux	19 613 190	3	2 687	+12	2	6	24	3	2 380
SKF	14 955 052	3	1 959	+2	2	13	27	3	1 967
Saab AB	21 611 925	2	1 686	0	1	20	36	2	1 686
			26 419		**23**				**30 267**
Healthcare									
AstraZeneca	95 085 810	61	46 687	+4	41	5	5	57	43 437
Gambro	68 638 225	6	4 496	-3	4	20	26	6	4 702
			51 183		**45**				**48 139**
Financial services									
SEB	70 803 680	8	6 514	-12	6	10	11	10	7 363
OM	14 190 507	3	2 625	-21	2	17	17	4	2 992
			9 139		**8**				**10 355**
Forest products									
Stora Enso	77 892 748	10	7 540	-12	7	9	24	11	8 623
			7 540		**7**				**8 623**
Service									
SAS Sverige	13 155 980	2	1 250	+6	1	19	19	2	1 184
			1 250		**1**				**1 184**
Total		**148**	**113 546**		**100**			**171**	**130 844**

[1] Holdings, adjusted for any shares on loan.
[2] Calculated on the basis of 767.2 million shares.
[3] Most heavily traded class of share.
[4] After full dilution.

New investments

The New investments business includes the private equity investments in Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT.


New investments
SEK bn
12
10
8
6
4
2
12/31 1997
12/31 1998
12/31 1999
12/31 2000
03/31 2001
Market value
Book value

Net asset value, New investments

	SEK/share	Value SEK m.	Book Value SEK m.	Committed Capital[1] USD m.
Investor Growth Capital	10	7 865	6 423	1 800
Investor Capital Partners	2	1 398[2]	1 212	200
EQT	2	1 239	1 154	1 000
Total	**14**	**10 502**	**8 789**	**3 000**

[1] Capital allocations within the New investments business are made in USD.
[2] Includes all of the Investor Group's investments in Asia.

The total value of Investor's new investments decreased SEK 1,190 m. (+3,630) during the period. A total of SEK 538 m. (2,147) was invested, while shares were sold for a total of SEK 725 m. (586). Divestments during the period generated total capital gains of SEK 65 m. (443).

Due to sharp declines in share prices on financial markets, both listed and unlisted companies have lower valuations, necessitating additional write-downs.

The valuation of listed holdings is based on the share price of each company less 10 or 20 percent, depending on the liquidity of Investor's holding. For the unlisted holdings, Investor uses a conservative valuation method, in which the holdings are valued at acquisition cost, provided a write-down is not judged necessary . The valuation, and if relevant, any write-down, is determined on the basis of the market's development and the performance of each company in relation to its plan and budget.

Write-downs of SEK 1,164 m. were made during the period and the change in surplus value was SEK -119 m., for a total decline in value corresponding to SEK 1,283 m., or 11 percent. About half of the write-downs pertained to listed holdings.

The New investments business had a negative effect on net asset value, decreasing it by an amount corresponding to SEK 1,263 m. (+3,080).

Investor Growth Capital

The climate in the venture capital market continued to deteriorate in the United States and Europe, especially in the technology sector, although the healthcare sector has also been hit hard.

In the first quarter of 2001, Investor Growth Capital continued to be selective about new investments and has instead focused more on developing existing portfolio companies.

In the first quarter of 2001, Investor Growth Capital made one investment – in the U.S. company Paratek Microwave. Paratek develops and sells tunable solutions for wireless communications networks.

In addition to the above-mentioned investment, follow-on investments were made during the period in Bredbandsbolaget (B2), Intenna AB, Popwire and Projectplace, among other companies.

An additional investment was also made in Lycos Europe in accordance with the agreement reached with Lycos Europe when it acquired Spray Networks.

During the period the remaining holding in NTL was sold, as well as part of the holdings in Sylvan Learning Systems, Edison Schools and Medtronic. The latter holding was received as proceeds from Medtronic's acquisition of PercuSurge in the fourth quarter of 2000.

Investments in the early stages of a company's development not only can generate large potential returns but also involve risks. Companies that are winners generate a very good return, but due to the nature of the venture capital business, certain losses can occur, especially during periods of economic slowdown. In the first quarter, two companies filed for bankruptcy – Caprisma and Proceedo. These holdings were written down earlier.

In the first quarter, b-business partners made two additional investments: eHand, based in Stockholm, and iOra, based in London.

Investor Capital Partners – Asia Fund

In the Asian business, imGo, currently the Asia Fund's only holding, made its first investment during the period in iSilk, a Hong Kong-based company developing software solutions based on multi-language processing, information retrieval and knowledge management technologies that make the mobile Internet easier to use.

EQT

In the first quarter of 2001, EQT closed the financing of its newest private equity fund, EQT Northern Europe. The fund received commitments totaling EUR 2,000 m. from a broad base of international investors, of which Investor's commitment is approximately EUR 630 m. EQT Northern Europe is focused on acquisitions of companies with strong development potential in Denmark, Finland, Norway, Sweden and Germany.

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO funds[1] with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.*

[1] Leveraged buyout

Other holdings

Net asset value, Other holdings

	3/31-2001 SEK/share	3/31-2001 SEK m.	12/31-2000 SEK/share	12/31-2000 SEK m.
Saab Automobile, subordinated loan	-	-	5	4 050
Volvo	3	2 990	4	3 366
Syngenta	2	1 183	2	1 162
Other	1	776	1	831
Total Other holdings	**6**	**4 949**	**12**	**9 409**

Saab Automobile

In the first quarter of 2001, General Motors made the agreed payment of SEK 4,050 m. to acquire Investor's subordinated loan to Saab Automobile. Since the loan had a book value of SEK 2,890 m., Investor recorded a book gain of SEK 1,160 m. With this transaction finalized, Investor now has no further financial interests in Saab Automobile.

Volvo

During the period 3,000,000 shares in Volvo were sold for SEK 562 m. After the sale, Investor's shareholding in Volvo amounts to 1,155,240 A shares and 17,364,480 B shares.

Investor's own convertibles

Investor AB's convertible debenture loans from 1991 and 1992, issued in conjunction with the acquisition of Saab-Scania, mature in June 2001. Investor has repurchased convertibles on a continuous basis. These convertibles were eliminated during the period. The number of outstanding shares, including their dilution, have thereby been reduced. The net asset value at December 31, 2000 was adjusted to facilitate comparison.

Hi3G

In the first quarter of 2001, Hi3G reached an agreement with Europolitan Vodafone to jointly build part of their respective UMTS infrastructure in Sweden. The agreement will ensure a fast and cost-effective rollout. During the period Hi3G recruited a number of key people for its management, including Chris Bannister as CEO. Bannister was previously responsible for developing the UMTS strategy of NTL, a U.S. broadband operator.

Other operations

Net asset value, Other operations

	3/31-2001 SEK/share	3/31-2001 SEK m.	12/31-2000 SEK/share	12/31-2000 SEK m.
Securities trading	3	2 222	1	1 165
Grand Hôtel Holdings	1	1 075	1	1 075
Land and real estate	1	350	1	350
Other	0	18	0	11
Total Other operations	**5**	**3 665**	**3**	**2 601**

Securities trading

Net income from Investor's securities trading amounted to SEK 440 m. (10) during the period.

Grand Hôtel Holdings

The business climate for Grand Hôtel Holdings' services continued to remain favorable. Sales were higher than in the corresponding period last year. Income after financial items amounted to SEK 9 m. (6) for the period.

Novare Human Capital

Investor announced in January 2001 that it had started a new operation, Novare Human Capital, which is focused on services and advising in the Human Resources field. Novare is initially offering its services to Investor and its portfolio companies, primarily those in the New investments business.

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 1,548 m. (2,606). Net income after tax was SEK 1,412 m. (2,583).

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

The Group's net debt at the end of the period was SEK 7,246 m., as against SEK 10,128 m. at year-end 2000. Net debt thus decreased SEK 2,882 m. in the first quarter. Investor's net debt thereby amounted to 5 percent (12) of total assets in the first quarter, compared with 7 percent at year-end 2000.


Consolidated net debt
0
-5
SEK bn
-10
-15
-20
1997
1998
1999
2000
03/31 2001
0
-3
-6
percent
-9
-12
-15
Total net debt (lhs)
Net debt/total assets (rhs)

Dividend

Investor AB's Annual General Meeting on April 2, 2001 approved an ordinary dividend of SEK 3.00 per share for fiscal 2000, as well as an extraordinary dividend of SEK 2.50 per share.

Repurchase of own shares

The Annual General Meeting extended the authorization of the Board to decide on the repurchase and transfer of own shares. Under such mandate, the Board has the opportunity to decide on the repurchase and transfer of the company's own shares until the next Annual General Meeting, provided they deem this appropriate.

Accounting principles

This interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. However, associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be prepared and made available on Investor's web site at the end of May 2001. Investor adopted the recommendations of the Swedish Financial Accounting Standards Council on January 1, 2001.

Structure of share capital and convertibles, March 31, 2001

	Class of share	Number of shares	Number of voting rights	% of capital	% of voting rights
Before conversion	A 1 vote	311 690 844	311 690 844	40,6	87,3
	B 1/10 vote	455 251 884	45 525 188	59,4	12,7
Total		**766 942 728**	**357 216 032**	**100,0**	**100,0**
Convertible debenture loans[1]	B 1/10 vote	234 877	23 488		
After conversion	A 1 vote	311 690 844	311 690 844	40,6	87,2
	B 1/10 vote	455 486 761	45 548 676	59,4	12,8
Total		**767 177 605**	**357 239 520**	**100,0**	**100,0**

[1]The nominal value of the loans is SEK 8 m. and they carry 8 percent interest until June 21, 2001. The conversion price is SEK 35.50. The last possible date for conversion is May 31, 2001.

Other

Financial Calendar 2001

- July 10 Interim Report, January – June
- Oct. 11 Interim Report, January - September

Stockholm, April 11, 2001

Marcus Wallenberg

President and Chief Executive Officer

For Information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 70 514 20 49

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 20 31, +46 70 624 20 31

Lars Wedenborn, Chief Financial Officer: +46 8 614 21 41, + 46 70 624 21 41

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP
CONSOLIDATED INCOME STATEMENT
Acquisition value method

SEK m.	2001 1/1-3/31	2000 1/1-3/31	2000 1/1-12/31
Dividends	1 252	1 131	2 090
Capital gains, net			10 202
Operating costs	-56	-51	-215
Net income - Core holdings	**1 196**	**1 080**	**12 077**
Dividends	51	233	632
Capital gains, net	139	1 588	1 216
Operating costs	-87	-93	-333
Net income - New investments and Other holdings	**103**	**1 728**	**1 515**
Net income, securities trading	440	10	650
Net sales	141	104	556
Cost of goods and services sold	-107	-103	-452
Operating costs	-32	-34	-106
Net income - Other operations	**442**	**-23**	**648**
Groupwide operating costs	-23	-17	-86
Operating income	**1 718**	**2 768**	**14 154**
Net financial items	-170	-162	-676
Income after financial items	**1 548**	**2 606**	**13 478**
Actual tax	-57	-24	-9
Deferred tax	-76	-2	-10
Minority interest	-3	3	
Income for the period	**1 412**	**2 583**	**13 459**

INVESTOR GROUP
CONSOLIDATED BALANCE SHEET
Acquisition value method

SEK m.	2001 3/31	2000 3/31	2000 12/31
Assets			
Equipment and real estate, etc.	1 511	1 493	1 499
Shares and participations	58 059	58 217	57 594
Receivables	4 553	5 308	4 169
Cash and short-term investments	11 831	260	7 480
Total assets	**75 954**	**65 278**	**70 742**
Shareholders' equity and liabilities			
Shareholders' equity [1)]	50 629	40 476	48 755
Convertible debenture loans	8	1 335	1 322
Provision for pensions	190	188	189
Loans	14 712	20 701	15 662
Other liabilities	10 415	2 578	4 814
Total shareholders' equity and liabilities	**75 954**	**65 278**	**70 742**

Net debt			
Cash and short-term investments [2)]	7 656	260	5 723
Loans	-14 712	-20 701	-15 662
Provision for pensions	-190	-188	-189
Total net debt	**-7 246**	**-20 629**	**-10 128**

1) Shareholders' equity changed during the period:			
Opening balance	48 755	37 868	37 868
Effect of change of accounting principle	27	-	-
Dividend to shareholders			-2 596
Conversions	66	3	41
Translation differences in subsidiaries	369	22	-17
Income for the period	1 412	2 583	13 459
Closing balance	50 629	40 476	48 755

2) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-4 175		-1 757

INVESTOR GROUP
CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2001 1/1-3/31	2000 1/1-3/31	2000 1/1-12/31
Cash flow from operating activities			
Core holdings			
Dividends received	161	291	2 052
New investments and Other holdings			
Dividends received	51	211	632
Securities trading, Other operations and operating costs			
Payments received	29 232	9 503	62 169
Payments made	-29 883	-9 975	-61 973
Cash flow from operating activities before net interest income/expense and income taxes	**-439**	**30**	**2 880**
Interest received/paid	-55	-39	-661
Income taxes paid	-134	-206	-76
Cash flow from operating activities	**-628**	**-215**	**2 143**
Cash flow from investing activities			
Core holdings			
Purchases	-1 441	-506	-1 304
Sales			13 578
New investments and Other holdings			
Purchases	-350	-2 800	-9 372
Sales	5 322	1 829	6 404
Investments in tangible fixed assets	-27	-30	-85
Sold tangible fixed assets	-	5	12
Cash flow from investing activities	**3 504**	**-1 502**	**9 233**
Cash flow from financing activities			
Long-term loans raised	-1 315	1 002	1 586
Increase/decrease in short-term financial liabilities	366	-46	-5 669
Dividends paid	-	-	-2 596
Cash flow from financing activities	**-949**	**956**	**-6 679**
Cash flow for the year	**1 927**	**-761**	**4 697**
Liquid assets, opening balance	**5 723**	**1 020**	**1 020**
Translation difference in liquid assets	**6**	**1**	**6**
Liquid assets, closing balance [1)]	**7 656**	**260**	**5 723**

1) Adjusted by since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-4 175	-	-1 757

APPENDIX 1 – INVESTOR'S DEVELOPMENT BY SEGMENT

Development 1/1 – 3/31 2001

SEK m.	Core holdings	New investments	Other holdings	Other operations	Investor Groupwide	Total
Dividends	1 252	40	11	8		**1 311**
Capital gains						
Realized profit/loss		65	-315	432		**182**
Write-downs, net		-1 164	1 553			**389**
Other revenues and expenses				34		**34**
Operating costs	-56	-85	-2	-32	-23	**-198**
Operating income	**1 196**	**-1 144**	**1 247**	**442**	**-23**	**1 718**
Net financial items					-170	**-170**
Taxes and minority interest					-136	**-136**
Income for the year	**1 196**	**-1 144**	**1 247**	**442**	**-329**	**1 412**
Changes in surplus value	-18 739	-119	-1 058	52		**-19 864**
Other					235	**235**
Dividends paid						**0**
Contribution to NAV growth	**-17 543**	**-1 263**	**189**	**494**	**-94**	**-18 217**

Assets by segment 3/31 2001

Book value	40 312	8 789	4 456	3 526	800	**57 883**
Accumulated surplus value	73 234	1 713	493	139		**75 579**
Market value	**113 546**	**10 502[1)]**	**4 949**	**3 665**	**800**	**133 462**

Development 1/1 – 3/31 2000

SEK m.	Core holdings	New investments	Other holdings	Other operations	Investor Groupwide	Total
Dividends	1 131	197	36	2		**1 366**
Capital gains						
Realized profit/loss		443	1 088	8		**1 539**
Write-downs, net		53				**53**
Other revenues and expenses				5		**5**
Operating costs	-51	-94	-2	-31	-17	**-195**
Operating income	**1 080**	**599**	**1 122**	**-16**	**-17**	**2 768**
Net financial items					-162	**-162**
Taxes and minority interest					-23	**-23**
Income for the year	**1 080**	**599**	**1 122**	**-16**	**-202**	**2 583**
Changes in surplus value	3 956	2 481	-606	0		**5 831**
Other						**0**
Dividends paid						**0**
Contribution to NAV growth	**5 036**	**3 080**	**516**	**-16**	**-202**	**8 414**

Assets by segment 3/31 2000

Book value	42 487	6 819	8 848	2 545	550	**61 249**
Accumulated surplus value	112 073	4 429	619	31		**117 152**
Market value	**154 560**	**11 248[1)]**	**9 467**	**2 576**	**550**	**178 401**

[1)] Valuation is calculated in accordance with EVCA/BVCA principles with the exception of unlisted holdings. Previously, where applicable, in accordance with EVCA/BVCA principles, unlisted holdings were stated at the most recent external financing round valuation. Listed holdings are valued as previously at their current price with a liquidity discount of 10 to 20 percent.

APPENDIX 2 – INVESTMENTS PER SECTOR

Investments per sector March 31, 2001 (listed companies in italic)

SEK m.		Technology	Healthcare	Engineering & Manufacturing	Forest products	Financial services	Other[1]
Core holdings							
		Ericsson	*AstraZeneca*	*ABB*	*Stora Enso*	*SEB*	*SAS*
		WM-data	Gambro	*Atlas Copco*		*OM*	
				Electrolux			
				Saab AB			
				Scania			
				SKF			
Investor Growth Capital							
	Expansion stage	Aplion Network	Amira Medical				
		Digia	Entific Medical Systems				
		B2	*Intuitive Surgical*				
		b-business partners*	Kyphon				
		CarParts.com	*Medtronic*				
		Cidera	Molecular Staging				
		Edison	Personal Chemistry				
		Gator.com	Songbird Hearing				
		Guru.com					
		IdeaEdge					
		Idealab!					
		Invesmart					
		Lycos Europe					
		Optilion					
		Physiome Sciences					
		Stepstone					
		Sylvan					
		TeleGea					
		Tessera					
	Venture stage	Appollo International	A+ Science Invest	Neos Robotics			
		Dobedo	Accuro Immunology	Nordic			
		Comfirm.com	Aerocrine	Windpower			
		Curl Corporation	Affibody Technology				
		Excosoft	AlcoDia				
		Hybrid Technology	Alpha Helix				
		InTenna Technology	Carmel Pharma				
		JP Systems	Cavidi Tech				
		K-World	EndoVasix				
		Nordic Sensor Technologies	*Esperion Therapeutics*				
		Oculus Oval	Got-A-Gene				
		Opto Comm	Gyros				
		Paratek	Juvantia Pharma				
		Pipebeach	Mando				
		Popwire.com	Metcon Medicin				
		Projectplace	Medicarb				
		Radians Innova	Melacure				
		SamSari Education	NeuroNova				
		Scan	Otre				
		Synapix	Ponsus Pharma				
		Startupfactory	Stick Tech				
		SQM	Stille				
		Sörman Information	Ullman				
		Umetrics					
		Wilnor					
		Quisic					
Investor Capital Partners*							
	Group Investments	*ASM*		*United Pacific*			
		Alphatec		*Lerado*			
		Amkor					
	Asia Fund	*imGO**					
Other holdings							
				Cardo			*Syngenta*
				Fiskars			
				Volvo			
Value on March 31, 2001[2]		**23 871**	**53 173**	**30 188**	**7 540**	**9 185**	**9 505**
Share of total		***18%***	***40%***	***23%***	***6%***	***7%***	***7%***
Value on December 31, 2000[3]		**38 984**	**50 545**	**34 428**	**8 623**	**10 425**	**11 556**
Share of total		***25%***	***33%***	***22%***	***6%***	***7%***	***7%***

* Affiliated ventures

[1] Also includes minor holdings, fund investments and other activities

[2] Also includes Investor AB's share of EQT's investments

EXHIBIT 10

Press Release

Stockholm, June 15, 2001

Share transaction between Investor AB and Wallenberg foundations:

Investor increases ownership in Ericsson and SEB Foundations acquire holdings in Stora Enso, SKF and SAS

As part of the strategy to focus operations on certain priority sectors, Investor is increasing its ownership in Ericsson and SEB. This is being done through acquisitions from the Knut and Alice Wallenberg Foundation (KAW) and Marianne and Marcus Wallenberg Foundation (MMW). At the same time these foundations are acquiring Investor AB's total shareholdings in Stora Enso, SKF and SAS. The transactions have a total value of SEK 13.6 billion.[1]

"Our strategy is based on increasing investments in certain growth sectors – IT & Telecom, Financial Services and Healthcare," comments Marcus Wallenberg, Investor's President and CEO.

"This sharper focus also means that we are exiting some companies in industries where we do not see the same potential synergies with our new investment operations. Today's share transaction clearly expresses this and is completely in line with our strategy," says Marcus Wallenberg.

Investor's strategy is based on focusing and renewing its portfolio to feature companies in select areas that have high growth and profit potential. As an entrepreneurial owner, Investor not only provides capital, but also contributes experience and knowledge existing in Investor's internal and external networks.

---

[1] Of which SEK 83 million in cash payment to the foundations.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Investor's largest single owners are the two foundations KAW and MMW, which will grant about SEK 750 million in funds this year to support scientific research and educational activities.

"I want to emphasize that we consider Stora Enso, SKF and SAS to be three very well managed and market-leading companies with good prospects. But they operate in industries that we do not intend to focus on. It is important for us to be able to sell our holdings to long-term owners," says Marcus Wallenberg.

The value of the shares in these transactions has been determined by the volume-weighted average prices on Stockholmsbörsen (the Stockholm Stock Exchange) during the ten trading days immediately preceding the exchange of shares. (VWAP)

The transaction results in a capital gain of about SEK 7 billion for Investor AB.

The transactions are described in further detail in a separate disclosure notice.

For further information contact:
Nils Ingvar Lundin, Managing Director, Corporate Relations, Investor AB
Mobile phone: +46 70 514 20 49
e-mail: nilsingvar.lundin@investorab.com

Fredrik Lindgren, Vice President, Investor Relations, Investor AB
Mobile phone: +46 70 624 20 31
e-mail: fredrik.lindgren@investorab.com

Meeting with Press and Analysts

Today at 11:00 a.m. in "Kammarsalen" at Berns, the above-described share transactions will be presented in greater detail by Marcus Wallenberg, President and CEO of Investor, and Jan S Nilsson, Executive Member of the KAW foundation.

About Investor AB

Investor is Sweden's largest listed industrial holding company with a total net asset value close to SEK 126 billion on March 31, 2001. The company's business concept is to create shareholder value through long-term active ownership and active investment activities. The annual total return to

shareholders has been in excess of 27 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Stora Enso, Atlas Copco, WM-data, SEB, Gambro, SKF, Electrolux, OM, Saab AB and SAS. In addition to its core holdings, Investor has a growing portfolio of new investments mainly in the IT and healthcare sectors. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto.

EXHIBIT 11

ⓘnvestor

02 OCT 31 AM 8:50

Disclosure Notice

Stockholm, June 15, 2001

Share transaction between Investor AB and Wallenberg foundations

Investor AB has sold shares to the Knut and Alice Wallenberg Foundation (KAW) and the Marianne and Marcus Wallenberg Foundation (MMW) as follows:

- 61,991,786 A shares and 15,900,962 R shares in Stora Enso Oyj, amounting to 8.6 percent of the share capital and 24.0 percent of the voting rights.

- 14,955,052 A shares in SKF, amounting to 13.1 percent of the share capital and 26.8 percent of the voting rights.

- 13,155,980 shares in SAS Sverige, amounting to 18.7 percent of the share capital and voting rights.

Investor AB has acquired the following shares from KAW and MMW:

- 109,172,096 A shares in Ericsson of which 93,332,096 from KAW and 15,840,000 from MMW - amounting to 1.3 percent1 of the share capital and 16.4 percent of the voting rights.

- 64,568,615 A shares in SEB from KAW, amounting to 9.2 percent of the share capital and 9.5 percent of the voting rights.

Through these transactions, Investor AB has divested all of its shareholdings in Stora Enso, SKF and SAS.

Investor Trading AB will continue to own 2,685,100 R shares in Stora Enso Oyj, amounting to 0.3 percent of the capital and 0.1 percent of the voting rights. And 1,255,200 A shares in SKF, amounting to 1.1 percent of the share capital and 2.3 percent of the voting rights.

---

[1] After full dilution from existing option programs.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Investor AB's share of the capital in Ericsson has increased by 1.3 percent, from 3.3 percent to 4.7 percent. Investor's share of the voting rights in Ericsson has increased by 16.4 percent, from 22.3 percent to 38.7 percent.

Investor AB's share of the capital in SEB has increased by 9.2 percent, from 10.0 percent to19.2 percent. Investor's share of the voting rights in SEB has increased by 9.5 percent, from 10.5 percent to 20.0 percent of the votes.

Ericsson and SEB now represent approximately 18 percent and 11 percent, respectively, of Investor's core holdings on June 15, 2001.

The value of the shares in these transactions has been determined by the volume-weighted average prices on Stockholmsbörsen (the Stockholm Stock Exchange) during the ten trading days immediately preceding the exchange of shares. (VWAP)

For further information contact:

Nils Ingvar Lundin, Managing Director, Corporate Relations, Investor AB
Mobile phone: +46 70 514 20 49
e-mail: nilsingvar.lundin@investorab.com

Fredrik Lindgren, Vice President, Investor Relations, Investor AB
Mobile phone: +46 70 624 20 31
e-mail: fredrik.lindgren@investorab.com

EXHIBIT 12

ⓘnvestor

02 OCT 31 AM 8:58

Interim Report, January - June 2001

Investor's net asset value* on June 30, 2001 amounted to SEK 127,941 m. (compared with SEK 156,071 m. on June 30, 2000), corresponding to SEK 167 (203) per share. At year-end 2000, Investor's net asset value amounted to SEK 144,433 m., corresponding to SEK 188 per share. In the first six months of 2001, the net asset value changed SEK -16,492 m. (6,713) or -11 (4) percent. In the second quarter, Investor's net asset value increased SEK 1,725 m. (after paying a dividend of SEK 4,218 m.) or 2 percent.

The value of all Investor's holdings was SEK 138,565 m. on June 30, 2001 (167,774), compared with SEK 154,561 m. at year-end 2000, a decrease of SEK 15,996 m. for the period. In the second quarter, the value of all Investor's holdings increased SEK 5,103 m. Net debt increased SEK 496 m. to SEK 10,624 m. in the first six months of the year.

The total return on Investor shares amounted to 3 (3) percent during the period and was 16 (-11) percent in the second quarter. The total return was 20 (30) percent during the past 12-month period.

Investor increased its holdings in Ericsson and SEB and divested shares in Stora Enso, SKF and SAS in the second quarter. After the transaction, Investor holds shares amounting to 4.7 percent of the share capital and 38.7 percent of the voting rights in Ericsson, and 19.2 percent of the capital and 20.0 percent of the votes in SEB.

In the New investments business, SEK 2,181 m. (5,305) was invested during the period, of which SEK 1,643 m. in the second quarter. Divestments totaled SEK 929 m. (1,161), of which SEK 204 m. in the second quarter. Realized capital gains amounted to SEK 110 m. (731) for the period, of which SEK 45 m. was in the second quarter. Write-downs in the first half of the year totaled SEK 1,407 m., of which SEK 243 m. was in the second quarter.

The Investor Group's income for the period totaled SEK 9,171 m. (13,893). Income in the second quarter amounted to SEK 7,759 m. (11,310).

The interim report can also be accessed on the Internet at **www.investorab.com**

* During the year Investor eliminated its holding of own convertibles. Comparative figures have been adjusted in net asset value calculations to take this into account.

Investor AB is Sweden's largest listed industrial holding company with a total net asset value close to USD 12 billion (June 30, 2001). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 27 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Atlas Copco, WM-data, SEB, Gambro, Electrolux, OM and Saab AB. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto.

President's comments

Sharper focus in Investor's portfolio

At mid-year, sentiment on the world's stock exchanges remains uncertain and the third quarter started out weakly. However, a longer downward trend was broken during the second quarter, resulting in a rebound on several exchanges. The Stockholm exchange recorded an increase of 6 percent in the second quarter but fell a total of 17 percent during the first half of the year. The pattern was similar for the S&P 500 and Nasdaq.

During the second quarter of the year, as in the first, a number of major U.S. and European corporations, in different industries, released negative reports with earnings warnings. The slowdown of the U.S. economy appears to have spread to Europe. Growth in these economies is now expected to be lower than earlier forecasts. The trend of private consumption is a critical factor in the uncertain economic outlook.

The U.S. Federal Reserve has lowered the Federal Funds and discount rates a total of six times, or 2.75 percentage points, since the beginning of 2001. Historically, these rate reductions were notably swift and sharp. The European Central Bank has been more cautious about reducing rates and Sweden's Riksbank actually raised its repo rate in the beginning of July. The Swedish krona has been weak, especially against the dollar, although the low krona exchange rate is expected to have a positive effect on the earnings of many Swedish export companies, partially compensating for weak product markets.

Investor's vision is to deliver superior returns by establishing Investor as a globally recognized entrepreneurial and active owner of companies with high growth and profit potential. In line with this vision, a major transaction was implemented in June, when Investor increased its ownership in Ericsson and SEB and divested holdings in Stora Enso, SKF and SAS. After the transaction, Investor's holdings in the growth sectors Healthcare, Technology and Financial Services now total 40 percent, 25 percent and 12 percent, respectively.

Investor's Core Holdings portfolio is now more focused after the transaction and the synergies between these holdings and Investor's New Investments business are more apparent. Stora Enso, SKF and SAS, three well-managed and successful companies, have in turn gained a long-term and stable owner that will also manage its portfolio actively.

AstraZeneca also continued to perform strongly on the stock exchange in the second quarter and Investor remains highly confident in the company and its research portfolio, despite the discontinuation of Viozan. The coming months will continue to be very interesting, considering the prospects of Nexium and Crestor. Nexium has been positively received in a number of countries since its launch. Due to the good results achieved with Crestor in a clinical development program, AstraZeneca has submitted the superstatin to the U.S. Food and Drug Administration for regulatory approval.

In the second quarter, Ericsson recorded a continuing strong trend of order bookings for systems equipment and announced in April that the first commercial 3G communications test was successfully conducted in a network provided by Ericsson. The announced joint venture with Sony, concerning development and sales of mobile phones, is creating the basis for turning the negative earnings trend of this business area in the long term. Ericsson is continuing to implement the important cost-savings program announced earlier.

In June, SEB and Swedbank filed notification about their proposed merger with the EU's competition authority and a decision is expected during the second half of the year. The two banks are working intensely to ensure an effective merger process that benefits customers and employees. Investor supports the merger and the new bank has attractive prospects for becoming a competitive and innovative player in the European financial services market.

At the end of June, Hi3G announced that it had signed a letter of intent with Ericsson to purchase 3G network infrastructure for its own UMTS network in Sweden. It was also announced that Hi3G and Ericsson, together with other Hutchison 3G ventures, will jointly develop strategic UMTS applications and services. In June, the county administrative court in Stockholm ruled that the UMTS license decisions made by the Swedish Post and Telecom Agency (PTS) should stand. Hi3G is proceeding with its intensive program to build up operations in Sweden.

During the first half of the year the venture capital market continued its return to normal business conditions with traditional valuation methods and a focus on unique business models. Investor continues to believe firmly in the potential of its New Investments business and is continuing to work actively with present holdings while constantly evaluating new investment opportunities.

The New Investments portfolio has developed in a balanced manner, due to conscious diversification of geographies, industries and development stages of holdings. Companies in the biotechnology, medical technology and pharmaceutical industries, as well as our holdings in Asia, have had a positive impact on the portfolio during the year. Holdings in the technology sector have developed less favorably.

It is worth emphasizing once again that Investor focuses on growing net asset value to generate an attractive total return for shareholders. Investor aims to manage shareholders' capital in a way to achieve returns that are superior to the yields of comparable investment alternatives in the long term. Going forward, Investor will continue this focused investment strategy, and actively support and develop companies, in order to deliver high returns to shareholders.

M. Wallenberg

Marcus Wallenberg

Investor shares

The total return[1)] on Investor shares in the six-month period ended June 30, 2001 was 3 (3) percent. In the last 12-month period, the total return on Investor shares was 20 (30) percent. In the past five-year period, the average annual total return on Investor shares was 22 percent.

In the second quarter, the total return was 16 (-11) percent.



Change in value, SEK
3500
3000
2500
2000
1500
1000
06/30 1996
06/30 1997
06/30 1998
06/30 1999
06/30 2000
06/30 2001
Investor

The diagram shows the change in value of SEK 1,000 invested over the last five years, including reinvested dividends.

Source: SIX AB

The discount to net asset value was 17 percent at the end of the period, compared with 25 percent at year-end 2000.

Change in value

On June 30, 2001, Investor's net asset value amounted to SEK 127,941 m. (156,071). This corresponds to SEK 167 (203) per share. At year-end 2000, Investor's net asset value amounted to SEK 144,433 m. or SEK 188 per share.

1) Total return is the sum of share price appreciation and reinvested dividends.

During the period the change in net asset value was -11 percent (4) or SEK -16,492 m. (6,713). See Appendix 1. The net asset value developed positively in the second quarter, increasing 2 percent or SEK 1,725 m. (after paying a dividend of SEK 4,218 m.).



Change in value
SEK bn
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
06/30 2001
Net asset value (lhs)
Net asset value/share (rhs)

Of the change in net asset value during the period, SEK -12,343 m. (7,059) was attributable to core holdings and SEK -1,477 m. (2,000) to new investments. The corresponding figures for the second quarter were SEK 5,200 m. (2,023) for core holdings and SEK -214 m. (-1,080) for new investments.

Investor's net asset value

	6/30 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Core holdings	154	118 211	171	130 844
New investments	16	11 881	15	11 692
Other holdings	7	5 232	12	9 409
Other operations	4	2 972	3	2 601
Other assets and liabilities	-	269	-	15
Total assets	**181**	**138 565**	**201**	**154 561**
Net debt	-14	-10 624	-13	-10 128
Total net asset value	**167**	**127 941**	**188**	**144 433**

Total assets per sector and business segment

SEK m.	Technology*)	Healthcare	Engineering & Manufacturing	Financial services	Other	Total
Core holdings	27 529	52 392	22 321	15 969	-	**118 211**
New investments, listed	1 833	863	53	-	161	**2 910**
New investments, unlisted	5 311	1 863	259	46	1 492	**8 971**
Other	80	-	3 480	-	4 913	**8 473**
Total	**34 753**	**55 118**	**26 113**	**16 015**	**6 566**	**138 565**

*) Investor's holding in Saab AB has been reclassified from Engineering & Manufacturing to Technology.

Core holdings



SEK bn
Core holdings
200
150
100
50
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
06/30 2001
Market value
Book value

In the first six months of 2001, shares in core holdings were purchased for a total of SEK 15,081 m. (544). Shares were sold for a total of SEK 13,556 m. (13,838).

Shares in Ericsson and SEB were acquired for a total value of SEK 13,640 m. through a transaction with the Knut and Alice Wallenberg Foundation, and the Marianne and Marcus Wallenberg Foundation. At the same time, Investor sold all of its shares in Stora Enso, SKF and SAS to the foundations. Investor also made a cash payment of SEK 83 m. to the foundations that represented the difference between the value of the shares. Investor booked a capital gain of SEK 7,008 m. on the transaction.

In the transaction, Investor acquired an additional 109,172,096 A shares in Ericsson. Investor's holding of SEB A shares increased by 64,568,615. After the transaction, Investor now owns shares amounting to 4.7 percent of the share capital in Ericsson and 38.7 percent of the voting rights. The holding in SEB now totals 19.2 percent of the capital and 20.0 percent of the votes.

In addition, purchases in the first quarter comprised 2,665,500 shares in AstraZeneca for SEK 1,143 m. and 1,350,000 shares in OM for SEK 298 m.

During the period the value trend[1] of core holdings affected Investor's net asset value by SEK -14,358 m. (5,262), of which the holding in Ericsson accounted for a substantial portion, SEK -13,426 m. The value of ABB and OM also changed and affected Investor's net asset value by SEK -4,750 m. and SEK -1,332 m., respectively.

The largest contributions came from AstraZeneca with SEK 3,248 m., Stora Enso with SEK 846 m. and Electrolux with SEK 572 m.



Change in value, core holdings
January 1 - June 30, 2001
AstraZeneca 3 248
Stora Enso*) 846
Electrolux 572
Saab AB 518
SKF*) 467
Atlas Copco 283
SAS Sverige*) 269
SEB 203
-138 Gambro
-399 Scania
-719 WM-data
-1 332 OM
-4 750 ABB
-13 426 Ericsson
SEK m.
-14000 -10000 -6000 -2000 2000 6000
* Up to the date of divestment

In the past 12-month period, the value of core holdings declined SEK 26,567 m.



Change in value, core holdings
July 1, 2000 - June 30, 2001
AstraZeneca 8793
Stora Enso*) 3 137
Atlas Copco 1 431
Saab AB 605
SAS Sverige*) 591
Electrolux 370
SKF*) 340
SEB 167
-378 Gambro
-652 Scania
-896 WM-data
-3 399 OM
-5 515 ABB
-31 161 Ericsson
SEK m.
-32000 -21000 -10000 1000 12000
* Up to the date of divestment

1) Value trend is the sum of realized gains and changes in surplus values (taking purchasing and sales proceeds into account).

Net asset value, Core holdings

Company	Number of shares[1] 6/30 2001	Net asset value SEK/ share[2] 6/30 2001	Market value SEK m. 6/30 2001	Share price performance 2001[3] (%)	Share of Core holdings (%)	Share of capital[4] (%)	Share of voting rights[4] (%)	Net asset value SEK/share[2] 12/31 2000	Market value SEK m. 12/31 2000
Technology									
Ericsson	382 678 896	31	23 539	-45	20	5	39	39	29 771
Saab AB[5]	21 611 925	3	2 204	+31	2	20	36	2	1 686
WM-data	55 302 500	2	1 786	-29	1	14	7	3	2 505
			27 529		**23**				**33 962**
Engineering & Manufacturing									
ABB	57 750 880	12	9 240	-34	8	5	5	18	13 990
Atlas Copco	31 454 971	9	6 779	+4	6	15	21	8	6 495
Scania	18 170 073	4	3 350	-10	3	9	15	5	3 749
Electrolux	19 613 190	4	2 952	+23	2	6	24	3	2 380
SKF	-	-	-	-	-	-	-	3	1 967
			22 321		**19**				**28 581**
Healthcare									
AstraZeneca	95 085 810	62	47 828	+7	40	5	5	57	43 437
Gambro	68 638 225	6	4 564	-2	4	20	26	6	4 702
			52 392		**44**				**48 139**
Financial services									
SEB	135 372 295	18	14 011	0	12	19	20	10	7 363
OM	14 190 507	3	1 958	-41	2	17	17	4	2 992
			15 969		**14**				**10 355**
Forest products									
Stora Enso	-	-	-	-	-	-	-	11	8 623
									8 623
Service									
SAS Sverige	-	-	-	-	-	-	-	2	1 184
			-		-				**1 184**
Total		**154**	**118 211**		**100**			**171**	**130 844**

[1] Holdings, adjusted for any shares on loan.
[2] Calculated on the basis of 767.2 million Investor shares.
[3] Most heavily traded class of share.
[4] After full dilution.
[5] Reclassified from Engineering & Manufacturing to Technology.

New investments

The New Investments business includes the private equity investments in Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT.



New investments
SEK bn
15
12
9
6
3
12/31 1998
12/31 1999
12/31 2000
06/30 2001
Market value
Book value

Net asset value, New investments

	SEK/share	Value SEK m.	Book Value SEK m.
Investor Growth Capital	12	9 042	7 628
Investor Capital Partners – Asia Fund	2	1 600[1]	1 326
EQT	2	1 239	1 167
Total	**16**	**11 881**	**10 121**

[1] Includes all Investor Group investments in Asia.

A total of SEK 2,181 m. (5,305) was invested during the period, of which SEK 1,643 m. was in the second quarter. Shares were sold for a total of SEK 929 m. (1,161), of which SEK 204 m. was in the second quarter. Divestments during the first half of the year generated total capital gains of SEK 110 m. (731), of which SEK 45 m. was in the second quarter. Write-downs totaling SEK 1,407 m. (42) were booked during the

period, of which SEK 243 m. was in the second quarter.

During the period the New Investments business affected the net asset value by SEK -1,477 m. (2,000), of which SEK -214 m. in the second quarter.

Investor Growth Capital

During the last five years the venture capital industry experienced explosive growth, in large part driven by excitement about the potential use of the Internet and new communications-related opportunities. For example, the U.S. venture capital industry invested approximately USD 100 billion during 2000. Prior to 1996, the industry had rarely invested more than USD 5 billion per year. However, the industry is returning to more normal business conditions with more realistic valuations, giving investors more time for thorough due diligence and analysis.

Several of Investor Growth Capital's portfolio companies completed refinancing rounds during the second quarter. Add-on investments were made in Bredbandsbolaget (B2), Neos Robotics and Kyphon, among others. Additional capital was provided during the period to b-business partners in accordance with Investor's investment commitments to the company. Additional shares were also sold in Sylvan Learning Systems.

Investor Growth Capital, in association with Bure Equity in Sweden, started a group of companies operating in the Customer Relationship Management (CRM) field. The first two cornerstones of the new group, Customer Group AB, will be the Swedish companies Vendator Institut and Oculos. Investor Growth Capital was Oculos' largest owner and will own 20 percent of the new combined company.

In the second quarter, b-business partners, of which Investor is a major owner, added Hewlett-Packard to its network of investors. b-business partners made an investment in Healy Hudson (Germany) in the second quarter. The company develops and markets software solutions for Internet-based procurement and supplier relationship management. b-business partners has made a total of ten investments to date.

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund made no new investments during the period.

imGO, in which the Asia Fund and Investor both have substantial ownership interests, completed its first two investments during the period. In the second quarter, USD 4 m. was invested in InfoTalk, a company focusing on multi-language speech recognition technology.

EQT

Investor's commitments in EQT's five funds total approximately SEK 8,000 m. On June 30, 2001, Investor had invested a total of SEK 1,167 m. EQT's funds have received commitments totaling approximately SEK 30,000 m.

In the second quarter, EQT's Northern Europe fund announced its first investment when it reached an agreement with Electrolux to take over the company's leisure appliances business, a world leader in absorption refrigerators for recreational vehicles, hotel rooms and medical applications. The agreement does not include Electrolux's leisure appliances operations in Germany, Austria and Slovakia. However, Electrolux has an option to sell these activities to EQT a later date. The agreement is subject to the necessary regulatory approvals.

***Investor Growth Capital** is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.*

***Investor Capital Partners – Asia Fund** is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.*

***EQT** takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[1] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.*

[1] Leveraged buyout

Other holdings

Net asset value, Other holdings

	6/30 2001 SEK/share	6/30 2001 SEK m.	12/31 2000 SEK/share	12/31 2000 SEK m.
Saab Automobile subordinated loan	-	-	5	4 050
Volvo	4	3 014	4	3 366
Syngenta	2	1 332	2	1 162
Other	1	886	1	831
Total Other holdings	**7**	**5 232**	**12**	**9 409**

Saab Automobile

In the first quarter of 2001, General Motors made the agreed payment of SEK 4,050 m. to acquire Investor's subordinated loan to Saab Automobile. Investor booked a capital gain of SEK 1,160 m. on the transaction.

Volvo

In the first quarter of 2001, 3,000,000 shares in Volvo were sold for SEK 562 m.

Hi3G

In the second quarter, Hi3G (40-percent-owned by Investor) and Europolitan Vodafone formed a joint venture company in Sweden, 3G Infrastructure Services AB, for the construction of a common UMTS infrastructure. The company will build and provide a network covering up to 70 percent of the Swedish population. 3G Infrastructure Services has also signed a letter of intent to discuss possible cooperation with Orange Sweden.

On June 25, 2001, Hi3G signed a letter of intent with Ericsson to purchase UMTS infrastructure for the part of the network it is building on its own. The agreement also includes collaboration to develop strategic 3G applications and services.

On June 30, 2001, Hi3G had a workforce of about 200 people. The company is continuing to expand to reach its goal to become a leading 3G operator. Financing needs, of which a substantial portion is expected to be debt financing, will gradually increase. At the close of the period, Investor had provided SEK 80 m. to Hi3G in a first capitalization.

On June 27, 2001, the county administrative court in Stockholm stated that the National Post and Telecom Agency's allocation of UMTS licenses in Sweden should stand.

Other operations

Net asset value, Other operations

	6/30 2001 SEK/share	6/30 2001 SEK m.	12/31 2000 SEK/share	12/31 2000 SEK m.
Securities trading	2	1 522	1	1 165
Grand Hôtel Holdings	1	1 075	1	1 075
Land and real estate	1	350	1	350
Other	0	25	0	11
Total Other operations	**4**	**2 972**	**3**	**2 601**

Securities trading

Net income from Investor's securities trading amounted to SEK 748 m. (158) during the period.

Grand Hôtel Holdings

Sales and earnings were higher than in the corresponding period last year. Income after financial items amounted to SEK 35 m. (29) for the period.

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 9,453 m. (14,028). Income for the period (after tax) was SEK 9,171 m. (13,893). Corresponding income in the second quarter was SEK 7,759 m. (11,310).

Income includes a capital gain of SEK 7,008 m. booked on the sale of shares in Stora Enso, SKF and SAS.

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the period was SEK 10,624 m., as against SEK 10,128 m. at year-end 2000. Net debt thus increased SEK 496 m. in the first six months. Investor's net debt thereby amounted to 8 percent of total assets, compared with 7 percent at year-end 2000.



Consolidated net debt
0
-5
SEK bn
10
-15
-20
0
-3
-6
percent
-9
-12
-15
1997
1998
1999
2000
06/30 2001
Total net debt (lhs)
Net debt/total assets (rhs)

Share capital

Investor AB's convertible debenture loans from 1991 and 1992 matured on June 21, 2001. The share capital on June 30, 2001 amounted to SEK 4,795 m., compared with SEK 4,782 m. on December 31, 2000.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Parent Company Investor AB

Income after financial items was SEK 8,792 m. (10,165), of which SEK 7,183 m. (8,751) m. consisted of capital gains. Income for the period (after tax) amounted to SEK 10,909 m. (10,251).

During the period shares were purchased for SEK 16,597 m. (2,004) and shares were sold for SEK 14,694 m. (14,391).

Current receivables amounted to SEK 51 m. on June 30, 2001, as against SEK 75 m. on December 31, 2000. Short-term debt amounted to SEK 11,637 m., compared with SEK 15,860 m. on December 31, 2000.

Accounting principles

This interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be prepared and made available on Investor's web site as of August 31, 2001.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's share.

For unlisted holdings, Investor uses a conservative valuation method, in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Other

Financial Calendar 2001

- Oct. 11 Interim Report, January – September
- Jan. 24 Year-End Report 2001

Stockholm, July 10, 2001

M. Wallenberg

Marcus Wallenberg
President and Chief Executive Officer

For Information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 70 514 20 49

Lars Wedenborn, Chief Financial Officer: +46 8 614 2141, +46 70 624 2141

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 20 31, +46 70 624 20 31

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2001 1/1-6/30	2000 1/1-6/30	2001 4/1-6/30	2000 4/1-6/30
Dividends	2 119	1 896	867	765
Capital gains, net	7 008	10 202	7 008	10 202
Operating costs	-104	-99	-48	-48
Net income - Core holdings	**9 023**	**11 999**	**7 827**	**10 919**
Dividends	223	462	172	229
Capital gains, net	21	1 959	-118	371
Operating costs	-166	-162	-79	-69
Net income - New investments and Other holdings	**78**	**2 259**	**-25**	**531**
Net income, securities trading	748	158	308	148
Net sales	318	242	177	138
Cost of goods and services sold	-219	-207	-112	-104
Operating costs	-69	-53	-37	-19
Net income - Other operations	**778**	**140**	**336**	**163**
Groupwide operating costs	-42	-36	-19	-19
Operating income	**9 837**	**14 362**	**8 119**	**11 594**
Net financial items	-384	-334	-214	-172
Income after financial items	**9 453**	**14 028**	**7 905**	**11 422**
Actual tax	-166	-155	-109	-131
Deferred tax	-109	15	-33	17
Minority interest	-7	5	-4	2
Income for the period	**9 171**	**13 893**	**7 759**	**11 310**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2001 6/30	2000 6/30	2000 12/31
Assets			
Equipment and real estate, etc.	1 520	1 502	1 499
Shares and participations	65 338	58 159	57 594
Receivables	3 333	5 757	4 169
Cash and short-term investments	3 368	4 373	7 480
Total assets	**73 559**	**69 791**	**70 742**
Shareholders' equity and liabilities			
Shareholders' equity	54 356	49 199	48 755
Convertible debenture loans		1 339	1 322
Provision for pensions	189	188	189
Loans	13 263	15 171	15 662
Other liabilities	5 751	3 894	4 814
Total shareholders' equity and liabilities	**73 559**	**69 791**	**70 742**

Net debt			
Cash and short-term investments [1]	2 828	3 656	5 723
Loans	-13 263	-15 171	-15 662
Provision for pensions	-189	-188	-189
Total net debt	**-10 624**	**-11 703**	**-10 128**

1) The calculation of net debt w as adjusted by: since corresponding items have been included in other liabilities, w hich are not included in the calculation of net debt.	-540	-717	-1 757

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2001 3/31	2000 3/31	2000 12/31
Opening balance	48 755	37 868	37 868
Effect of accounting principle change	27	-	-
Dividend to shareholders	-4 218	-2 596	-2 596
Conversions	74	4	41
Translation differences in subsidiaries	547	30	-17
Income for the period	9 171	13 893	13 459
Closing balance	54 356	49 199	48 755

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2001 1/1-6/30	2000 1/1-6/30
Cash flow from operating activities		
Core holdings		
Dividends received	2 119	1 858
New investments and Other holdings		
Dividends received	223	462
Securities trading, Other operations and operating costs		
Payments received	48 385	20 410
Payments made	-48 204	-21 441
Cash flow from operating activities before net interest income/expense and income taxes	**2 523**	**1 289**
Interest received/paid	-237	-368
Income taxes paid	-149	-276
Cash flow from operating activities	**2 137**	**645**
Cash flow from investing activities		
Core holdings		
Purchases	-15 081	-544
Sales	13 556	13 789
New investments and Other holdings		
Purchases	-2 836	-5 829
Sales	5 976	2 509
Investments in tangible fixed assets	-55	-53
Sold tangible fixed assets	8	5
Cash flow from investing activities	**1 568**	**9 877**
Cash flow from financing activities		
Long-term loans repaid/raised	-2 299	1 078
Decrease in short-term financial liabilities	-99	-5 652
Dividends paid	-4 218	-2 596
Cash flow from financing activities	**-6 616**	**-7 170**
Cash flow for the period	**-2 911**	**3 352**
Liquid assets, opening balance	**5 723**	**1 020**
Translation difference in liquid assets	**16**	**1**
Liquid assets, closing balance [1)]	**2 828**	**4 373**

1) Adjusted by since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-540	-

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

PERFORMANCE PER SEGMENT 1/1-6/30 2001

(SEK m.)	Core holdings	New investments	Other holdings	Other operations	Investor groupwide	Total
Dividends	2 119	54	169	107		2 449
Capital gains						
Realized profit/loss	7 008	110	-238	641		7 521
Write-downs, net		-1 407	1 556			149
Other revenues and expenses				99		99
Operating costs	-104	-162	-4	-69	-42	-381
Operating income	**9 023**	**-1 405**	**1 483**	**778**	**-42**	**9 837**
Net financial items					-384	-384
Taxes and minority interest					-282	-282
Income for the period	***9 023***	***-1 405***	***1 483***	***778***	***-708***	***9 171***
Change in surplus value	-21 366	-72	-848	323	0	-21 963
Other					518	518
Dividends paid					-4 218	-4 218
Contribution to NAV growth	**-12 343**	**-1 477**	**635**	**1 101**	**-4 408**	**-16 492**

ASSETS BY SEGMENT 6/30 2001

Book value	47 603	10 121	4 529	2 458	269	64 980
Accumulated surplus value	70 608	1 760	703	514		73 585
Market value	***118 211***	***11 881***	***5 232***	***2 972***	***269***	***138 565***

PERFORMANCE PER SEGMENT 1/1-6/30 2000

(SEK m.)	Core holdings	New investments	Other holdings	Other operations	Investor groupwide	Total
Dividends	1 896	224	238	49		2 407
Capital gains						
Realized profit/loss	10 202	731	1 270	109		12 312
Write-downs, net		-42				-42
Other revenues and expenses				35		35
Operating costs	-99	-158	-4	-53	-36	-350
Operating income	**11 999**	**755**	**1 504**	**140**	**-36**	**14 362**
Net financial items					-334	-334
Taxes and minority interest					-135	-135
Income for the period	***11 999***	***755***	***1 504***	***140***	***-505***	***13 893***
Change in surplus value	-4 940	1 245	-794	-127		-4 616
Other					34	34
Dividends paid					-2 596	-2 596
Contribution to NAV growth	**7 059**	**2 000**	**710**	**13**	**-3 067**	**6 715**

ASSETS BY SEGMENT 6/30 2000

Book value	39 116	10 188	8 308	2 921	514	61 047
Accumulated surplus value	103 177	3 983	-398	-35		106 727
Market value	***142 293***	***14 171***	***7 910***	***2 886***	***514***	***167 774***

APPENDIX 2 – INVESTMENTS PER SECTOR

Investments per sector June 30, 2001 (listed companies in italic)

SEK m.	Technology	Healthcare	Engineering & Manufacturing	Forest products	Financial services	Other[1]
Core holdings						
	Ericsson	*AstraZeneca*	*ABB*		*SEB*	
	WM-data	*Gambro*	*Atlas Copco*		*OM*	
	Saab AB[2]		*Electrolux*			
			Scania			
Investor Growth Capital						
Expansion stage	Aplion Network	Amira Medical				
	Digia	*Axcan*				
	B2	Entific Medical Systems				
	b-business partners*	*Intrabiotics*				
	CarParts Technology	*Intuitive Surgical*				
	Cidera	Kyphon				
	Edison	*Medtronic*				
	Gator Corp	Molecular Staging				
	Guru.com	Personal Chemistry				
	Idealab!	Songbird Hearing				
	Invesmart					
	Lycos Europe					
	Optilion					
	Physiome Sciences					
	Quisic					
	Stepstone					
	Sylvan					
	TeleGea					
	Tessera					
Venture stage	Appollo International	A+ Science Invest	Neos Robotics			
	Caracol	Accuro Immunology	Nordic Windpower			
	Comfirm.com	Aerocrine				
	Curl Corporation	Affibody Technology				
	Customer Group AB	AlcoDia				
	Excosoft	Alpha Helix				
	Hybrid Technology	Carmel Pharma				
	InTenna Technology	Cavidi Tech				
	JP Systems	EndoVasix				
	K-World	*Esperion Therapeutics*				
	Nordic Sensor Technologies	Got-A-Gene				
	Opto Comm	Gyros				
	Paratek Microwave	Juvantia Pharma				
	Pipebeach	Mando				
	Popwire.com	Metcon Medicin				
	Projectplace	Medicarb				
	Radians Innova	Melacure				
	SamSari Education	NeuroNova				
	Scan	Otre				
	Synapix	Ponsus Pharma				
	Startupfactory	Stick Tech				
	SQM	Stille				
	Sörman Information	Ullman				
	Umetrics					
Investor Capital Partners						
Group Investments	*ASM*		*United Pacific*			
	Alphatec		*Lerado*			
	Amkor					
Asia Fund	*imGO**					
Other holdings						
	Hi3G Access		*Cardo*			*Syngenta*
			Fiskars			
			Volvo			
Value on June 30, 2001[3]	**34 753**	**55 118**	**26 113**	**0**	**16 015**	**6 566**
Share of total	**25%**	**40%**	**19%**	**0%**	**12%**	**5%**
Value on December 31, 2000[3), 4]	**40 670**	**50 545**	**32 742**	**8 623**	**10 425**	**11 556**
Share of total	***26%***	***33%***	***21%***	***6%***	***7%***	***7%***

* Affiliated ventures

[1] Also includes minor holdings, fund investments and other activities

[2] Saab AB has been reclassified from Engineering & Manufacturing to Technology

[3] Also includes Investor AB's share of EQT's investments

[4] Adjusted to reflect elimination of own holding of convertibles

EXHIBIT 13

Knut och Alice Wallenbergs Stiftelse   *Marianne och Marcus Wallenbergs Stiftelse*

Press Release

Stockholm, July 31, 2001

Ulla Litzén and Pia Rudengren to Join the Wallenberg Foundations

Ulla Litzén, Managing Director of Core Holdings, Investor AB, and Pia Rudengren, Managing Director and former Chief Financial Officer, Investor AB, will leave Investor to join the Knut and Alice Wallenberg Foundation (KAW) and the Marianne and Marcus Wallenberg Foundation (MMW).

Ulla Litzén and Pia Rudengren will jointly, as a team, head up a new business activity focusing on the foundations' strategic holdings. Ulla Litzén will initially assume overriding administrative responsibilities. The Board of Directors will consist of Jacob Wallenberg, Chairman, and Claes Dahlbäck, Vice Chairman. Jacob Wallenberg is also Deputy Chairman of KAW.

In addition to the large stake in Investor, the basis for the new venture will be the recently acquired holdings in SAS, SKF and Stora Enso, where the foundations, as the major shareholder, intend to continue Investor's active ownership policy. New investment opportunities will also be pursued.

The foundations are Investor's largest single owners and will grant about SEK 750 million to support scientific research and educational activities this year. Total market value of the foundations' share portfolios amounts to SEK 40 billion.

"Since the foundations share the same objectives that Investor has developed over the years, I am delighted that Ulla and Pia want to join us," comments Jacob Wallenberg. "They not only bring expertise. Their experience, long-term focus and commitment will also be of great value to the foundations."

For further information: Jacob Wallenberg, tel +46 8 614 2000.

EXHIBIT 14

02 OCT 31 AM 8:58

Press Release

Stockholm, October 5, 2001

FINANCIAL INFORMATION FROM INVESTOR AB

Publication dates for 2002

2002-01-24 Year-end Report for 2002

2002-04-16 Annual General Meeting

2002-04-16 Interim Report January – March

2003-07-10 Interim Report January – June

2003-10-13 Interim Report January – September

INVESTOR AB

For further information:

Fredrik Lindgren, Senior Vice President, Corporate Communications
Phone +46 8 614 20 31, Mobile: +46-70-624 20 31, e-mail:
fredrik.lindgren@investorab.com

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 15

investor

Interim Report, January - September 2001

Investor's net asset value* on September 30, 2001 amounted to SEK 102,018 m. (SEK 133 per share), compared with SEK 144,433 m. on December 31, 2000 (SEK 188 per share).

The value of all Investor's holdings was SEK 113,617 m. on September 30, 2001, as against SEK 154,561 m. at year-end 2000. Net debt amounted to SEK 11,599 m., corresponding to 10 percent of total assets.

The value of Investor's Core Holdings decreased SEK 37,618 m. during the period, of which Ericsson and ABB accounted for a substantial part, SEK 21,887 m. and SEK 9,514 m., respectively. AstraZeneca contributed positively with appreciation of SEK 1,917 m.

The value of New Investments decreased SEK 3,160 m. during the period. Shares were purchased for a total of SEK 4,025 m. and shares were sold for a total of SEK 1,024 m.

The Investor Group's income for the period amounted to SEK 7,673 m., compared with SEK 14,783 m. in the corresponding period last year. The result for the third quarter was SEK -1,498 m.

The total return on Investor shares was -25 percent during the nine-month period, compared with 17 percent in the corresponding period of 2000.

*During the year Investor eliminated its holding of own convertibles. Comparative figures have been adjusted in net asset value calculations to take this into account.

Investor's key figures

	9/30 2001	12/31 2000	9/30 2000
Assets, SEK bn.	114	154	168
Net debt, SEK bn.	-12	-10	-11
Net asset value, SEK bn.	102	144	157
Net asset value per share, SEK	133	188	204

Development during the period/quarter	Jan.-Sept. 2001	Jan.-Sept. 2000	July-Sept. 2001	July-Sept. 2000
Change in net asset value, SEK bn.	-42	7	-26	0
Change in net asset value, percent	-29	5	-18	0
Income, SEK bn.	8	15	-1	1
Total return, percent	-25	17	-27	13

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company with a total net asset value of approximately USD 10 billion (September 30, 2001). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 20 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including Ericsson, AstraZeneca, Scania, ABB, Atlas Copco, WM-data, SEB, Gambro, Electrolux, OM and Saab AB. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, London, New York and Palo Alto.

President's comments

Third-quarter economic and financial market activities have been overshadowed by the events of September 11 in the United States, which not only affected individuals and families, but will also have an impact on all of society and the global economy from a longer-term perspective. Although there were clear indications of a business slowdown beforehand, the economic outlook is now clouded with even greater uncertainty.

The decline on stock exchanges around the world has directly affected valuations of Investor's holdings. As a consequence, Investor's net asset value has decreased during the year, which is also reflected in our share price. As an active and committed owner, it is important for Investor to sharpen its focus on actively supporting companies, their managements, development and value creation, particularly in times of economic uncertainty. Investor's goal is to grow net asset value in excess of market cost of capital over a business cycle in order to deliver sustainable value for shareholders in the long term. Investor therefore stands behind portfolio companies during economic slumps and actively works to strengthen them in preparation for the next upturn.

AstraZeneca, Investor's largest holding in terms of value, has withstood the general market downturn, therefore its share of Investor's portfolio has increased further. The company's ambitious and long-term concentration on research and development is an asset and supports the opinion that AstraZeneca will continue to achieve sound results going forward. ABB, which has entered a transformation phase, has performed weakly for a period of time, although the company is working intensely on improving profitability and growth.

Saab has performed favorably on the stock market this year and is being increasingly recognized as a leading high-tech knowledge company in the aeronautics, aerospace and defense industries.

In September, the planned merger between SEB and Swedbank was aborted. The boards of both banks decided to terminate the merger process when they realized that the concessions required by the EU Commission would eliminate many of the merger's anticipated synergies, of which cost savings was one. As the largest single owner of SEB, Investor regrets that the merger process could not proceed but also supports SEB and its customer-driven, growth-oriented strategy for Northern Europe.

Ericsson, the 2G market leader that is championing the development of 3G systems and terminals, will have attractive growth and profit potential when the market accelerates. However, to achieve solid, long-term earnings growth, the company must complete its restructuring and cost-savings programs, and the world economy as a whole will have to resume growth. The formal establishment of Sony Ericsson Mobile Communications was an important step in Ericsson's transformation process.

In Investor's judgment, 3G has attractive return potentials, principally due to its higher transmission speeds and continuous connection which enable brand-new services and applications. 3G, which involves technological and commercial shifts, will emerge gradually.

In addition to today's voice and messaging services, 3G will add e-mail, on-demand services, radio, video and advertising, among other services. These new services will also put new demands on mobile terminals.

Hi3G, which now has one of the four UMTS licenses in Denmark in addition to one in Sweden, has strong potential to become a leading mobile operator, not only through its dedicated 3G strategy, but also through its participation in Hutchison Whampoa's international network of UMTS operators. By coordinating operations between the Swedish and Danish 3G markets, Hi3G will be able to offer cost-effective and innovative services. The company is working intensely to meet its ambitious business plan and time schedule. Rolling out the network, purchasing IT systems, and developing services and applications with other Hutchison 3G operators, are currently priority projects.

The prevailing climate in the capital markets, with reduced financing possibilities, lower valuations and fewer exit opportunities, has made conditions more difficult for young companies and for investors. Recently, activity in the venture capital marketplace has also decreased considerably and there is a risk that the trend will continue downward. In view of the present uncertainty, Investor has chosen to write down the book values of a number of portfolio companies that are expected to require additional financing within the next year.

Investor continues to believe in the longer term return potentials of the venture capital market but will continue to be selective about new commitments because of the current market uncertainty. However, an increased flow of attractive investment opportunities may lead to a higher rate of investment going forward. At the same time, Investor will also continue to work actively and consistently to provide support to existing portfolio companies that are judged to have attractive potential. Nonetheless, an investor must also be prepared to terminate projects that fail to develop.

Despite write-downs, new investments have had a positive impact on Investor's net asset value growth during the past few years. The New Investments business has grown Investor's net asset value by approximately SEK 1.4 billion since 1998. During this period the average annualized return on divested holdings has exceeded the return requirement of 20 percent.

It is pleasing to note that Investor's active portfolio management operations (securities trading) are continuing to report positive income, despite unstable financial markets.

In times of economic weakness, it is even more important to work in a focused manner to reach long-term goals. Investor is convinced that, long term, the company's business model will be successful and that the charted course is appropriate. Investor has a professional organization with a strong financial base and extensive network, which provide the prerequisites, as an active owner, to create long-term, sustainable values in companies. Historically, this has been proven to generate high returns for Investor shareholders.

M. Wallenberg

Marcus Wallenberg

Investor shares

The total return[1)] on Investor shares in the nine-month period ended September 30, 2001 was -25 percent (as compared to a 17-percent return in the corresponding period of last year). In the last 12-month period, the total return on Investor shares was -23 percent (44). In the third quarter, the total return was -27 percent (13).

During the past 20-year period, the average annual total return on Investor shares has been 23 percent.


Total return, percent
25
20
15
10
5
0
-5
-10
-15
-20
-25
Reporting period
1 year
5 years
10 years
20 years
Annual average total return (share price performance including reinvested dividends) for Investor shares on September 30, 2001.

Source: SIX AB

The discount to net asset value was 24 percent at the end of the period, compared with 25 percent at year-end 2000.

Change in value

On September 30, 2001, Investor's net asset value amounted to SEK 102,018 m. (156,506). This corresponds to SEK 133 per share (204). At year-end 2000, Investor's net asset value amounted to SEK 144,433 m. or SEK 188 per share.

During the period the change in net asset value was -29 percent (5) or SEK -42,415 m. (7,148). See Appendix 1. The net asset value developed negatively in the third quarter, decreasing 18 percent or SEK 25,923 m.


Change in value
SEK bn.
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
09/30 2001
Net asset value (lhs)
Net asset value/share (rhs)

Of the change in net asset value during the period, SEK -35,413 m. (8,501) was attributable to the core holdings and SEK -3,319 m. (1,707) to new investments. The corresponding figures for the third quarter were SEK -23,070 m. (1,442) for core holdings and SEK -1,842 m. (-293) for new investments. The change in value, together with net investments, add up to the net asset value shown in the following table.

Investor's net asset value

	9/30 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	124	94 951	171	130 844
New Investments	15	11 672	15	11 692
Other Holdings	6	4 630	12	9 409
Other Operations	3	2 156	3	2 601
Other assets and liabilities	-	208	-	15
Total assets	**148**	**113 617**	**201**	**154 561**
Net debt	-15	-11 599	-13	-10 128
Total net asset value	**133**	**102 018**	**188**	**144 433**

1) Total return is the sum of share price appreciation and reinvested dividends.

Total assets per sector and business segment

SEK m.	Technology	Healthcare	Engineering & Manufacturing	Financial Services	Other	Total
Core Holdings	18 064	50 718	15 013	11 156	-	**94 951**
New Investments, listed	1 129	644	49	-	124	**1 946**
New Investments, unlisted	5 331	1 635	902	49	1 809	**9 726**
Other	120	-	2 941	-	3 933	**6 994**
Total	**24 644**	**52 997**	**18 905**	**11 205**	**5 866**	**113 617**
(%)	(22%)	(47%)	(16%)	(10%)	(5%)	(100%)

Core Holdings



Core Holdings
SEK bn.
200
150
100
50
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
09/30 2001
Market value
Book value

In the first nine months of 2001, shares in core holdings were purchased for a total of SEK 15,081 m. (1,304). Shares were sold for a total of SEK 13,556 m. (13,838).

In the third quarter of 2001, there were no changes to Investor's ownership stakes in core holdings.

In June 2001, Investor increased its holding in Ericsson by 109,172,096 A shares and its holding in SEB by 64,568,615 A shares. Investor also divested its holdings in Stora Enso, SKF and SAS. The total value of the transaction (including a cash payment) was SEK 13,640 m. and Investor booked a capital gain of SEK 7,008 m.

In addition, purchases in the first quarter comprised 2,665,500 shares in AstraZeneca for SEK 1,143 m. and 1,350,000 shares in OM for SEK 298 m.

During the period the value trend[1] of core holdings affected Investor's net asset value by SEK -37,618 m. (6,580), of which Ericsson, ABB and SEB accounted for a substantial portion: SEK 21,887 m., SEK 9,514 m. and SEK 3,723 m.

The largest contribution to the change in value was from AstraZeneca with appreciation of SEK 1,917 m. Saab AB's share price increased the most.

1) Value trend is the sum of realized gains and changes in surplus values (taking purchasing and sales proceeds into account).



Change in value, Core Holdings*
January 1 - September 30, 2001
AstraZeneca 1 917
Saab AB 281
-203 Electrolux
-481 Gambro
-644 Atlas Copco
-1 240 Scania
-1 487 WM-data
-2 219 OM
-3 723 SEB
-9 514 ABB
-21 887 Ericsson
SEK m.
-24000
-16000
-8000
0
8000

*The value of holdings in SAS, SKF and Stora Enso, which were divested earlier in the year, changed SEK 269, 467 and 846 m. up to the June 15 sale date.

In the past 12-month period, the value of core holdings has declined SEK 51,145 m.



Change in value, Core Holdings*
October 1, 2000 - September 30, 2001
Atlas Copco 645
Saab AB 314
-196 Electrolux
-858 Gambro
-1 318 AstraZeneca
-1 576 WM-data
-1 692 Scania
-4 543 OM
-4 609 SEB
-9 124 ABB
-32 553 Ericsson
SEK m.
-32000
-24000
-16000
-8000
0
8000

*The value of holdings in SAS, SKF and Stora Enso, which were divested earlier in the year, changed SEK 519, 639 and 3,207 m. up to the June 15 sale date.

For more information visit: ch.investorab.com

Net asset value, Core Holdings

Company	Number of shares[1] 9/30 2001	Net asset value SEK/ share[2] 9/30 2001	Market value SEK m. 9/30 2001	Share price performance 2001[3] (%)	Share of Core Holdings (%)	Share of capital[4] (%)	Share of voting rights[4] (%)	Net asset value SEK/share[2] 12/31 2000	Market value SEK m. 12/31 2000
Technology									
Ericsson	382 678 896	20	15 079	-64	16	5	39	39	29 771
Saab AB[5]	21 611 925	3	1 967	+17	2	20	36	2	1 686
WM-data	55 302 500	1	1 018	-59	1	14	7	3	2 505
			18 064		**19**				**33 962**
Engineering & Manufacturing									
ABB	57 750 880	6	4 476	-68	5	5	5	18	13 990
Atlas Copco	31 454 971	8	5 851	-10	6	15	21	8	6 495
Scania	18 170 073	3	2 509	-34	3	9	15	5	3 749
Electrolux	19 613 190	3	2 177	-9	2	6	24	3	2 380
SKF	-	-	-	-	-	-	-	3	1 967
			15 013		**16**				**28 581**
Healthcare									
AstraZeneca	95 085 810	61	46 497	+4	49	5	5	57	43 437
Gambro	68 638 225	5	4 221	-9	4	20	26	6	4 702
			50 718		**53**				**48 139**
Financial Services									
SEB	135 372 295	13	10 085	-28	11	19	20	10	7 363
OM	14 190 507	1	1 071	-68	1	17	17	4	2 992
			11 156		**12**				**10 355**
Forest Products									
Stora Enso	-	-	-	-	-	-	-	11	8 623
									8 623
Service									
SAS Sverige	-	-	-	-	-	-	-	2	1 184
									1 184
Total		**124**	**94 951**		**100**			**171**	**130 844**

[1] Holdings, adjusted for any shares on loan.
[2] Calculated on the basis of 767.2 million Investor shares.
[3] Most heavily traded class of share.
[4] After full dilution.
[5] Reclassified from Engineering & Manufacturing to Technology.

New Investments

The New Investments business includes the private equity investments in Investor Growth Capital, Investor Capital Partners – Asia Fund and EQT.



SEK bn.
New Investments
15
12
9
6
3
12/31 1998
12/31 1999
12/31 2000
09/30 2001
Market value
Book value

Net asset value, New Investments

	SEK/share	Value (SEK m.)	Book value (SEK m.)
Investor Growth Capital	11	8 180	7 058
Investor Capital Partners – Asia Fund[1]	1	1 134	1 000
EQT	3	2 358	2 283
Total	**15**	**11 672**	**10 341**

[1] Includes all Investor Group investments in Asia.

A total of SEK 4,025 m. (7,059) was invested during the period, of which SEK 1,844 m. was in the third quarter. Shares were also sold for a total of SEK 1,024 m. (2,603), of which SEK 95 m. in the third quarter. Divestments during the period generated capital gains totaling SEK 74 m. (1,494), of which SEK -36 m. in the third quarter.

Due to sharp declines in stock prices in the public markets, valuations continued to fall in the venture capital market as well. Despite this background, a number of New Investments portfolio companies completed new financing rounds involving new investors. In all cases, valuations exceeded book values at the start of the period.

The downturn in investments in private equity markets continued in the third quarter. However, despite a decline of over 70 percent since last year, venture capital investment activity, from a historical perspective, is still at a relatively high level. Due to the downturn, many companies are highly uncertain about future financing possibilities. Investor has therefore made a conservative assessment of the valuations of companies requiring additional financing in the coming period. As a result of this evaluation, in combination with declining values in the market and the fact that some holdings have not developed as planned, write-downs were taken in the amount of SEK 1,518 m. (+57) net in the third quarter for a total of SEK 2,925 m. (+15) for the nine-month period.

The value of New Investments decreased SEK 3,160 m. (+1.631), of which SEK 1,791 m. in the third quarter.

Investor's initiatives in the New Investments business are long-term in nature and must therefore be valued over a longer period of time. The investment horizon for these investments is generally three to five years and the final outcome of the investments is not seen until the holdings are sold. Holdings that have been divested during the past few years have had an annualized return in excess of the return requirement of 20 percent.

During the period January 1, 1998 up to September 30, 2001, the New Investments business has grown net asset value by SEK 1,380 m.

New Investments – 10 largest listed companies

Company	Sector	Ownership (%)	Share price performance 2001 (%)	Market value[1] (SEK m.) 9/30 2001	Market value[1] (SEK m.) 12/31 2000
imGO	IT	26.0	-37	370	522
Edison Schools[2]	IT	4.4	-52	318	764
Axcan	HC	8.7	2	295	289
Sylvan Learning[2]	IT	2.5	55	205	382
ASM Pacific	IT	4.3	-18	165	189
Intuitive Surgical	HC	7.1	-27	151	184
Medtronic[2]	HC	0,1	-28	107	168
Lerado	OTH	11.2	9	105	86
Lycos Europe	IT	4.4	-80	104	391
Amkor	IT	0.6	-32	101	118
Other, listed		-	-	229	698
Other, unlisted		-	-	9 522	7 901
Total, New Investments				**11 672**	**11 692**

[1] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares.
[2] Part of the holding was sold during the year.

Investor Growth Capital

For more than a year, Investor Growth Capital has been restrictive about making additional new investments. However, the current level of valuations is beginning to offer attractive, reasonably priced opportunities.

In the third quarter, an investment was made in Princeton Optronics, an innovator in active components, such as tunable lasers, for fiber-optic networks. An investment was also made in NTRU Cryptosystems, a provider of high-performance security solutions for digital consumer devices.

In the present market environment, it is pleasing to note that several portfolio companies, including Affibody and Bredbandsbolaget (B2), closed financing rounds involving new investors. Add-on investments were also made in companies such as Aerocrine, Kyphon, Popwire, Quisic and Umetrics.

Contribution by New Investments to growth in net asset value, 1998 – September 2001

SEK m.	1998	1999	2000	Jan. - Sept. 2001	Total 1998 – 9 mos. 2001
Capital gains, net (incl. dividends)	709	2 399	3 004	148	**6 260**
Write-downs, net	-344	14	-1 288	-2 925	**-4 483**
Operating costs	-210	-249	-325	-233	**-1 017**
Operating income	**155**	**2 164**	**1 451**	**-3 010**	**760**
Change in surplus value	1 162	722	-955	-309	**620**
Contribution to net asset value	**1 317**	**2 886**	**496**	**-3 319**	**1 380**

In addition, Lycos Europe received additional capital in accordance with the Spray Networks sale agreement.

In the third quarter, certain fund-related holdings were sold.

For more information visit: igc.investorab.com

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund made no new investments during the period.

ImGO, the Hong Kong-based venture capital company in which Investor has direct and indirect ownership interests through the Asia Fund, made an investment in NESS Display in the third quarter. The Korea-based company develops organic electroluminescent displays.

Effective November 1, 2001, Ms. Winnie Fok will take over as CEO of Investor Asia Limited, the adviser to Investor Capital Partners – Asia Fund. The fund has committed capital totaling USD 322 m., of which USD 60 m. has been invested. Investor's capital commitments total USD 200 m.

For more information visit: icp.investorab.com

EQT

In the third quarter, EQT Northern Europe acquired 50 percent of the shares in Duni AB. Duni is now 100-percent-owned by EQT Northern Europe together with the EQT Scandinavia I fund.

EQT also reached an agreement to acquire the Norwegian-based Plantasjen Group. Plantasjen is the leading garden superstore chain in the Nordic region. The agreement is subject to normal regulatory approvals. EQT's previously announced acquisition of Electrolux's leisure appliances business was closed on July 31.

In the third quarter, EQT Scandinavia I signed an agreement to sell its entire holding in Struers Holding A/S.

Investor's commitments in EQT's five funds total approximately SEK 8,000 m. On September 30, 2001, Investor had invested a total of SEK 2,332 m. EQT's funds have total commitments of approximately SEK 30,000 m.

For more information visit: www.eqt.se

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[1] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.*

[1] Leveraged buyout

Other Holdings

Net asset value, Other Holdings

	9/30 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Saab Automobile, subordinated loan	-	-	5	4 050
Volvo	3	2 540	4	3 366
Syngenta	2	1 229	2	1 162
Hi3G	0	120	0	40
Other	1	741	1	791
Total, Other Holdings	**6**	**4 630**	**12**	**9 409**

Saab Automobile

In the first quarter of 2001, General Motors made the agreed payment of SEK 4,050 m. to acquire Investor's subordinated loan to Saab Automobile. Investor booked a capital gain of SEK 1,160 m. on the transaction.

Volvo

In the first quarter of 2001, 3,000,000 shares in Volvo were sold for SEK 562 m.

Hi3G

On September 20, 2001, Hi3G was awarded one of the four UMTS licenses in Denmark. This will enable Hi3G to benefit from considerable synergies in service development, marketing and other areas between the Swedish and Danish markets. In order to build and operate a cost-efficient UMTS network in Denmark, Hi3G is looking into options to cooperate with other companies. To develop IT platforms and applications on a global basis, Hi3G collaborates with Hutchison 3G operators in Australia, Austria, Hong Kong, Italy and the U.K.

Hi3G and Europolitan Vodafone have formed a joint venture company (3G Infrastructure Services) to build UMTS infrastructure in Sweden, which will reduce costs. 3G Infrastructure Services has also signed a letter of intent to discuss possible cooperation with Orange Sweden.

Hi3G's financing needs, of which a substantial portion is expected to be debt financing, will gradually increase. As of September 30, 2001, Investor had provided SEK 120 m. to Hi3G in capitalization.

For more information visit: www.hi3Gaccess.se

Other Operations

Net asset value, Other Operations

	9/30 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Securities trading	1	698	1	1 165
Grand Hôtel Holdings	1	1 075	1	1 075
Land and real estate	1	350	1	350
Other	0	33	0	11
Total, Other Operations	**3**	**2 156**	**3**	**2 601**

Securities trading

Investor's securities trading recorded a gain of SEK 1,167 m. (429) in the first nine months of the year.

Grand Hôtel Holdings

Income after financial items was SEK 50 m. (48) for the period.

For more information visit: www.grandhotel.se

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 8,131 m. (15,047). Income for the period (after tax) was SEK 7,673 m. (14,783). The result (after tax) in the third quarter was SEK -1,498 m. (890).

Income for the period includes a capital gain of SEK 7,008 m. on the sale of shares in Stora Enso, SKF and SAS.

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the period was SEK 11,599 m., as against SEK 10,128 m. at year-end 2000. Net debt thus increased SEK 1,471 m. in the first nine months. Investor's net debt thereby amounted to 10 percent of total assets, compared with 7 percent at year-end 2000.



Consolidated net debt
SEK bn.
percent
0
-5
-10
-15
-20
0
-3
-6
-9
-12
-15
1997
1998
1999
2000
09/30 2001
Total net debt (lhs)
Net debt/total assets (rhs)

Share capital

Investor AB's convertible debenture loans from 1991 and 1992 matured on June 21, 2001. The share capital on September 30, 2001 amounted to SEK 4,795 m., compared with SEK 4,782 m. on December 31, 2000.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Accounting principles

This interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be prepared and made available on Investor's web site as of November 30, 2001.

As of the third quarter, exchange rate effects related to monetary inter-company balances are reported net against translation differences in shareholders' equity. Equity and net financial items have been adjusted with an amount totaling SEK 194 m. from earlier periods in 2001.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's share.

For unlisted holdings, Investor uses a conservative valuation method, in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Other

Financial Calendar 2002

- Jan. 24 Year-End Report 2001
- April 16 Annual General Meeting
- April 16 Interim Report, January – March
- July 10 Interim Report, January – June
- Oct. 10 Interim Report, January – September

Stockholm, October 11, 2001

Marcus Wallenberg
President and Chief Executive Officer

For Information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 70 514 20 49
ludde@investorab.com

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenbom@investorab.com

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 20 31, +46 70 624 20 31
fredrik.lindgren@investorab.com

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2001 1/1-9/30	2000 1/1-9/30	2001 7/1-9/30	2000 7/1-9/30
Dividends	2 351	2 070	232	174
Capital gains, net	7 008	10 202		
Operating costs	-146	-149	-42	-50
Net income - Core holdings	**9 213**	**12 123**	**190**	**124**
Dividends	243	571	20	109
Capital gains, net	-1 875	2 779	-1 896	820
Operating costs	-239	-232	-73	-70
Net income - New investments and Other holdings	**-1 871**	**3 118**	**-1 949**	**859**
Net income, securities trading	1 167	429	419	271
Net sales	473	366	155	124
Cost of goods and services sold	-321	-309	-102	-102
Operating costs	-102	-76	-33	-23
Net income - Other operations	**1 217**	**410**	**439**	**270**
Groupwide operating costs	-60	-64	-18	-28
Operating income	**8 499**	**15 587**	**-1 338**	**1 225**
Net financial items	-368	-540	16	-206
Income after financial items	**8 131**	**15 047**	**-1 322**	**1 019**
Actual tax	-337	-316	-171	-161
Deferred tax	-110	45	-1	30
Minority interest	-11	7	-4	2
Income for the period	**7 673**	**14 783**	**-1 498**	**890**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2001 9/30	2000 9/30	2000 12/31
Assets			
Equipment and real estate, etc.	1 527	1 503	1 499
Shares and participations	65 822	60 245	57 594
Receivables	3 016	5 138	4 169
Cash and short-term investments	2 214	6 810	7 480
Total assets	**72 579**	**73 696**	**70 742**
Shareholders' equity and liabilities			
Shareholders' equity	52 494	50 226	48 755
Convertible debenture loans		1 341	1 322
Provision for pensions	190	188	189
Loans	13 098	15 238	15 662
Other liabilities	6 797	6 703	4 814
Total shareholders' equity and liabilities	**72 579**	**73 696**	**70 742**

Net debt			
Cash and short-term investments [1)]	1 689	4 289	5 723
Loans	-13 098	-15 238	-15 662
Provision for pensions	-190	-188	-189
Total net debt	**-11 599**	**-11 137**	**-10 128**
1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-525	-2 521	-1 757

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2001 9/30	2000 9/30	2000 12/31
Opening balance	48 755	37 868	37 868
Deferred tax	27	-	-
Employee stock option program	-129	-	-
Dividend to shareholders	-4 218	-2 596	-2 596
Conversions	74	7	41
Translation differences in subsidiaries	312	164	-17
Income for the period	7 673	14 783	13 459
Closing balance	52 494	50 226	48 755

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2001 1/1-9/30	2000 1/1-9/30
Cash flow from operating activities		
Core holdings		
Dividends received	2 119	1 858
New investments and Other holdings		
Dividends received	243	571
Securities trading, Other operations and operating costs		
Payments received	68 128	36 719
Payments made	-67 171	-36 863
Cash flow from operating activities before net interest income/expense and income taxes	**3 319**	**2 285**
Interest received/paid	-431	-387
Income taxes paid	-151	-139
Cash flow from operating activities	**2 737**	**1 759**
Cash flow from investing activities		
Core holdings		
Purchases	-15 081	-1 304
Sales	13 556	13 595
New investments and Other holdings		
Purchases	-4 811	-7 898
Sales	6 389	4 265
Investments in tangible fixed assets	-80	-61
Sold tangible fixed assets	20	10
Cash flow from investing activities	**-7**	**8 607**
Cash flow from financing activities		
Long-term loans repaid/raised	-2 299	720
Decrease in short-term financial liabilities	-264	-5 227
Dividends paid	-4 218	-2 596
Cash flow from financing activities	**-6 781**	**-7 103**
Cash flow for the period	**-4 051**	**3 263**
Liquid assets, opening balance	**5 723**	**1 020**
Translation difference in liquid assets	**17**	**6**
Liquid assets, closing balance [1]	**1 689**	**4 289**

1) Adjusted by since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-525	-2 521

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

PERFORMANCE PER SEGMENT 1/1-9/30 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 351	74	169	110		2 704
Capital gains, net						
Realized profit/loss	7 008	74	-226	1 135		7 991
Write-downs, net		-2 925	1 202	-78		-1 801
Other revenues and expenses				152		152
Operating costs	-146	-233	-6	-102	-60	-547
Operating income	**9 213**	**-3 010**	**1 139**	**1 217**	**-60**	**8 499**
Net financial items					-368	-368
Taxes and minority interest					-458	-458
Income for the period	***9 213***	***-3 010***	***1 139***	***1 217***	***-886***	***7 673***
Change in surplus value	-44 626	-501	-1 139	241	0	-46 025
Other		192			-37	155
Dividends paid					-4 218	-4 218
Contribution to NAV growth	**-35 413**	**-3 319**	**0**	**1 458**	**-5 141**	**-42 415**

ASSETS BY SEGMENT 9/30 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 603	10 340	4 218	1 724	208	64 093
Accumulated surplus value	47 348	1 332	412	432		49 524
Net debt					-11 599	-11 599
Total net asset value	***94 951***	***11 672***	***4 630***	***2 156***	***-11 391***	***102 018***

PERFORMANCE PER SEGMENT 1/1-9/30 2000*

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 070	302	269	46		2 687
Capital gains, net						
Realized profit/loss	10 202	1 494	1 270	383		13 349
Write-downs, net		15				15
Other revenues and expenses				57		57
Operating costs	-149	-226	-6	-76	-64	-521
Operating income	**12 123**	**1 585**	**1 533**	**410**	**-64**	**15 587**
Net financial items					-540	-540
Taxes and minority interest					-264	-264
Income for the period	***12 123***	***1 585***	***1 533***	***410***	***-868***	***14 783***
Change in surplus value	-3 622	122	-1 664	-46	171	-5 039
Other						0
Dividends paid					-2 596	-2 596
Contribution to NAV growth	**8 501**	**1 707**	**-131**	**364**	**-3 293**	**7 148**

ASSETS BY SEGMENT 9/30 2000

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	39 876	10 751	8 350	2 538	-3	61 512
Accumulated surplus value	104 495	2 939	-1 252	-51		106 131
Net debt					-11 137	-11 137
Total net asset value	***144 371***	***13 690***	***7 098***	***2 487***	***-10 627***	***156 506***

*During the year Investor eliminated its holding of own convertibles. Comparative figures have been adjusted in net asset value calculations to take this into account.

EXHIBIT 16

ABB

investor

Press Release

Stockholm, January 4, 2002

Investor AB increases its ownership in b-business partners by acquiring shares from ABB

Investor AB has increased its position in b-business partners, a pan-European venture capital company, by acquiring 90 percent of ABB's shares and capital commitments. As a result of the transaction, ABB received EURO 188 million (US$ 166 million). Investor's share of paid in capital and future commitments will now be approximately 75 percent.

This transaction is in line with Investor AB's strategy to further strengthen its position in the European venture capital market, and ABB's strategy of focusing on its core businesses in power and automation technologies.

In addition, the Supervisory Board and management of b-business partners determined it can at present achieve its investment objectives using less capital than when it was founded. This is due to companies today requiring less capital to carry out their business plans and because they have lower valuations. b-business partners has therefore temporarily reduced the paid in capital of all its shareholders. The positive net cash effect on Investor AB of the transactions is EURO 25 million.

The total capital commitment to b-business partners is EURO 728 million, of which Investor represents approximately EURO 550 million. b-business partners' paid in capital, after the above transactions, is approximately EURO 270 million, of which Investor has contributed approximately EURO 200 million. The remainder will be drawn down as necessary to fund future investments.

b-business partners is a venture capital company with an international network of experience and competence in industry and finance. b-business partners shareholders are: Investor AB, ABB, SEB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Hewlett-Packard, Saab Aerospace, Sandvik, SKF, Stora Enso and WM-data.
b-business partners has invested approximately EURO 60 million and has a portfolio of ten companies.

Read more about b-business partners on: www.b-bp.com

For further information:
Nils Ingvar Lundin, Managing Director, Corporate Relations, Investor AB
Mobile phone: +46 70 514 20 49

Fredrik Lindgren, Vice President Investor Relations, Investor AB
Mobile phone: +46 70 624 20 31

Wolfram Ebèrhardt, ABB Corporate Communications, +41 43 317 6492
Investor Relations ABB, +41 1 317 7266

EXHIBIT 17

Investor

02 OCT 31 AM 8:09

Press Release

Stockholm, January 23, 2002

Changes to the board of Investor AB:

Percy Barnevik wants to retire as Chairman; Claes Dahlbäck is proposed as his successor

Percy Barnevik, Chairman of Investor AB since 1997 and a director of the company since 1986, wants to retire from his position and declines re-election at this year's Annual General Meeting. Claes Dahlbäck, formerly Executive Vice Chairman* of Investor's board, is proposed as new Chairman.

In addition to Dahlbäck, the following board members are proposed for re-election: Håkan Mogren, Koichi Nishimura, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Marcus Wallenberg, and Jacob Wallenberg, formerly Executive Vice Chairman, who is proposed to be Vice Chairman of the board. Michael Treschow, a member of Investor AB's board since 1997, has declined re-election, since he was nominated to Ericsson's board in the fall of 2001.

It is proposed that Sune Carlsson, President and CEO of SKF, be elected as a new member of the board.

During the time Percy Barnevik has served as Chairman, major changes were made to Investor's portfolio, including mergers, new investments and divestments. In line with Investor's role as an active owner, he has also contributed to the internationalization and renewal of the composition of boards.

"After serving 16 years on the board, and five years as Chairman, I have decided to retire as planned, and I am happy there is a very qualified successor. I am also pleased to state that Investor stands well equipped to face the future with a strong and well-coordinated management," said Percy Barnevik.

Shareholders representing more than 50 percent of the votes for all shares in the company have declared that they will support the proposals above.

**Effective January 1, 2002, Claes Dahlbäck and Jacob Wallenberg are no longer employed by Investor AB.*

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 8 614 2049, +46 70 514 2049.
Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 2031, +46 70 624 2031.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 18

Investor

02 OCT 31 AM 8:09

Year-End Report 2001

Investor's net asset value on December 31, 2001 amounted to SEK 118,284 m. (SEK 154 per share), compared with SEK 144,433 m. on December 31, 2000 (SEK 188 per share). In the fourth quarter, Investor's net asset value increased SEK 16,266 m.

The value of all Investor's holdings was SEK 129,366 m. on December 31, 2001, as against SEK 154,561 m. at year-end 2000. Net debt amounted to SEK 11,082 m. on December 31, 2001, corresponding to 9 percent of total assets.

The value of Investor's Core Holdings changed by SEK -22,065 m. during the year. Ericsson and ABB accounted for a substantial part, SEK -14,767 m. and SEK -8,157 m., respectively. The value of Investor's Core Holdings appreciated SEK 15,553 m. in the fourth quarter.

Investor increased its holdings in Ericsson and SEB during the year and divested holdings in SAS, SKF and Stora Enso at the same time.

The value of New Investments decreased SEK 2,474 m. during 2001. In the fourth quarter, the value of New Investments increased SEK 686 m. During the year shares were purchased for a total of SEK 6,893 m. and shares were sold for a total of SEK 3,820 m.

Income of the Investor Group after tax amounted to SEK 8,156 m. in 2001, compared with SEK 13,459 m. last year. Income in the fourth quarter totaled SEK 483 m.

The total return on Investor shares was -15 percent during the year, compared with +20 percent last year.

The proposed ordinary dividend to shareholders is SEK 3.00 per share (3.00). An extraordinary dividend of SEK 2.50 per share (2.50) is also proposed.

Investor's key figures

	12/31 2001	12/31 2000
Assets, SEK bn	129	155
Net debt, SEK bn	11	10
Net asset value, SEK bn	118	144
Net asset value per share, SEK	154	188

Development during the year/quarter	2001	2000	Oct.-Dec. 2001	Oct.-Dec. 2000
Change in net asset value, SEK bn	-26	-4	16	-12
Change in net asset value, percent	-18	-3	16	-8
Income after tax, SEK bn	8	13	0.5	-1
Total return, percent	-15	20	14	3

The year-end report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company with a total net asset value of approximately USD 11.1 billion (December 31, 2001). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 20 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including ABB, AstraZeneca, Atlas Copco, Ericsson, Electrolux, Gambro, OM, Saab AB, Scania, SEB and WM-data. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, New York and Palo Alto.

President's comments

Balanced performance in a declining market

The year 2001 distinguished itself by extraordinary events in both the political and economic arenas. Developments on the world's stock exchanges were characterized by unusual volatility between quarters within a downward, overall trend. For example, the Stockholm Stock Exchange, the S&P 500 and Nasdaq experienced declines in the first and third quarters, but gains in the second and fourth. As a whole, 2001 was a weak year, with downturns on virtually all of the world's exchanges. It is worth noting that the Stockholm exchange declined two years in a row for the first time in 25 years, following a seven-year upward trend prior to 2000.

On an aggregate basis, the global economy showed little or no growth during 2001. The outlook for 2002 remains uncertain. The aggressive easing of monetary policy by the U.S. Federal Reserve was reflected in a record number of interest rate cuts, 11 times in succession. Rate reductions were also implemented in many other countries during the year, in combination with tax cuts and increased public spending. This combination of fiscal and monetary stimulation should have a positive impact on the global economy. Predicting the time horizon is more difficult, however. Nonetheless, the industrial economies are still burdened by the effects of overinvestment mainly in telecommunications and information technology, the risks of lower private consumption and higher unemployment. The year 2002 will involve many challenges across the international economy.

For Investor, the year was characterized by active work to support and position portfolio companies. Investor's Core Holdings portfolio was also further streamlined. Holdings in Ericsson and SEB were increased and holdings in SAS, SKF and Stora Enso were divested. This long-term and strategically important transaction sharpened Investor's focus on the telecommunications and financial services business segments. During the year Investor sold its remaining interest in Saab Automobile and Investor's own convertible debenture loans were retired. This has further concentrated the portfolio. It should also be noted that Investor's active portfolio management operations (securities trading) generated attractive returns during the year, despite the unstable financial markets. New Investments' representation in Investor's portfolio increased during 2001, which was in line with the previously announced strategy and represented yet another step in the process to focus on companies with high growth and profit potential. As a whole, Investor's diversified portfolio, consisting of companies of varying size that operate in different sectors, has contributed to the portfolio's balanced development.

AstraZeneca, Investor's largest holding, had a positive impact on Investor's net asset value in both 2000 and 2001. The company's progress in the research area, and successful work to create synergies since the merger in 1999, have been gratifying and have strengthened Investor's conviction that the merger was both right for the business and shareholders. Atlas Copco, Electrolux and Saab recorded higher share prices for the year, which was particularly pleasing in a declining market.

Ericsson, as well as ABB, OM and WM-data, are continuing to work intensively on their restructuring and cost reduction programs. These companies face a number of challenges to ensure long-term value creation. After the aborted merger between SEB and Swedbank, SEB is focusing on becoming a more customer-driven and profitable bank in Northern Europe.

The significance of constant renewal is worth emphasizing again and is important for Investor's portfolio companies, and well as for Investor. The ability to reinvent is also one of the criteria used to analyze Investor's Core Holdings. In this respect, Investor's new investments play an important role for the future of the portfolio. In order to fully benefit from Investor's network and achieve appropriate balance in the portfolio, the New Investments business is divided into two main operations – one focused on early-expansion IT and healthcare companies, and one concentrating on more mature companies with high return potential which are in a number of business sectors.

All major venture capital markets in the United States, Europe and Asia experienced sharp downturns during 2001. Investment activity in these markets declined dramatically, in the range of 40 to 60 percent, at the same time as fewer exits were made. During 2001 new funds raised for venture capital investments decreased to about one-third the level of 2000. Investor Growth Capital has been conservative about its pace of new investments and its valuations of existing holdings. Companies were written down if their future performance was difficult to predict, or if their progress was not in line with earlier projections. During 2001 EQT closed on a number of deals and Investor Growth Capital gradually stepped up its investment rate during the latter part of the year.

Hi3G, partly owned by Investor, is continuing to build a cost-effective organization for Sweden and Denmark. In January 2002, it was announced that Orange joined the Hi3G and Europolitan joint venture company for building and sharing a UMTS network outside Sweden's major metropolitan areas. Hi3G has made 3G phone calls in its network since mid-December. Hi3G's future development will be exciting to follow, since the company is expected to launch its first services towards the end of 2002.

The year 2002 will involve a number of challenges for Investor, as well as opportunities. With a focused portfolio of core holdings representing 85 percent of Investor's assets, and an established venture capital and private equity business, the prerequisites are in place for continuing long-term, high returns for shareholders. Investor's strong financial position provides stability in a fluctuating market and constitutes a solid platform for future initiatives. Historically, Investor has been able to generate competitive returns during times of both economic downturn and upturn. This remains our goal for the future.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On December 31, 2001, Investor's net asset value (NAV) amounted to SEK 118,284 m. (144,433), corresponding to SEK 154 per share (188).

During the year the change in net asset value was -18 percent (-3) or SEK -26,149 m. (-4,144). The net asset value developed positively in the fourth quarter, increasing SEK 16,266 m., or 16 percent.

Of the change in net asset value during the year, SEK -19,907 m. (-4,066) was attributable to the Core Holdings and SEK -2,733 m. (496) to New Investments. The corresponding figures for the fourth quarter were SEK 15,506 m. (-12,567) for Core Holdings and SEK 586 m. (-1,211) for New Investments.

The change in NAV, together with net investments, add up to the net asset value shown in the table "Investor's net asset value".


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
Net asset value (lhs)
Net asset value/share (rhs)

Investor's net asset value

	12/31 2001		12/31 2000	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	144	110 518	171	130 844
New Investments	16	12 410	15	11 692
Other Holdings	7	4 893	12	9 409
Other Operations	3	2 063	3	2 601
Other assets and liabilities	-1	-518	-	15
Total assets	**169**	**129 366**	**201**	**154 561**
Net debt	-15	-11 082	-13	-10 128
Total net asset value	**154**	**118 284**	**188**	**144 433**

Investor shares

The total return[1] on Investor shares in 2001 was -15 percent (20). In the fourth quarter, the total return was 14 percent (3).

During the past 20-year period, the average annual total return on Investor shares has been 22 percent.


Total return, percent
25
20
15
10
5
0
-5
-10
-15
1 year
5 years
10 years
20 years
Annual average total return (share price performance including reinvested dividends) for Investor shares on December 31, 2001.
Source: SIX AB

The discount to net asset value was 26 percent on December 31, 2001, compared with 25 percent at year-end 2000.

1) *Total return is the sum of share price appreciation and reinvested dividends.*

Total assets per sector and business segment

SEK m.	Technology	Healthcare	Engineering	Financial Services	Other	Total
Core Holdings	25 803	50 232	19 575	14 908	-	**110 518**
New Investments, listed	1 196	843	50	-	108	**2 197**
New Investments, unlisted	5 257	1 644	929	47	2 336	**10 213**
Other	358	-	2 933	-	3 147	**6 438**
Total	**32 614**	**52 719**	**23 487**	**14 955**	**5 591**	**129 366**
(%)	(25%)	(41%)	(18%)	(12%)	(4%)	(100%)

Core Holdings


Core Holdings
SEK bn.
200
150
100
50
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
Market value
Book value

During 2001 shares in Core Holdings were purchased for a total of SEK 15,095 m. (1,304). Shares were sold for a total of SEK 13,556 m. (13,838).

In the fourth quarter, 160,000 shares in OM were purchased for SEK 14 m.

In June 2001, Investor increased its holding in Ericsson by 109,172,096 A shares and its holding in SEB by 64,568,615 A shares. Investor also divested its holdings in SAS, SKF and Stora Enso. The total value of the transaction was SEK 13,640 m. and Investor booked a capital gain of SEK 7,008 m.

In addition, purchases in the first quarter comprised 2,665,500 shares in AstraZeneca for SEK 1,143 m. and 1,350,000 shares in OM for SEK 298 m.

During 2001 the value trend[1] of Core Holdings affected Investor's net asset value by SEK -22,065 m. (-5,941), of which Ericsson and ABB accounted for a substantial portion: SEK -14,767 m. and SEK -8,157 m.

The largest contribution to the value trend was from AstraZeneca with appreciation of SEK 1,156 m. Saab AB's and Electrolux's share prices increased the most, with each appreciating 28 percent.


Value trend, Core Holdings*
January 1, 2001-December 31, 2001
AstraZeneca 1 156
Atlas Copco 881
Electrolux 547
Saab AB 464
-206 Gambro
-310 Scania
-880 SEB
-1 050 WM-data
-1 325 OM
-8 157 ABB
-14 767 Ericsson
SEK m.
-16000 -12000 -8000 -4000 0 4000

*The value of holdings in SAS, SKF and Stora Enso, which were divested earlier in the year, changed by SEK 269, 467 and 846 m. up to the June 15 sales date.

In the fourth quarter, the value trend of Core Holdings amounted to SEK 15,553 m.


Value trend, Core Holdings
October 1, 2001 - December 31, 2001
Ericsson 7 119
SEB 2 843
Atlas Copco 1 525
ABB 1 357
Scania 930
OM 894
Electrolux 750
WM-data 437
Gambro 275
Saab AB 183
-761 AstraZeneca
SEK m.
-8000 -4000 0 4000 8000

For more information: ch.investorab.com

1) Value trend is the sum of realized gains and changes in surplus values (taking purchasing and sales proceeds into account).

Net asset value, Core Holdings

Company	Number of shares[1] 12/31 2001	Net asset value SEK/ share[2] 12/31 2001	Market value SEK m. 12/31 2001	Share price performance 2001[3] (%)	Share of Core Holdings (%)	Share of capital[4] (%)	Share of voting rights[4] (%)	Net asset value SEK/share[2] 12/31 2000	Market value SEK m. 12/31 2000
Technology									
Ericsson	382 678 896	29	22 198	-47	20	5	39	39	29 771
Saab AB[5]	21 611 925	3	2 150	+28	2	20	36	2	1 686
WM-data	55 302 500	2	1 455	-42	1	14	7	3	2 505
		34	**25 803**		**23**				**33 962**
Engineering									
ABB	57 750 880	7	5 833	-58	5	5	5	18	13 990
Atlas Copco	31 454 971	10	7 376	+14	7	15	21	8	6 495
Scania	18 170 073	4	3 439	-9	3	9	15	5	3 749
Electrolux	19 613 190	4	2 927	+28	3	6	24	3	2 380
		25	**19 575**		**18**				**26 614**
Healthcare									
AstraZeneca	95 085 810	60	45 736	+2	41	5	5	57	43 437
Gambro	68 638 225	6	4 496	-2	4	20	26	6	4 702
		66	**50 232**		**45**				**48 139**
Financial Services									
SEB	135 372 295	17	12 928	-8	12	19	20	10	7 363
OM	14 350 507	2	1 980	-41	2	17	17	4	2 992
		19	**14 908**		**14**				**10 355**
Holdings divested during 2001[6]	-	-	-	-	-	-	-	16	11 774
									11 774
Total		***144***	***110 518***		***100***			***171***	***130 844***

[1] Holdings, adjusted for any shares on loan.
[2] Calculated on the basis of 767.2 million Investor shares.
[3] Most heavily traded class of share.
[4] After full dilution.
[5] Reclassified from Engineering to Technology.
[6] SAS, SKF and Stora Enso.

New Investments

A total of SEK 6,893 m. (8,074) was invested during the year, of which SEK 2,868 m. was in the fourth quarter. Shares were sold for a total of SEK 3,820 m. (4,490), of which SEK 2,796 m. was in the fourth quarter. Divestments during the year generated capital gains totaling SEK 447 m. (2,667), of which SEK 373 m. was in the fourth quarter.

Net asset value, New Investments

	SEK/share	Market Value (SEK m.)	Book value (SEK m.)
Investor Growth Capital	10	8 121	7 129
Investor Capital Partners – Asia Fund[1]	2	1 357	1 070
EQT	4	2 932	2 702
Total	**16**	**12 410**	**10 901**

[1] Includes all Investor Group investments in Asia.


SEK bn.
New Investments
15
12
9
6
3
12/31 1998
12/31 1999
12/31 2000
12/31 2001
Market value
Book value

The value of New Investments decreased SEK 2,474 m. (+484) during the year but increased SEK 686 m. in the fourth quarter.

During the year Investor took write-downs amounting to SEK 2,802 m., of which SEK +123 m. in the fourth quarter.

During the period January 1, 1998 up to December 31, 2001, the New Investments business grew net asset value by SEK 1,966 m. The return on realized investments met the return requirement of 20 percent during this period.

Investor Growth Capital

Every meaningful venture capital industry statistic was down in the United States, Europe and Asia during 2001. New investment activity declined dramatically, compared with the previous year, and exits have been few since IPOs and M&A activity have dropped sharply. New funds raised for venture capital investments decreased to about one-third of the level in 2000. However, in a longer historical perspective, investment activity in 2001 remained high and clearly exceeded levels before 1998.

Private company valuations continued to decline during the fourth quarter of 2001, reaching historically average levels. These lower valuations not only reflected the uncertain business and financial market environment, but also weaker investor demand as many withdrew from making new commitments or left the business. Many industrial sponsors of venture capital operations have also withdrawn from the market.

As longer term-oriented investors, Investor Growth Capital views the current environment as attractive to increase the pace of new investments. The deal flow is substantial and of high quality. After closing on just one new investment during the first half of the year, five were closed during the second half, of which three were in the latter months of 2001. Investments in these six companies totaled USD 43 million. Follow-on investments in portfolio companies were also made for USD 234 m. during the year.

In the fourth quarter, investments were made in WatchMark, Sandburst and White Rock Networks. Investments were also made in NTRU, Princeton Optronics and Paratek Microwave during the year.

New Investments – 10 largest listed companies[1]

Company	Sector	Ownership (%)	Share price performance 2001 (%)	Market value[2] (SEK m.) 12/31 2001	Market value[2] (SEK m.) 12/31 2000
imGO	IT	26.0	-15	495	522
Axcan	HC	8.7	37	388	289
ASM Pacific	IT	4.3	35	282	189
Intuitive Surgical	HC	7.1	18	242	184
Amkor	IT	0.6	3	152	118
Medtronic	HC	0.0	-15	124	168
Lerado	OTH	11.2	-9	87	86
Lycos Europe	IT	4.4	-82	82	391
Intrabiotics	HC	10.7	-73	70	257
Edison Schools	IT	1.0	-39	66	764
Other, listed		-	-	209	823
Total, listed		-	-	**2 197**	**3 791**
Other, unlisted		-	-	10 213	7 901
Total, New Investments				**12 410**	**11 692**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares.

Contribution by New Investments to growth in net asset value, 1998 – 2001

SEK m.	1998	1999	2000	2001	Total 1998 – 2001
Capital gains, net (incl. dividends)	709	2 399	3 004	524	**6 636**
Write-downs, net	-344	14	-1 228	-2 802	**-4 360**
Operating costs	-210	-249	-325	-336	**-1 120**
Operating result	**155**	**2 164**	**1 451**	**-2 614**	**1 156**
Change in surplus value	1 162	722	-955	-119	**810**
Contribution to net asset value	**1 317**	**2 886**	**496**	**-2 733**	**1 966**

In the fourth quarter, follow-on investments were made in Gyros, Medicarb, StepStone, Songbird and Kyphon. Earlier in 2001, add-on investments were also made in Aerocrine, Affibody, Bredbandsbolaget (B2), Intenna, Lycos Europe, Neos Robotics, Popwire, Projectplace, Quisic and Umetrics, among other companies. In several cases, new investors participated in these new financing rounds, in which company valuations clearly exceeded Investor's book values.

In the fourth quarter, Investor Growth Capital increased its ownership in b-business partners, which currently amounts to approximately 75 percent. Investor Growth Capital increased its stake by acquiring 90 percent of ABB's shares for EUR 188 m. Investor also took over the corresponding share of ABB's future capital commitments. In addition, b-business partners decided, in view of the market's development, to temporarily return part of the capital that its owners paid in earlier. The two previously described transactions had a positive net effect of EUR 25 m. on Investor's cash flow. b-business partners' total capital commitment is unchanged and still amounts to EUR 728 m. Of this committed amount, EUR 270 m. has been paid in to b-business partners, of which EUR 60 m. has been invested. The remainder will be drawn down as additional financing needs arise.

During the year b-business partners continued to broaden its ownership base of multinational companies with the entrance of Hewlett-Packard as a partner company.

Investor Growth Capital – New investments in 2001

Company	Sector	Description
Paratek Microwave	IT	Tunable solutions for wireless communications networks.
Princeton Optronics	IT	Active components for next-generation fiber-optic networks.
NTRU	IT	Security solutions for digital consumer devices and applications.
White Rock Networks	IT	Optical transport systems for telecom and datacom carriers.
Sandburst	IT	Semiconductor design company.
WatchMark	IT	Service-assurance software for wireless telecom service providers and other network operators.

In the fourth quarter, 100 percent of the holding in Amira Medical was sold to Roche. In addition, holdings in Esperion Therapeutics, Edison Schools and Scan were partially divested. Earlier in the year, positions in Edison Schools, Medtronic, NTL and Sylvan Learning Systems were sold, among other companies. Certain fund-related holdings were also sold during the year.

For more information: igc.investorab.com

EQT

In the beginning of the year, EQT established EQT Northern Europe, receiving capital commitments totaling EUR 2,000 m.

In the fourth quarter, EQT Northern Europe acquired Leybold Optics (Germany). The company is a world-leading manufacturer of vacuum coating equipment for optical components.

Earlier during the year, EQT Northern Europe acquired the Plantasjen Group, 50 percent of the shares in Duni (Duni is now wholly owned by EQT Northern Europe and EQT Scandinavia I) and Dometic Appliances (Electrolux's leisure appliances business).

In 2001, EQT Scandinavia I sold its holding in Struers A/S.

EQT's funds have total commitments of approximately SEK 30 billion. Investor is one of the major investors in the funds, with total commitments amounting to approximately SEK 8 billion. On December 31, 2001, the book value of Investor's existing holdings in EQT's funds totaled SEK 2,702 m.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which USD 60 m. has been invested. Investor's commitment is USD 200 m.

For more information visit: icp.investorab.com

EQT's funds 12/31 2001

	Currency (millions)	Capital commitment	Investor's share of capital commitments	Total invested amount	Book value of Investor's existing holdings	Major investments
Scandinavia I	SEK	2 908	393	2 824	189	Sabroe[2], Perlos[2], Duni (40%), FlexLink, Struers[2], TAC (62%)
Scandinavia II[1]	SEK	6 156	928	5 258	794	Dahl, Thule, HemoCue, Findus, TAC
Denmark	DKK	1 017	179	504	83	Contex, Nordic Info Group, Nederman
Finland	FIM	823	206	87	20	ADR Haanpää
Northern Europe	EUR	2 000	635	540	169	Dometic Appliances, Duni (60%), Plantasjen, Leybold Optics
Total[3]	**SEK**	**30 375**	**7 819**	**13 912**	**2 702**	

[1] The commitment includes SEK 420 m. in funds added in 2001.
[2] Refers to investments that are no longer included in the portfolio.
[3] The following rates were used to translate to SEK: DKK = 1.2598, FIM = 1.5758, EUR = 9.3665.

Investor Growth Capital is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.

Investor Capital Partners – Asia Fund is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan and India. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.

EQT takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[1] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.

[1] Leveraged buyout

Other Holdings

Net asset value, Other Holdings

	12/31 2001 SEK/share	12/31 2001 SEK m.	12/31 2000 SEK/share	12/31 2000 SEK m.
Saab Automobile, subordinated loan	-	-	5	4 050
Volvo	3	2 460	4	3 366
Syngenta	2	1 240	2	1 162
Hi3G	1	358	0	40
Other	1	835	1	791
Total, Other Holdings	**7**	**4 893**	**12**	**9 409**

Saab Automobile

In the first quarter of 2001, General Motors made the agreed payment of SEK 4,050 m. to acquire Investor's subordinated loan to Saab Automobile. Investor booked a capital gain of SEK 1,160 m. on the transaction.

Volvo

In the fourth quarter of 2001, 4,500,000 shares in Volvo were sold for SEK 788 m. Earlier during the year, 3,000,000 shares in Volvo were sold for SEK 562 m. Investor's remaining holding in Volvo amounted to 1,155,240 A shares and 12,864,480 B shares on December 31, 2001.

Hi3G

During the year Hi3G built up a functioning organization and approximately 300 people are working for the company today. After being awarded a UMTS license in Denmark, Hi3G is now developing service offerings for Swedish and Danish customers.

Hi3G is collaborating with other 3G operators in the Hutchison Whampoa group in the terminal and service areas. The rollout of the 3G network in Sweden is proceeding on schedule and the first call was made in Hi3G's network in December.

On January 15, 2002, it was announced that Orange joined the Hi3G and Europolitan joint venture company for network construction – 3G Infrastructure Services (3GIS). The addition of Orange as a partner will further reduce investment costs for Hi3G, and thereby, Investor's commitment.

Hi3G's financing needs, of which a substantial portion involves debt financing, will increase as the network is rolled out, and as services are launched. As of December 31, 2001, Investor had provided a total of SEK 358 m. to Hi3G in capitalization.

For more information: www.hi3gaccess.se

Other Operations

Net asset value, Other Operations

	12/31 2001 SEK/share	12/31 2001 SEK m.	12/31 2000 SEK/share	12/31 2000 SEK m.
Securities trading	1	599	1	1 165
Grand Hôtel Holdings	1	1 075	1	1 075
Land and real estate	1	350	1	350
Other	0	39	0	11
Total, Other Operations	**3**	**2 063**	**3**	**2 601**

Securities trading

Investor's securities trading recorded a gain of SEK 955 m. (650).

Grand Hôtel Holdings

The year started out favorably, but at the end of summer business declined because of the economic downturn and the events of September 11. Group sales totaled SEK 406 m., which was on last year's level. Income after financial items was SEK 17 m. (67) for the year. Major renovation work was also carried out during the year, for which SEK 41 m. was booked as a cost.

For more information: www.grandhotel.se

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 8,646 m. (13,478). Income for the year (after tax) was SEK 8,156 m. (13,459). Income (after tax) in the fourth quarter was SEK 483 m. (-1,324).

Income for the year includes a capital gain of SEK 7,008 m. on the sale of shares in SAS, SKF and Stora Enso.

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the year was SEK 11,082 m., as against SEK 10,128 m. at year-end 2000. Net debt thus increased SEK 954 m. during the year. Investor's net debt thereby amounted to 9 percent of total assets, compared with 7 percent at year-end 2000.



Consolidated net debt
0
-5
-10
-15
-20
SEK bn.
0
3
6
9
12
15
percent
1997
1998
1999
2000
2001
Total net debt (lhs)
Net debt/total assets (rhs)

Share capital

Investor AB's convertible debenture loans from 1991 and 1992 matured in 2001. The share capital on December 31, 2001 amounted to SEK 4,795 m., compared with SEK 4,782 m. at the beginning of the year.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Parent Company Investor AB

Income after financial items was SEK 10,053 m. (8,665) in 2001. During the year net share purchases amounted to SEK 1,053 m.

Proposed dividend

The Board of Directors and the President propose a dividend to shareholders of SEK 3.00 (3.00) per share for fiscal 2001. An extraordinary dividend of SEK 2.50 per share (2.50) is also proposed.

Investor's dividend policy is to distribute a large portion of the dividends it receives in the form of an ordinary dividend to shareholders. This dividend should also develop steadily over time. In addition to the ordinary dividend, extraordinary dividends can be paid, depending on the current tax situation. During the year the Swedish parliament approved a reduction of the standard income rate, which comprises the basis for taxation of holding companies, from 2 percent to 1.5 percent of total assets, effective fiscal 2002.

Repurchase of own shares

As in the past two years, the Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the Board to decide on the repurchase of the company's shares. Under such mandate, the Board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares.

In accordance with current legislation, these repurchases can amount up to 10 percent of the total shares outstanding in Investor. Such purchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the Board's mandate include the possibility to transfer repurchased shares.

Other

Annual General Meeting

The Annual General Meeting of Investor AB will be held at 2:00 p.m. on Tuesday, April 16, 2002, in Victoriahallen, Stockholmsmässan (Stockholm International Fairs), Älvsjö. Investor's audited Annual Report will be made available at the company's headquarters at Arsenalsgatan 8c in Stockholm.

Accounting principles

This year-end report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be made available on Investor's website as of February 28, 2002.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Financial Calendar 2002

- April 16 Annual General Meeting
- April 16 Interim Report, January – March
- July 10 Interim Report, January – June
- Oct. 10 Interim Report, January – September

Stockholm, January 24, 2002

M. Wallenberg

Marcus Wallenberg
President and Chief Executive Officer

For Information:

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 8 614 2049, +46 70 514 2049
ludde@investorab.com

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 2031, +46 70 624 2031
fredrik.lindgren@investorab.com

This year-end report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2001 1/1-12/31	2000 1/1-12/31	2001 9/30-12/31	2000 9/30-12/31
Dividends	2 351	2 090		20
Capital gains, net	7 008	10 202		
Operating costs	-193	-215	-47	-66
Net income - Core Holdings	**9 166**	**12 077**	**-47**	**-46**
Dividends	246	632	3	61
Capital gains, net	-672	1 216	1 203	-1 563
Operating costs	-344	-333	-105	-101
Net income - New Investments and Other Holdings	**-770**	**1 515**	**1 101**	**-1 603**
Net income, securities trading	955	650	-212	221
Net sales	597	556	124	190
Cost of goods and services sold	-519	-452	-198	-143
Operating costs	-119	-106	-17	-30
Net income - Other Operations	**914**	**648**	**-303**	**238**
Groupwide operating costs	-84	-86	-24	-22
Operating income	**9 226**	**14 154**	**727**	**-1 433**
Net financial items	-580	-676	-212	-136
Income after financial items	**8 646**	**13 478**	**515**	**-1 569**
Actual tax	-264	-9	73	307
Deferred tax	-212	-10	-102	-55
Minority interest	-14		-3	-7
Income for the period	**8 156**	**13 459**	**483**	**-1 324**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2001 12/31	2000 12/31
Assets		
Equipment and real estate, etc.	1 490	1 499
Shares and participations	65 482	57 594
Receivables	1 851	4 196
Cash and short-term investments	4 345	7 480
Total assets	**73 168**	**70 769**
Shareholders' equity and liabilities		
Shareholders' equity	52 986	48 782
Convertible debenture loans		1 322
Provision for pensions	196	189
Loans	14 257	15 662
Other liabilities	5 729	4 814
Total shareholders' equity and liabilities	**73 168**	**70 769**

Net debt		
Cash and short-term investments [1]	3 371	5 723
Loans	-14 257	-15 662
Provision for pensions	-196	-189
Total net debt	**-11 082**	**-10 128**

1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-974	-1 757

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2001 12/31	2000 12/31
Opening balance	48 782	37 868
Effect of accounting principle changes:		
Deferred tax		27
Hedging of employee stock option program	-96	-
Dividend to shareholders	-4 218	-2 596
Conversions	74	41
Translation differences in subsidiaries, etc.	288	-17
Income for the period	8 156	13 459
Closing balance	52 986	48 782

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2001 1/1-12/31	2000 1/1-12/31
Cash flow from operating activities		
Core holdings		
Dividends received	2 351	2 052
New Investments and Other Holdings		
Dividends received	246	632
Securities trading, Other Operations and operating costs		
Payments received	85 604	62 169
Payments made	-84 337	-61 973
Cash flow from operating activities before net interest income/expense and income taxes	**3 864**	**2 880**
Interest received/paid	-570	-661
Income taxes paid	-150	-76
Cash flow from operating activities	**3 144**	**2 143**
Cash flow from investing activities		
Core holdings		
Purchases	-15 095	-1 304
Sales	13 556	13 578
New Investments and Other Holdings		
Purchases	-8 035	-9 372
Sales	9 716	6 404
Investments in tangible fixed assets	-54	-85
Sold tangible fixed assets	23	12
Cash flow from investing activities	**111**	**9 233**
Cash flow from financing activities		
Long-term loans repaid/raised	-1 901	1 586
Increase/Decrease in short-term financial liabilities	497	-5 669
Dividends paid	-4 218	-2 596
Cash flow from financing activities	**-5 622**	**-6 679**
Cash flow for the period	**-2 367**	**4 697**
Liquid assets, opening balance	**5 723**	**1 020**
Translation difference in liquid assets	**15**	**6**
Liquid assets, closing balance [1)]	**3 371**	**5 723**

1) Adjusted by	-974	-1 757

since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

PERFORMANCE PER SEGMENT 1/1-12/31 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 351	77	169	113		2 710
Capital gains, net						
Realized profit/loss	7 008	447	-458	909		7 906
Write-downs, net		-2 802	2 141	-67		-728
Other revenues and expenses				78		78
Operating costs	-193	-336	-8	-119	-84	-740
Operating income	**9 166**	**-2 614**	**1 844**	**914**	**-84**	**9 226**
Net financial items					-580	-580
Taxes and minority interest					-490	-490
Income for the period	***9 166***	***-2 614***	***1 844***	***914***	***-1 154***	***8 156***
Change in surplus value	-29 073	-323	-1 034	239	-58	-30 249
Other		204			-42	162
Dividends paid					-4 218	-4 218
Contribution to NAV growth	**-19 907**	**-2 733**	**810**	**1 153**	**-5 472**	**-26 149**

ASSETS BY SEGMENT 12/31 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 617	10 901	4 376	1 634	-460	64 068
Accumulated surplus value	62 901	1 509	517	429	-58	65 298
Net debt					-11 082	-11 082
Total net asset value	***110 518***	***12 410***	***4 893***	***2 063***	***-11 600***	***118 284***

PERFORMANCE PER SEGMENT 1/1-12/31 2000*

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 090	337	295	66		2 788
Capital gains, net						
Realized profit/loss	10 202	2 667	1 274	584		14 727
Write-downs, net		-1 228	-1 497			-2 725
Other revenues and expenses				104		104
Operating costs	-215	-325	-8	-106	-86	-740
Operating income	**12 077**	**1 451**	**64**	**648**	**-86**	**14 154**
Net financial items					-676	-676
Taxes and minority interest					-19	-19
Income for the period	***12 077***	***1 451***	***64***	***648***	***-781***	***13 459***
Change in surplus value	-16 143	-955	1 946	145		-15 007
Other						
Dividends paid					-2 596	-2 596
Contribution to NAV growth	**-4 066**	**496**	**2 010**	**793**	**-3 377**	**-4 144**

ASSETS BY SEGMENT 12/31 2000

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	38 871	9 860	7 858	2 410	15	59 014
Accumulated surplus value	91 973	1 832	1 551	191		95 547
Net debt					-10 128	-10 128
Total net asset value	***130 844***	***11 692***	***9 409***	***2 601***	***-10 113***	***144 433***

*During the year Investor's own holding of convertible debenture loans was retired. Comparative figures have been adjusted in net asset value calculations to take this into account.

Annual General Meeting of Investor AB

Investor AB's Annual General Meeting will be held on Tuesday, April 16, 2002, at 2:00 p.m. at Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö, Sweden.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 5, 2002, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Wednesday, April 10, 2002, by writing to Investor AB, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10.

EXHIBIT 20

02 OCT 31 AM 8:09

Press Release

Stockholm, February 13, 2002

Jacob Wallenberg, Vice Chairman of Investor AB and a director of ABB's board for the past three years, made the following statement in connection with the ABB board's ongoing review of pensions and other benefits paid to former CEOs Percy Barnevik and Göran Lindahl:

"I am of the clear opinion that compensation and benefit packages must be actively discussed in boards. During the past few years Investor has therefore helped develop the practice of establishing special compensation committees, which has been done in a large number of companies".

"Regarding the process initiated by ABB's board, I cannot make any further comment until the matter has been completely discussed."

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director, Corporate Relations:
+46 8 614 2049, +46 70 514 2049.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 21

investor

02 OCT 31 AM 8:00

Press Release

Stockholm, February 14, 2002

Percy Barnevik Leaves Investor's Board

"We have reached an agreement today with Percy Barnevik that he resigns from Investor's Board of Directors, effective immediately," says Jacob Wallenberg, spokesman for the Wallenberg foundations, Investor AB's largest owners.

Today, the Board elected Claes Dahlbäck, Vice Chairman of Investor, as new Chairman of Investor AB.

Press Meeting
Jacob Wallenberg and Claes Dahlbäck are available for questions from the media today at 5:00 p.m. at Berns (Kammarsalen) in Stockholm.

INVESTOR AB

For further information:
Nils Ingvar Lundin, Managing Director, Corporate Relations:
+46 8 614 20 49, +46 70 514 20 49.

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 20 31, +46 70 624 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 22

02 OCT 31 AM 8:06

Press Release

Stockholm, February 14, 2002

In view of the current situation, I feel it is best for Investor that I resign as Chairman and director of the Board, effective immediately.

Percy Barnevik

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

EXHIBIT 23

Press Release

Stockholm, February 18, 2002

Investor continues to focus on its main areas of operation:

Capital to be allocated to new asset management company being started by EVP Sven Nyman

Investor AB will be allocating capital for management in a new company that is being formed by Sven Nyman, Executive Vice President of Investor AB. As of this fall, Sven Nyman will start his own asset management business outside the Investor Group. The scope of Investor's securities trading operations will be reduced at the same time.

This change fits well into Investor's ongoing focus on its main areas of operation – Core Holdings and New Investments. Investor's organization is currently being reviewed, a process that will be completed before the summer. The review will result in a reduction in staff, although it is too early to state the exact number of employees.

Investor's securities trading operations have been very successful and profitable during the past few years. However, since this business has been conducted internally within Investor, it has been strictly limited when it comes to trading shares of companies in which Investor has an ownership stake. The new company's activities will be able to develop in a freer manner with higher profit potential.

Sven Nyman has prior experience of running his own companies as founder and CEO of Lancelot and Arbitech, both partly owned by Investor. Erik Edholm, Head of Trading, and Dennis Johansson will also join the new company as partners.

"We believe strongly in the new business that will be established by Sven Nyman and it is therefore Investor's intention to allocate a substantial amount of capital for management by this company. During his 18 years with the Investor Group, Sven Nyman has contributed his broad knowledge and demonstrated his commitment to Investor's Core Holdings and New Investments business. It should be added that the securities trading operations have achieved impressive results during the

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

past few years," commented Investor CEO Marcus Wallenberg in a statement.

Investor's securities trading operations will continue in their present scope until mid-year 2002.

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director, Corporate Relations:
+46 8 614 2049, + 46 70 514 2049.

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 2031, +46 70 624 2031.

Sven Nyman, Executive Vice President:
+46 8 614 2000.

EXHIBIT 24

Disclosure Notice and Press Release

Stockholm, February 18, 2002

Investor's share of the voting rights and capital in WM-data has changed through the acquisition of 10 million A shares from Hans Mellström and 5 million A shares from Thord Wilkne.

Following this acquisition, Investor's holding in WM-data amounts to 15 million A shares and 55.3 million B shares corresponding to 19.1 percent of the share capital and 32.1 percent of the voting rights*. On December 31, 2001, Investor's holding in WM-data amounted to 55.3 million B shares corresponding to 15.0 percent of the capital and 7.6 percent of the votes.

The agreement between Hans Mellström and Thord Wilkne covering rights of disposal of A shares has been terminated and is being replaced with a corresponding agreement between Investor and Thord Wilkne. The agreement covers restrictions to sell A shares before the end of 2003 and a right of first refusal between the parties regarding sales of A shares.

Investor intends to nominate Börje Ekholm, Executive Vice President and Head of New Investments, and Lars Wedenborn, Executive Vice President and CFO, to the board of WM-data. Jacob Wallenberg declines re-election because of limited time. Thomas Nilsson has also declined re-election.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 2031, +46 70 624 2031.

* Before full dilution but after the agreed conversion of Hans Mellström's remaining 10 million A shares to B shares. After the conversion, there are 30 million A shares outstanding, of which Investor and Thord Wilkne own 15 million each. After full dilution, Investor's holding in WM-data amounts to 17.9 percent of the capital and 31.0 percent of the votes.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 25

investor

Press Release

Stockholm, February 19, 2002

Information about compensation for the Board of Directors and executives in Investor AB

In view of the current debate, I the undersigned, a member of Investor's Remuneration Committee, would like to provide the following information about compensation paid to the Board of Directors and executives in Investor.

Percy Barnevik, Chairman of Investor AB from 1997 until February 14, 2002, received an annual board fee of SEK 1.5 m. in 2001. Percy Barnevik receives no retirement pension from Investor AB.

Board members Håkan Mogren, Koichi Nishimura, Peter D. Sutherland, Björn Svedberg, Anders Scharp and Michael Treschow have each received a fee of SEK 325,000. In 2001, a total of SEK 3,450,000, including benefits, was paid in fees to board members who are not employed in the Investor Group. In addition, Björn Svedberg has received compensation totaling SEK 720,000 for special assignments.

Claes Dahlbäck, President and CEO from 1978 to 1999, Executive Vice Chairman from 1999 to 2001, and Chairman as of February 14, 2002, received the following compensation from Investor AB in 2001:

Basic salary:	SEK 5 m.
Bonus for 2001:	SEK 3.75 m.
Benefits:	SEK 0.4 m.
Total:	**SEK 9.15 m.**
Pension provision:*	SEK 1.75 m. (premium corresponding to 35 percent of his basic salary)
Employee stock options:**	94,000

In 2001, Claes Dahlbäck also received approximately SEK 5 m. in fees from a number of board assignments (EQT, Gambro, Stora Enso, SEB, imGO, Vin & Sprit and other companies). For his chairmanship in EQT, he received SEK 1.9 m. from a profit-sharing system in addition to his board fee.

*Pension: Up to and including 1997, Claes Dahlbäck had a pension plan that would give him a life-long pension corresponding to 60-70 percent

Our press releases can be accessed at www.investorab.com on the Internet.

of his last salary, including bonuses, at the retirement age of 55. The capital value of this pension plan was estimated at SEK 128 m.

When this benefit-based pension plan was renegotiated in 1998 and replaced with a defined-contribution pension plan, his retirement age was raised from 55 to 58 years. In the new plan, pension provisions have totaled approximately SEK 57 m., of which SEK 50 m. was a one-time provision, while the remaining SEK 7 m. consists of annual provisions that were made during 1998-2001.

** Employee stock options:

Since benefits in the new pension plan are estimated to be lower than those in the former benefits plan, the new plan was supplemented with an employee stock option plan in which Claes Dahlbäck was granted 784,000 employee stock options. The strike price was set at SEK 103 per share and the options have a term of seven years, up to and including 2004.

The strike price is SEK 153 per share for the 94,000 options that Claes Dahlbäck received in 2001.

Jacob Wallenberg, Executive Vice President of Investor AB from 1997 to 1999, and Executive Vice Chairman from 1999 to 2001, received the following compensation from Investor AB in 2001:

Basic salary:	SEK 4.4 m.
Bonus for 2001:	SEK 3.3 m.
Benefits:	SEK 0.07 m.
Total:	**SEK 7.77 m.**

Pension provision:*	SEK 1.32 m. (premium corresponding to 30 percent of his basic salary)
Employee stock options:**	83,000

In 2001, Jacob Wallenberg received fees of about SEK 3 m. from a number of board assignments (SEB, ABB, Atlas Copco, Electrolux, EQT and WM-data). Regarding EQT, there is a profit-sharing system, in addition to his board fee, that paid no dividend in 2001.

*Pension	Up to and including 1998, Jacob Wallenberg had a pension plan that would give him a life-long pension corresponding to 60-70 percent of his last salary, including bonuses, at the retirement age of 55. The capital value of this pension plan was estimated to be SEK 149 m. When this benefit-based pension plan was renegotiated in 1998 and replaced with a defined-contribution pension plan, his retirement age was raised from 55 to 60 years. In the new plan, provisions for Jacob Wallenberg's pension have totaled approximately SEK 39.5 m., of which SEK 35.5 m. was a one-time provision, while the remaining SEK 4 m. consists of annual provisions for the years 1999 to 2001.
**Employee stock options:	Since benefits in the new pension plan are estimated to be lower than those in the former benefits plan, the new plan was supplemented with an employee stock option plan in which Jacob Wallenberg was granted 505,000 employee stock options. The strike price was set at SEK 103 kronor per share. The options have a term of seven years, up to and including 2005. The strike price is SEK 153 per share for the 83,000 options that Jacob Wallenberg received in 2001.

Marcus Wallenberg, President and CEO since 1999, and employed at Investor since 1993, received the following compensation from Investor AB in 2001:

Basic salary:	SEK 5 m.
Bonus for 2001:	SEK 4.5 m.
Benefits:	SEK 0.26 m.
Total:	**SEK 9.76 m.**
Pension provision:*	SEK 1.5 m. (premium corresponding to 30 percent of his basic salary)
Employee stock options:**	111,000

In 2001, Marcus Wallenberg received fees of approximately SEK 2.3 m. from a number of board assignments (SAAB AB, Scania AB, AstraZeneca, Stora Enso and Ericsson).

*Pension	Up to and including 1998, Marcus Wallenberg had a pension plan that would give him a life-long pension corresponding to 60-70 percent of his last salary, including bonuses, at the retirement age of 60. The capital value of this pension plan was estimated to be SEK 136 m. This benefit-based pension plan was renegotiated in 1998 and replaced with a defined-contribution plan. In the new plan, provisions for Marcus Wallenberg's pension have totaled approximately SEK 38.9 m., of which SEK 34.4 m. was a one-time provision, while the remaining SEK 4.5 m. consists of annual provisions for the years 1999 to 2001.
**Employee stock options:	Since benefits in the new pension plan are estimated to be lower than those in the former benefits plan, the new plan was supplemented with an employee stock option plan in which Marcus Wallenberg was granted 458,936 employee stock options. The strike price was set at SEK 103 per share. The options have a term of seven years, up to and including 2005. The strike price is SEK 153 per share for the 111,000 options that Marcus Wallenberg received in 2001.

The President and the Company have a mutual six-month term of notice. If employment is terminated by the Company, the President shall receive severance pay corresponding to one year's basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay.

Peter Wallenberg, Chairman of Investor AB from 1982 to 1997, has been receiving an annual pension of SEK 13.5 m. from Investor AB since 1999. SEK 80 m. has been allocated for this.

Stockholm, February 19, 2002

Anders Scharp

EXHIBIT 26

investor

Disclosure Notice

Stockholm, March 15, 2002

Investor's share of the voting rights and share capital in SEB has changed through the acquisition of 250,000 A shares.

After the purchase, Investor's holding in SEB now amounts to 135,622,295 A shares corresponding to 20.04 percent of the voting rights and 19.25 percent of the share capital. On December 31, 2001, Investor's holding in SEB amounted to 20.00 percent of the votes and 19.21 percent of the capital.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 20 31, +46 70 624 20 31.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 27

ⓘnvestor

02 OCT 31 AM 8:09

Press Release

Stockholm, March 18, 2002

Notice of Annual General Meeting of Shareholders, April 16, 2002

In accordance with the listing agreement with Stockholmsbörsen AB, Investor AB hereby also announces, by issuing a press release, the content of the notice concerning Investor's Annual General Meeting on April 16, 2002.

Attachment: Notice of Investor's Annual General Meeting.

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director, Head of Corporate Relations:
+46 8 614 20 49, +46 70 514 20 49

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 20 31, +46 70 624 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ANNUAL GENERAL MEETING OF INVESTOR AB

Shareholders of Investor AB (publ) are hereby summoned to the Annual General Meeting to be held on Tuesday, April 16, 2002, at 2:00 p.m. at Stockholmsmässan (Stockholm International Fairs), Mässvägen 1, Älvsjö, Sweden.
Doors will be opened and registration for the Meeting will commence at 12:30 p.m.

Participation

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 5, 2002, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Wednesday, April 10, 2002, by writing to Investor AB, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 29 10 when notification should be given of the attendance of any assistants.

Nominee-registered shares

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, April 5, 2002. Shareholders are requested to inform their nominees in good time prior to this date.

Proxies, etc.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such authorization is issued by a legal entity, an attested copy of the certificate of registration must be attached. The certificate may not be more than one year old. The original authorization and certificate of registration, where applicable, should be sent to Investor AB, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

Agenda

1. Election of the Chairman of the Meeting.

2. Drawing up and approval of the voting list.

3. Approval of the agenda and points of order.

4. Election of two persons to attest to the accuracy of the minutes.

5. A decision on whether proper notice of the Meeting has been made.

6. The President's address.

7. Presentation of the annual report and the auditors' report, as well as of the consolidated financial statements and the auditors' report for the Investor Group.

8. Adoption of the income statement and the balance sheet, as well as of the consolidated income statement and the consolidated balance sheet.

9. Discharge from liability of the Members of the Board of Directors and the President.

10. Disposition of the Company's earnings in accordance with the approved balance sheet and determination of a record date for dividends.

11. A decision on the number of directors and deputy directors who shall be elected at the Meeting.

12. A decision on the compensation that shall be paid to the Board of Directors and auditors.

13. Election of Members of the Board of Directors and deputy directors.

14. Proposal for decision to authorize the Board to decide on purchase and transfer of own shares.

15. Conclusion of the Meeting.

The Board of Directors' proposals for decision

Item 10 Dividend and record date
The Board of Directors and the President propose an ordinary dividend to the shareholders of 3.00 Swedish kronor per share and an extraordinary dividend of 2.50 Swedish kronor per share and that Friday, April 19, 2002, shall be the record date for receipt of dividend. Should the Meeting decide in favor of the proposal, payment of the dividend is expected to be made by VPC AB on Wednesday, April 24, 2002.

Item 14 ***Purchase and transfer of own shares***
The Board proposes that the Board be authorized, during the period until the next Annual General Meeting, to decide on, (i) purchase of the Company's shares on Stockholmsbörsen and purchase according to purchase offerings to shareholders respectively, (ii) transfer of the Company's shares on

Investor

Stockholmsbörsen, or in a manner other than on Stockholmsbörsen including the right to decide on waiver of shareholders' preferential rights and that payment may be effected other than with cash. Repurchase may take place so that the Company's holding amounts to a maximum of 1/10 of all the shares in the Company. The purpose of the proposed repurchase option is to give the Board greater freedom of action in work with the Company's capital structure. The Board's complete proposal for decision will be available at the Company as of April 2, 2002.

Other proposals for decision

Proposals under Items 11, 12, and 13

Regarding the number of Directors, compensation to the Board of Directors and auditors, and election of the Members of the Board of Directors, shareholders who jointly represent more than 50 percent of the voting rights for all the shares in the Company, have declared their intention to vote for the following proposals:

- 9 Directors and no deputies.

- A total compensation to the Board of Directors of 3,775,000 Swedish kronor to be divided as decided by the Board.

- Auditors' fees to be paid upon approval of their account.
  At the 1999 Annual General Meeting, auditors Caj Nackstad and Gunnar Widhagen as well as the deputy auditors Thomas Thiel and Björn Fernström, were re-elected for the period until the end of the 2003 Annual General Meeting.

- The following persons are proposed for *re-election* as Members of the Board:
  Claes Dahlbäck, Håkan Mogren, Koichi Nishimura, Anders Scharp, Peter D. Sutherland, Björn Svedberg, Jacob Wallenberg and Marcus Wallenberg.

  The Chairman of the Board, Percy Barnevik, resigned on February 14, 2002. Board member Michael Treschow has declined re-election.

  Election is proposed for Sune Carlsson, President and CEO of AB SKF.

Stockholm, March 2002

The Board of Directors

INTERNET WEBCAST

As a service to those shareholders who are unable to attend Investor AB's Annual General Meeting in person, provided this is approved by the Meeting, the intention is to webcast the Annual General Meeting live on the Internet to those shareholders who are registered in the share register maintained by VPC AB on Friday, April 5, 2002, and who have notified their interest in following the Annual General Meeting on the Internet.

Notification of interest in following the Annual General Meeting on the Internet must be made via Investor AB's website www.investorab.com no later than 1:00 p.m. on Wednesday, April 10, 2002. It is not possible to participate in any debate or voting procedures via the Internet.

EXHIBIT 28

Investor

Interim Report January - March 2002

Investor's net asset value on March 31, 2002 amounted to SEK 118,683 m. (SEK 155 per share), compared with SEK 118,284 m. on December 31, 2001 (SEK 154 per share).

The value of Investor's total assets was SEK 130,400 m. on March 31, 2002, as against SEK 129,366 m. at year-end 2001. Net debt amounted to SEK 11,717 m. on March 31, 2002 (SEK 11,082 m. on December 31, 2001), corresponding to 9 percent of total assets.

The value of Core Holdings changed by SEK -586 m. during the period. AstraZeneca and SEB contributed with appreciation of SEK 3,233 m. and SEK 1,015 m., respectively.
Ericsson and ABB accounted for a decrease of SEK -5,154 m. and SEK -1,126 m., respectively.

Investor increased its holdings in WM-data and SEB during the first quarter through the purchase of shares for SEK 308 m. and SEK 26 m., respectively.

The value of New Investments changed by SEK -255 m. in the first quarter. During the period shares were purchased for a total of SEK 833 m. and shares were sold for a total of SEK 532 m.

The total return on Investor shares was 2 percent in the first three months of the year, compared with -11 percent in the corresponding period of 2001.

Investor's key figures

	3/31 2002	12/31 2001	3/31 2001
Assets, SEK bn.	130	129	133
Net debt, SEK bn.	11	11	7
Net asset value, SEK bn.	119	118	126
Net asset value per share, SEK	155	154	165

Development during the quarter	January-March 2002	January-March 2001
Change in net asset value, SEK bn.	1	-18
Change in net asset value, percent	0	-13
Income after tax, SEK bn.	1	1
Total return, percent	2	-11

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company with a total net asset value of approximately USD 11.5 billion (March 31, 2002). The company's business concept is to create shareholder value through long-term active ownership and investment activities. The average annual total return to shareholders has been in excess of 20 percent during the past 20 years. Investor is a leading shareholder in a number of public multinational companies, including ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Gambro, OM, Saab AB, Scania, SEB and WM-data. Investor is headquartered in Stockholm and has offices in Amsterdam, Hong Kong, New York and Palo Alto.

President's comments

Unchanged net asset value in a declining market

The world's stock markets ended last year on an "uptick" and a mood of cautious optimism was emerging. However, January was dominated by renewed pessimism and the upturn reversed course, resulting in a historically low start for the quarter. Despite a rebound in February, first-quarter returns were negative on most major exchanges. The period was again led by weakness in the information technology and telecom sectors, although there were some encouraging developments in, for example, the engineering sector and among the Asian markets.

The macroeconomic outlook is still characterized by uncertainty about the development of the European and U.S. economies, even if some positive trends can now be seen. The timing of a sustainable recovery, and its strength, remain unclear. There is also political unrest internationally, especially with regard to developments in the Middle East.

The share prices of most Investor core holdings rose during the first quarter of the year. AstraZeneca was among them and the company was a primary reason for Investor's unchanged net asset value, despite a general downturn on the Stockholm Stock Exchange. Investor continues to have a positive view of AstraZeneca's potential and remains committed to working with the company.

Ericsson had a negative impact on Investor's net asset value. The decline is a consequence of the continuing weak development of the telecom market.

In the first quarter, Investor made a follow-on investment in SEB, whose share has also performed positively on the exchange since the beginning of the year. After the investment, Investor now owns more than 20 percent of the voting rights in SEB. Electrolux and Saab shares also developed favorably on the exchange during the first quarter.

In the first quarter Investor also increased its stake in WM-data and is now the company's largest owner. Investor has been an owner of WM-data since the early 1990s. Investor believes that WM-data, as a leading provider of IT consulting services in the Nordic region, has a promising future following the recent period of intensive work to restructure and streamline operations.

ABB has gone through a difficult period characterized by issues concerning asbestos liabilities, its financial position and past pension agreements. It is positive that the company has found a way to deal with its financing situation. An agreement was also reached with the beneficiaries to pay back a portion of their pensions. Investor supports ABB's restructuring and efficiency programs.

The venture capital industry continues its adjustment to a more normal operating environment, at the same time as exit opportunities are rare. All units of the New Investments business closed on new direct investments during the first quarter. It is pleasing to note that Investor Capital Partners – Asia Fund made an interesting investment in China. China's entry into the World Trade Organization should open up many attractive investment opportunities.

Investor's program to adapt its organization, a consequence of changed market conditions, a more focused core holdings portfolio and reduced trading activities, was started at the end of last year. In the first quarter of this year, costs have also been reduced by approximately 20 percent. The earlier announced review of staffing levels will reduce the number of employees by about 40 people. The program mainly concerns Investor's organization in Sweden and will be implemented gradually during the year.

Investor's conviction that industrial experience and committed ownership generates the best long-term return is deeply rooted and is considered crucial for continuing the long-term positive development of Investor's net asset value. The nucleus of Investor's ownership philosophy is to assist in the development of portfolio company strategies, ensure that companies have the right board and management team, and help provide an optimum corporate and capital structure.

Based on a solid platform of experience and knowledge, established over decades of investing and building companies, Investor is well positioned to contribute to long-term value creation in portfolio companies. In conclusion, it is also important to emphasize once again that Investor's model for value creation is based on long-term thinking, as well as constant renewal.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On March 31, 2002, Investor's net asset value amounted to SEK 118,683 m. (compared with SEK 126,216 m. last year), corresponding to SEK 155 per share (165). At year-end 2001, Investor's net asset value amounted to SEK 118,284 m. or SEK 154 per share.

Investor's net asset value

	3/31 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	144	110 266	144	110 518
New Investments	16	12 491	16	12 410
Other Holdings	7	5 716	7	4 893
Other Operations	3	2 379	3	2 063
Other assets and liabilities	0	-452	-1	-518
Total assets	**170**	**130 400**	**169**	**129 366**
Net debt	-15	-11 717	-15	-11 082
Total net asset value	**155**	**118 683**	**154**	**118 284**

During the first quarter Investor's net asset value changed (see also Appendix 1 on page 14) by 0 percent (-13) or by SEK 399 m. (-18,217).


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
3/31 2002
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

During the period Core Holdings changed the net asset value by SEK -61 m. (-17,543), New Investments by SEK -312 m. (-1,263), Other Holdings by SEK 674 m. (189) and Other Operations by SEK 303 m. (494).

The change in net asset, together with net investments and net debt, add up to the net asset value shown in the table "Investor's net asset value".

Investor shares

The total return[1] on Investor shares was 2 percent in the first quarter (-11). During the past 12-month period, the total return has been -3 percent (-7).

During the past 20-year period, the average annual total return on Investor shares has been 22 percent.


Total return, percent
25
20
15
10
5
0
-5
Reporting period
1 year
5 years
10 years
20 years
Annual average total return (share price performance including reinvested dividends) for Investor shares on March 31, 2002.
Source: SIX AB

The discount to net asset value was 25 percent on March 31, 2002, compared with 26 percent at year-end 2001.

For more information: share.investorab.com

1) Total return is the sum of share price appreciation and reinvested dividends.

Total assets by sector and business segment, March 31, 2002

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	53 362	21 581	19 539	15 784	-	**110 266**
New Investments, listed	771	1 521	66	-	108	**2 466**
New Investments, unlisted	1 626	5 067	1 019	55	2 258	**10 025**
Other	-	518	3 371	-	3 754	**7 643**
Total	**55 759**	**28 687**	**23 995**	**15 839**	**6 120**	**130 400**
(%)	(43%)	(22%)	(18%)	(12%)	(5%)	(100%)

Core Holdings

In the first quarter, shares in Core Holdings were purchased for a total of SEK 334 m. (1,441). No shares were sold during the period.

Purchases during the period comprised 15,000,000 A shares in WM-data for SEK 308 m. and 250,000 A shares in SEB for SEK 26 m. After the purchases, Investor's holdings now amount to 18 percent of the share capital and 31 percent of the voting rights in WM-data, and 19 percent of the capital and 20 percent of the votes in SEB.

The value of Investor's Core Holdings changed by[1)] SEK -586 m. during the period (-18,739).

The largest contribution to the change in value was from AstraZeneca with appreciation of SEK 3,233 m. Ericsson had a negative impact corresponding to SEK 5,154 m. Saab AB and Electrolux share prices increased the most, 21 percent and 18 percent, respectively.

1) The change in value is defined as the sum of realized gains and changes in surplus values (taking purchasing and sales proceeds into account).

Core Holdings on March 31, 2002

	Number of shares[1)] 3/31 2002	Market value SEK/share 3/31 2002	Market value SEK m. 3/31 2002	Share price performance 2002[2)] (%)	Share of core holdings (%)	Share of capital[3)] (%)	Share of voting rights[3)] (%)	Market value SEK/share 12/31 2001	Market value SEK m. 12/31 2001
Healthcare									
AstraZeneca	95 085 810	64	48 969	+7	44	5	5	60	45 736
Gambro	68 638 225	6	4 393	-3	4	20	26	6	4 496
		70	**53 362**		**48**			**66**	**50 232**
Technology									
Ericsson	382 678 896	22	17 044	-23	16	5	39	29	22 198
Saab AB	21 611 925	3	2 604	+21	2	20	36	3	2 150
WM-data	70 302 500	3	1 933	+5	2	18	31	2	1 455
		28	**21 581**		**20**			**34**	**25 803**
Engineering									
ABB	57 750 880	6	4 707	-19	4	5	5	7	5 833
Atlas Copco	31 454 971	10	7 659	+4	7	15	21	10	7 376
Scania	18 170 073	5	3 564	+3	3	9	15	4	3 439
Electrolux	19 613 190	5	3 609	+18	3	6	24	4	2 927
		26	**19 539**		**17**			**25**	**19 575**
Financial Services									
SEB	135 622 295	18	13 969	+8	13	19	20	17	12 928
OM	14 350 507	2	1 815	-8	2	17	17	2	1 980
		20	**15 784**		**15**			**19**	**14 908**
Total		**144**	**110 266**		**100**			**144**	**110 518**

1) Holdings, including any shares on loan.
2) Most heavily traded class of share.
3) After full dilution.


Change in value, Core Holdings
January 1, 2002 - March 31, 2002
AstraZeneca 3 233
SEB 1 015
Electrolux 682
Saab AB 454
Atlas Copco 283
WM-data 170
Scania 125
-103 Gambro
-165 OM
-1 126 ABB
-5 154 Ericsson
SEK m.
-6000 -4000 -2000 0 2000 4000


SEK bn.
Core Holdings
200
150
100
50
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
3/31 2002
Market value
Book value


Change in value, Core Holdings*
April 1, 2001 - March 31, 2002
AstraZeneca 2 282
Atlas Copco 2 170
SEB 984
Electrolux 922
Saab AB 918
-103 Gambro
-220 Scania
-421 WM-data
-825 OM
-6 107 ABB
-6 119 Ericsson
SEK m.
-8000 -4000 0 4000

*The value of holdings in SAS, SKF and Stora Enso, which were divested in 2001, changed by SEK 203 m., 475 m. and 1 929 m. up to the June 15, 2001 sales date.

In the first quarter of 2002, SEK 566 m. in dividends were received from core holdings, compared with SEK 1,252 m. in the corresponding period of 2001. The decline is partly the consequence of a more growth-oriented portfolio, and partly the effect of lower dividends from a few existing portfolio companies.

For more information: ch.investorab.com

New Investments

New Investments on March 31, 2002

	SEK/share	Market value (SEK m.)	Book value (SEK m.)
Investor Growth Capital	10	7 836	6 984
Investor Capital Partners - Asia Fund[1]	2	1 842	1 438
EQT	4	2 813	2 692
Total	**16**	**12 491**	**11 114**

[1] Includes all Investor Group investments in Asia.

A total of SEK 833 m. was invested in the first three months of 2002 (538). Holdings were sold for a total of SEK 532 m. (725). Divestments during the period generated capital gains totaling SEK 101 m. (65).

Write-downs amounted to SEK 110 m. during the period (1,164).

The value of New Investments changed by SEK -255 m. in the first quarter (-1,218).


New Investments
SEK bn.
15
12
9
6
3
12/31 1998
12/31 1999
12/31 2000
12/31 2001
3/31 2002
Market value
Book value

For more information: ni.investorab.com

Investor Growth Capital

The venture capital industry continues its post-bubble adjustment to a more normal operating environment. Venture capitalists remain focused on developing their existing portfolio companies. The industry is constrained by an inability to realize returns on its investments, as exit opportunities are rare. During the quarter there were only a few venture-backed IPOs and merger and acquisition activity among venture-backed companies has been rare.

In the first quarter of 2002, Investor Growth Capital made new investments in Atrica and Cameron Health. Based in California, Atrica manufactures optical Ethernet systems for metropolitan networks. Cameron Health, also based in California, produces implantable products to treat cardiac disease.

In addition to the above-mentioned investments, follow-on investments were made in, among other companies, Bredbandsbolaget (B2), Personal Chemistry and Lycos Europe (the final add-on investment in accordance with an earlier agreement).

The remaining position in Sylvan Learning Systems was sold in the first quarter.

For more information: igc.investorab.com

New Investments – 10 largest listed companies[1]

Company	Sector	Owner-ship (%)	Share price performance 2001 (%)	Market value[2] (SEK m.) 3/31 2002	Market value[2] (SEK m.) 12/31 2001
imGO	IT	26.0	51	729	495
ASM Pacific	IT	4.3	27	346	282
Axcan	HC	7.7	-12	335	388
Intuitive Surgical	HC	7.0	-6	221	242
Amkor	IT	0.6	40	208	152
Medtronic	HC	0.0	-12	108	124
Lerado	OTH	11.2	30	108	87
Lycos Europe	IT	4.5	8	100	82
Intrabiotics	HC	8.7	33	90	70
Perlos	IT	1.5	-15	56	77
Other, listed			-	165	198
Total, listed				**2 466**	**2 197**
Other, unlisted				10 025	10 213
Total, New Investments				**12 491**	**12 410**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares.

Investor Capital Partners – Asia Fund

During the period Investor Capital Partners – Asia Fund invested in a leading contract manufacturer of small household appliances that is based in East China. The fund is now majority owner of the company.

The Asia Fund has an investment framework totaling USD 322 m., of which Investor's commitment is USD 200 m. As of March 31, 2002, the fund had invested a total of USD 130 m.

imGO – a Hong Kong-based venture capital company in which Investor has direct and indirect ownership stakes – invested in China Greens during the quarter. The company, based in Beijing, focuses on security solutions for information technology systems.

For more information visit: icp.investorab.com

EQT

In the first quarter, EQT Northern Europe acquired the Finnish company Lillbacka Corporation (Finn-Power), a leading supplier of flexible and automated sheet-metal working machines and manufacturing systems.

EQT's funds have an investment framework totaling approximately SEK 30 bn. Investor is one of the major investors in the funds, with total commitments amounting to approximately SEK 8 bn. On March 31, 2002, the book value of Investor's existing holdings in EQT's funds totaled SEK 2,692 m.

For more information: www.eqt.se

Contribution by New Investments to the change in net asset value, 1998 – March 31, 2002

SEK m.	1998	1999	2000	2001	Jan. – March 2002	Total 1998 – March 2002
Capital gains, net (incl. dividends)	709	2 399	3 004	524	116	**6 752**
Write-downs, net	-344	14	-1 228	-2 802	-110	**-4 470**
Operating costs	-210	-249	-325	-336	-72	**-1 192**
Operating result	**155**	**2 164**	**1 451**	**-2 614**	**-66**	**1 090**
Change in surplus value, etc.	1 162	722	-955	-119	-246	**564**
Contribution to net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-312**	**1 654**

__Investor Growth Capital__ is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European and U.S. companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto and Amsterdam.

__Investor Capital Partners – Asia Fund__ is a private equity fund with a focus on buyouts and growth investments in Asia, excluding Japan. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.

__EQT__ takes control positions in medium-sized companies that are normally unlisted and have a high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[1] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.

[1] Leveraged buyout.

Other Holdings

Other Holdings

	3/31 2002 SEK/share	3/31 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
Volvo	3	2 864	3	2 460
Syngenta	2	1 468	2	1 240
Hi3G	1	518	1	358
Other	1	866	1	835
Total, Other Holdings	**7**	**5 716**	**7**	**4 893**

Investor's Other Holdings had a positive impact on the change in value with appreciation of SEK 665 m. in the first quarter (180).

Hi3G

The development of Hi3G's mobile multimedia services in Scandinavia is proceeding on schedule. The company has also reached a cooperation agreement with several parties (Birka, Sydkraft, Vattenfall, Teracom, Banverket and Vodafone) covering access to existing masts for the installation of 3G antennas. Collaboration in the mast area reduces the number of new masts that will be needed, which is cost-effective and also reduces the environmental impact of network construction.

On January 15, 2002, it was announced that Orange joined the Hi3G and Vodafone joint venture company for network construction – 3GIS.

As of March 31, 2002, Investor had provided a total of SEK 518 m. to Hi3G in capitalization.

For more information: www.hi3gaccess.se

Other Operations

Other Operations

	3/31 2002 SEK/share	3/31 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
The Grand Group	1	1 075	1	1 075
Active portfolio management	1	910	1	599
Land and real estate	1	350	1	350
Other	0	44	0	39
Total, Other Operations	**3**	**2 379**	**3**	**2 063**

Active portfolio management

Investor's active portfolio management activities continued to generate high revenues totaling SEK 174 m. in the first three months of the year (440).

An agreement was reached whereby Investor's active portfolio management activities, which have been successfully managed by Executive Vice President Sven Nyman, will be conducted in a new and independent asset-management company outside Investor. The scope of Investor's active portfolio management activities will be reduced as a consequence. However, Investor will be allocating capital for management by the independent company.

The Grand Group

The result after financial items for the Grand Group (formerly Grand Hôtel Holdings) was SEK -20 m. (9), due to substantial costs for renovation work at the Grand Hôtel in Stockholm.

For more information: www.grandhotel.se

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 877 m. (1,548).

Income for the period (after tax) was SEK 824 m. (1,412).

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the period was SEK 11,717 m., as against SEK 11,082 m. at year-end 2001. Net debt thus increased SEK 635 m. during the first quarter. Investor's net debt thereby amounted to 9 percent of total assets, unchanged since year-end 2001.

In March, Investor issued a bond loan amounting to EUR 500 m. within the framework of its existing Euro Medium Term Note (EMTN) program. The loan was raised for refinancing purposes and has a maturity of ten years.


Consolidated net debt
SEK bn.
0
-5
-10
-15
-20
percent
0
-3
-6
-9
-12
-15
1997
1998
1999
2000
2001
3/31 2002
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on March 31, 2002 amounted to SEK 4,795 m., compared with SEK 4,795 m. on December 31, 2001.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Other

Employee stock options

Investor's board has approved the terms and conditions for an employee stock option program for all personnel for the year 2002. The program is based on the same principles as for the programs in 2000 and 2001, which are described in Investor's Annual Report. In the program for 2002, a maximum of 1.7 million options can be granted. The allocation of options to senior executives, which is part of their total compensation package, is based on 10-70 percent of their base salary. As in earlier programs, the strike price has been set at 110 percent of the Investor share price the day after the release of the year-end report, or SEK 121.55 this year. The total number of allocated employee stock options (including the program for 2002) corresponds to 0.9 percent of the total number of outstanding shares in Investor.

As in the earlier programs, the Company's exposure to increases in the Investor share price are hedged by means of equity swaps. Costs for the employee stock option program consist of interest expense calculated on the underlying value of shares when the swap is carried out, less dividends received. Furthermore, with equity swaps the employee stock option program has no effect on the number of outstanding shares in Investor.

Accounting principles

This interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be made available on Investor's website as of May 31, 2002.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Financial calendar 2002

- July 10 Interim Report, January – June
- Oct. 10 Interim Report, January – September

Stockholm, April 16, 2002

M. Wallenberg

Marcus Wallenberg
President and Chief Executive Officer

For information

Nils Ingvar Lundin, Managing Director, Corporate Relations: +46 8 614 2049, +46 70 514 2049
ludde@investorab.com

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President, Investor Relations: +46 8 614 2031, +46 70 624 2031
fredrik.lindgren@investorab.com

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2002 1/1-3/31	2001 1/1-3/31
Dividends	566	1 252
Capital gains, net		
Operating costs	-41	-56
Net income - Core Holdings	**525**	**1 196**
Dividends	26	51
Capital gains, net	395	139
Operating costs	-74	-87
Net income - New Investments and Other Holdings	**347**	**103**
Net income, securities trading	174	440
Net sales	126	141
Cost of goods and services sold	-127	-107
Operating costs	-31	-32
Net income - Other Operations	**142**	**442**
Groupwide operating costs	-14	-23
Operating income	**1 000**	**1 718**
Net financial items	-123	-170
Income after financial items	**877**	**1 548**
Actual tax	-57	-57
Deferred tax	7	-76
Minority interest	-3	-3
Net income for the period	**824**	**1 412**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2002 3/31	2001 3/31	2001 12/31
Assets			
Equipment and real estate, etc.	1 483	1 511	1 490
Shares and participations	66 209	58 059	65 482
Receivables	1 673	4 553	1 851
Cash and short-term investments	6 497	11 831	4 345
Total assets	**75 862**	**75 954**	**73 168**
Shareholders' equity and liabilities			
Shareholders' equity	53 691	50 629	52 986
Convertible debenture loans	-	8	-
Provision for pensions	196	190	196
Loans	17 610	14 712	14 257
Other liabilities	4 365	10 415	5 729
Total shareholders' equity and liabilities	**75 862**	**75 954**	**73 168**

Net debt			
Cash and short-term investments [1)]	6 089	7 656	3 371
Loans	-17 610	-14 712	-14 257
Provision for pensions	-196	-190	-196
Total net debt	**-11 717**	**-7 246**	**-11 082**

1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-408	-4 175	-974

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2002 3/31	2001 3/31	2001 12/31
Opening balance	52 986	48 782	48 782
Conversion of convertible debenture loans	-	66	75
Dividend to shareholders	-	-	-4 218
Hedging of employee stock option program	16	-	-96
Translation differences in subsidiaries	-135	369	287
Net income for the period	824	1 412	8 156
Closing balance	53 691	50 629	52 986

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2002 1/1-3/31	2001 1/1-3/31
Cash flow from operating activities		
Core Holdings		
Dividends received	14	161
New Investments and Other Holdings		
Dividends received	26	51
Securities trading, Other Operations and operating costs		
Payments received	19 369	29 232
Payments made	-18 908	-29 883
Cash flow from operating activities before net interest income/expense and income taxes	**501**	**-439**
Interest received/paid	-64	-55
Income taxes paid	-255	-134
Cash flow from operating activities	**182**	**-628**
Cash flow from investing activities		
Core Holdings		
Purchases	-334	-1 441
Sales		-
New Investments and Other Holdings		
Purchases etc.	-1 014	-350
Sales	542	5 322
Investments in tangible fixed assets	-9	-27
Sold tangible fixed assets	10	-
Cash flow from investing activities	**-805**	**3 504**
Cash flow from financing activities		
Long-term loans raised	4 537	91
Long-term loans amortized	-694	-1 406
Change in short-term financial liabilities, net	-490	366
Cash flow from financing activities	**3 353**	**-949**
Cash flow for the period	**2 730**	**1 927**
Liquid assets, opening balance	**3 371**	**5 723**
Translation difference in liquid assets	**-12**	**6**
Liquid assets, closing balance [1)]	**6 089**	**7 656**

1) Adjusted by since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-408	-4 175

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

Performance by segment 1/1-3/31 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	566	15	11	13		605
Capital gains						
Realized profit/loss	0	101	0	104		205
Write-downs		-110	404	57		351
Other revenues and expenses				-1		-1
Operating costs	-41	-72	-2	-31	-14	-160
Operating income	**525**	**-66**	**413**	**142**	**-14**	**1 000**
Net financial items					-123	-123
Taxes and minority interest					-53	-53
Income for the period	***525***	***-66***	***413***	***142***	***-190***	***824***
Change in surplus value	-586	-132	261	161	-12	-308
Other (currency, etc.)		-114			-3	-117
Change in net asset value	**-61**	**-312**	**674**	**303**	**-205**	**399**

Net asset value by segment 3/31 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 951	11 114	4 938	1 787	-382	65 408
Accumulated surplus value	62 315	1 377	778	592	-70	64 992
Net debt					-11 717	-11 717
Total net asset value	***110 266***	***12 491***	***5 716***	***2 379***	***-12 169***	***118 683***

Performance by segment 1/1-3/31 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 252	40	11	8		1 311
Capital gains						
Realized profit/loss	0	65	-315	432		182
Write-downs		-1 164	1 553			389
Other revenues and expenses				34		34
Operating costs	-56	-85	-2	-32	-23	-198
Operating income	**1 196**	**-1 144**	**1 247**	**442**	**-23**	**1 718**
Net financial items					-170	-170
Taxes and minority interest					-136	-136
Income for the period	***1 196***	***-1 144***	***1 247***	***442***	***-329***	***1 412***
Change in surplus value	-18 739	-119	-1 058	52		-19 864
Other* (currency, etc.)					235	235
Change in net asset value	**-17 543**	**-1 263**	**189**	**494**	**-94**	**-18 217**

Net asset value by segment 3/31 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	40 312	8 789	4 456	3 526	800	57 883
Accumulated surplus value	73 234	1 713	493	139		75 579
Net debt					-7 246	-7 246
Total net asset value	***113 546***	***10 502***	***4 949***	***3 665***	***-6 446***	***126 216***

* The breakdown by segment was introduced for the first time in the interim report for January-September 2001.

EXHIBIT 29

ⓘnvestor

02 OCT 31 AM 8:09

Press Release

Stockholm, April 22, 2002

Investor firmly believes in Ericsson's long-term future potential and supports the rights issue proposed today. Investor intends to subscribe to its share of the rights issue.

INVESTOR AB

For further information:

Nils Ingvar Lundin, Managing Director, Corporate Relations:
+46 8 614 2049, +46 70 514 2049.

Fredrik Lindgren, Vice President, Investor Relations:
+46 8 614 2031, +46 70 624 2031.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 30

investor

02 OCT 31 AM 8:03

Disclosure Notice

Stockholm, June 20, 2002

Investor's share of the voting rights and share capital in SEB has changed through the acquisition of 4,050,000 A shares.

After the purchase, Investor's holding in SEB now amounts to 139,672,295 A shares corresponding to 20.9 percent of the voting rights and 20.0 percent of the share capital. On March 31, 2001, Investor's holding in SEB amounted to 20.0 percent of the votes and 19.2 percent of the share capital.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President: +46 8 614 20 31, +46 70 624 20 31.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB
A Public Company
Registration No 556013-8298

SE-103 32 Stockholm, Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

EXHIBIT 31

investor

Interim Report January - June 2002

Investor's net asset value on June 30, 2002 amounted to SEK 86,639 m. (SEK 113 per share), compared with SEK 118,284 m. on December 31, 2001 (SEK 154 per share).

The value of Investor's total assets was SEK 102,267 m. on June 30, 2002, as against SEK 129,366 m. at year-end 2001. Net debt amounted to SEK 15,628 m. on June 30, 2002 (SEK 11,082 m. on December 31, 2001), corresponding to 15 percent of total assets (9).

The value of Core Holdings declined SEK 28,343 m. during the six-month period. Ericsson and AstraZeneca accounted for decreases of SEK 16,678 m. and SEK 9,413 m., respectively. Electrolux and Saab AB contributed with appreciation of SEK 711 m. and SEK 390 m., respectively.

Investor increased its holdings in Ericsson and SEB during the second quarter through the purchase of shares for SEK 599 m. and SEK 384 m., respectively. During the quarter Investor also participated in ABB's convertible bond issue in an amount totaling approximately SEK 530 m. In the first quarter, shares were purchased in WM-data for SEK 308 m. and in SEB for SEK 26 m.

The value of New Investments decreased SEK 491 m. in the first six months of the year. Shares were purchased for a total of SEK 1,847 m. and shares were sold for a total of SEK 1,579 m. Kyphon and Ballingslöv were listed in the second quarter.

The total return on Investor shares was -26 percent in the first six months of 2002, compared with 3 percent appreciation in the corresponding period of 2001. The average annual total return has been 20 percent for the past 20 years.

Investor's key figures

	6/30 2002	12/31 2001	6/30 2001
Assets, SEK bn.	102	129	139
Net debt, SEK bn.	15	11	11
Net asset value, SEK bn.	87	118	128
Net asset value per share, SEK	113	154	167

Development during the period/quarter	January-June 2002	January-June 2001	April-June 2002	April-June 2001
Change in net asset value, SEK bn.	-31	-16	-32	2
Change in net asset value, percent	-27	-11	-27	2
Income after tax, SEK bn.	1	9	0	8
Total return, percent	-26	3	-28	16

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term active ownership and investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, SEB and Ericsson. Investor also conducts venture capital activities in North America, Europe and Asia. The average annual total return to shareholders has been 20 percent for the past 20 years.

President's comments

Many areas of the world are experiencing political and economic uncertainty at the moment. Although growth in many countries has recovered to a certain extent, weak stock exchanges and troubled credit markets are negatively affecting both investments and private consumption.

In the second quarter the world's stock exchanges took turns leading the decline, which has encompassed virtually all industries. A contributing factor to the market weakness is growing uncertainty about the quality of earnings and the financial viability of companies, including reduced confidence in corporate accounting. In addition, it is being reported that some institutional owners have changed the composition of their portfolios, which has affected stock market trends. The weakening of the U.S. dollar has been another point of concern.

The Stockholm Stock Exchange was one of the markets that experienced the weakest results and is down 24 percent since the beginning of the year – the worst start to a trading year since the 1930s. The healthcare sector, which had previously withstood the market downturn relatively well, also declined in the second quarter. The telecom sector continued to perform poorly and has fallen approximately 48 percent on the Stockholm exchange since the start of the year.

Investor's strategy – to be a committed, long-term owner that supports its portfolio companies strategically, operationally and financially – is important to emphasize against this background. During the period, Investor's financial position has enabled participation in ABB's convertible bond issue and commitment to Ericsson's planned new rights offering. In addition, a number of add-on investments and new investments were made during the first half.

Investments during the period have increased Investor's debt, although it is still considered to be limited in relation to total assets.

In line with stock market developments, the value of most of Investor's core holdings declined in the first six months of the year. Exceptions were Electrolux and Saab, whose share prices rose. AstraZeneca, Investor's largest holding, was affected by the general market downturn. During the period AstraZeneca reported that it had received preliminary approval for its Crestor statin in the United States and approval for its anti-cancer drug Iressa in Japan. AstraZeneca's progress in research and strong financial position inspire confidence that the company will perform favorably in the future.

Ericsson's shares continued to weaken. The company is continuing to implement cost-reduction measures as part of its efforts to restore profitability. Investor supports Ericsson's new rights offering, which is designed to give the company increased financial resources if the telecom markets remain weak. The offering will also give Ericsson the resources to respond to any business recovery. Investor's long-term holding in Ericsson, and belief in the telecom industry, was demonstrated by the purchase of additional shares in Ericsson during the second quarter.

During the year Investor also increased its holdings in SEB and WM-data, two companies that are well positioned in their respective markets. As noted above, Investor also subscribed to ABB's convertible bond issue in an amount corresponding to its stake in the company. ABB is continuing to restructure its finances and operations. The company has also reported a positive trend of orders.

New investments, divestments and IPOs were carried out in the New Investments business in the second quarter. Despite the difficult public market environment, it was gratifying that Kyphon went public on the Nasdaq exchange, and that one of EQT's portfolio companies, Ballingslöv, was listed on the Stockholm Stock Exchange. Furthermore, the Hong Kong-based venture capital company imGO was divested and generated a capital gain. At the same time, Investor Growth Capital announced that it is initiating direct venture capital activities in Asia. With two specialized teams focused on buyouts (Investor Capital Partners – Asia Fund) and early-stage technology companies (Investor Growth Capital Asia), Investor's presence has been strengthened in the growing Asian market.

Investor's active portfolio management unit again generated a very high return. As announced earlier, the scope of Investor's own equity-trading activities will be reduced going forward.

The review of Investor's organization has resulted in further cost reductions, which is now reflected in the financial statements. It is worth noting that slightly more than half of Investor's total costs are related to venture capital operations, which also employ more than half of Investor's employees. This business is personnel-intensive but also has high return potential. Investor's venture capital operations are considered to be cost-competitive.

Investor's history shows that a long-term ownership philosophy is put to the test in times of economic uncertainty. However, such times also offer many attractive business opportunities. In a turbulent market it is important to maintain a long-term perspective of operations and portfolio companies. Investor stands firmly by its business concept to create value in portfolio companies, and thereby also creating value for shareholders, through committed ownership and entrepreneurial investment activities.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On June 30, 2002, Investor's net asset value amounted to SEK 86,639 m. (127,941)[1], corresponding to SEK 113 per share (167). At year-end 2001, Investor's net asset value amounted to SEK 118,284 m. or SEK 154 per share.

Investor's net asset value

	6/30 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	109	84 020	144	110 518
New Investments	16	12 172	16	12 410
Other Holdings	6	4 879	7	4 893
Other Operations	2	1 531	3	2 063
Other assets and liabilities	0	-335	-1	-518
Total assets	**133**	**102 267**	**169**	**129 366**
Net debt	-20	-15 628	-15	-11 082
Total net asset value	**113**	**86 639**	**154**	**118 284**

During the first six months of the year Investor's net asset value decreased SEK 31,645 m. (-16,492) or 27 percent (-11). In the second quarter, the net asset value developed negatively, declining SEK 32,044 m., or 27 percent.


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
6/30 2002
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

During the period Core Holdings changed the net asset value by SEK -26,897 m. (-12,343), New Investments by SEK -592 m. (-1,477), Other Holdings by SEK 377 m. (635) and Other Operations by SEK 387 m. (1,101). The corresponding figures for the second quarter were SEK -26,836, -280, -297 and 84 m. In addition, the net asset value was impacted by the dividend payment totaling SEK -4,219 m.

See Appendix 1, page 14, for a detailed presentation of each business segment's effect on the change in net asset value.

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

Investor shares

The total return[2] on Investor shares was -26 percent in the first six months of the year (3). During the past 12-month period, the total return has been -39 percent (20). The total return was -28 percent in the second quarter (16).

The average annual total return on Investor shares has been 20 percent during the past 20-year period.


Total return, percent
25
20
15
10
5
0
-5
-10
-15
-20
-25
-30
Reporting period
5 years
10 years
20 years

Annual average total return (share price performance including reinvested dividends) for Investor shares on June 30, 2002.
Source: SIX AB

The discount to net asset value was 29 percent on June 30, 2002, compared with 26 percent at year-end 2001.

For more information: share.investorab.com

2) Total return is the sum of share price appreciation and reinvested dividends.

Total assets by sector and business segment on June 30, 2002

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	40 476	9 882	19 194	14 468	-	**84 020**
New Investments, listed	1 096	466	86	-	-	**1 648**
New Investments, unlisted	1 449	6 161	1 026	68	1 820	**10 524**
Other	-	721	2 588	-	2 766	**6 075**
Total	**43 021**	**17 230**	**22 894**	**14 536**	**4 586**	**102 267**
(%)	(42%)	(17%)	(22%)	(14%)	(5%)	(100%)

Core Holdings

In the first six months of 2002, shares in Core Holdings were purchased for a total of SEK 1,845 m. (15,081), of which SEK 1,511 m. was in the second quarter. No shares were sold during the period (SEK 13,556 m.).

Purchases during the second quarter comprised 28,000,000 B shares in Ericsson for SEK 599 m. and 4,050,000 A shares in SEB for SEK 384 m. After the purchases, Investor's holdings now amount to 5 percent of the share capital and 39 percent of the voting rights in Ericsson, and 20 percent of the capital and 21 percent of the votes in SEB.

In the second quarter Investor participated in ABB's convertible bond issue in an amount totaling approximately SEK 530 m.

In the first quarter 15,000,000 A shares were acquired in WM-data for SEK 308 m. and 250,000 A shares in SEB for SEK 26 m.

The value of Investor's Core Holdings changed by[1] SEK -28,343 m. during the period (-14,358), of which SEK -27,757 m. was in the second quarter (4,381).

The largest contributions to the change in value were from Electrolux with appreciation of SEK 711 m. and Saab AB with SEK 390 m. Ericsson and AstraZeneca had a negative impact corresponding to SEK -16,678 m. and SEK -9,413 m., respectively.

1) The change in value is defined as the sum of realized gains (including write-downs) and changes in surplus values (taking purchasing and sales proceeds into account).

Core Holdings on June 30, 2002

	Number of shares[1] 6/30 2002	Market value SEK/share 6/30 2002	Market value SEK m. 6/30 2002	Share price performance 2002[2] (%)	Share of core holdings (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2001	Market value SEK m. 12/31 2001
Healthcare									
AstraZeneca	95 085 810	47	36 323	-21	43	5	5	60	45 736
Gambro	68 638 225	5	4 153	-8	5	20	26	6	4 496
		52	**40 476**		**48**			**66**	**50 232**
Technology									
Ericsson	410 678 896	8	6 119	-76	7	5	39	29	22 198
Saab AB	21 611 925	3	2 540	+18	3	20	36	3	2 150
WM-data	70 302 500	2	1 223	-34	2	18	31	2	1 455
		13	**9 882**		**12**			**34**	**25 803**
Engineering									
ABB[4]	57 750 880	7	5 180	-19	6	5	5	7	5 833
Atlas Copco	31 454 971	9	6 920	-6	8	15	21	10	7 376
Scania	18 170 073	4	3 456	0	4	9	15	4	3 439
Electrolux	19 613 190	5	3 638	+19	5	6	24	4	2 927
		25	**19 194**		**23**			**25**	**19 575**
Financial Services									
SEB	139 672 295	18	13 478	+1	16	20	21	17	12 928
OM	14 350 507	1	990	-50	1	17	17	2	1 980
		19	**14 468**		**17**			**19**	**14 908**
Total		**109**	**84 020**		**100**			**144**	**110 518**

[1] Holdings, including any shares on loan.
[2] Most heavily traded class of share.
[3] After full dilution.
[4] Market value includes the holding in ABB's convertible bonds.


Change in value, Core Holdings
January 1, 2002 - June 30, 2002
Electrolux 711
Saab AB 390
SEB 140
Scania 17
-343 Gambro
-456 Atlas Copco
-540 WM-data
-990 OM
-1 181 ABB
-9 413 AstraZeneca
-16 678 Ericsson
SEK m.
-18000 -14000 -10000 -6000 -2000 2000


Core Holdings
SEK bn.
200
150
100
50
0
12/31 1997
12/31 1998
12/31 1999
12/31 2000
12/31 2001
6/30 2002
Market value
Book value


Change in value, Core Holdings
July 1, 2001 - June 30, 2002
Electrolux 686
Saab AB 336
Atlas Copco 141
Scania 106
-411 Gambro
-871 WM-data
-943 SEB
-983 OM
-4 588 ABB
-11 505 AstraZeneca
-18 019 Ericsson
SEK m.
-18000 -14000 -10000 -6000 -2000 2000

In the first six months of 2002, SEK 1,521 m. in dividends were received from the core holdings, compared with SEK 2,119 m. in the corresponding period of 2001. The decline is partly the consequence of a change in the composition of the portfolio, and partly the effect of lower dividends, or no dividends, from a few portfolio companies.

For more information: ch.investorab.com

New Investments

New Investments on June 30, 2002

	SEK/share	Market value (SEK m.)	Book value (SEK m.)
Investor Growth Capital	11	8 159	6 715
Investor Capital Partners - Asia Fund[1]	1	769	533
EQT	4	3 244	3 150
Total	**16**	**12 172**	**10 398**

[1] Includes all Investor Group investments in Asia.

A total of SEK 1,847 m. was invested in the first six months of 2002 (2,181), of which SEK 1,014 m. was in the second quarter (1,643). Holdings were sold for a total of SEK 1,579 m. (929), of which SEK 1,047 m. was in the second quarter (204). Divestments during the period generated capital gains totaling SEK 222 m. (110), of which SEK 121 m. was in the second quarter (45).

Write-downs amounted to SEK -628 m. during the period (-1,407), of which SEK -518 m. was in the second quarter (-243) (see "Valuation principles for New Investments" on page 10).

The value of New Investments decreased SEK 491 m. in the first half of the year (-1,369), of which SEK 236 m. was in the second quarter (-151).


New Investments
SEK bn.
15
12
9
6
3
12/31 1998
12/31 1999
12/31 2000
12/31 2001
6/30 2002
Market value
Book value

For more information: ni.investorab.com

Investor Growth Capital

Recent venture capital industry trends continued with lower activity levels and relatively few start-ups receiving funding in the second quarter. However, historically, funding levels are still at a high level, and there is a possibility of further reductions in activity levels. In addition, exit opportunities such as IPOs are still rare, as well as mergers and acquisitions.

The medical-device company Kyphon went public on the Nasdaq exchange in the U.S. in the second quarter. The market value of Investor's holding in Kyphon was SEK 438 m. on June 30, 2002, compared with SEK 182 m. at year-end 2001. Investor owns 11.9 percent of Kyphon.

In the second quarter, Investor Growth Capital made new investments in Cellectricon, Exigen and Mahi Networks.

Cellectricon (Gothenburg, Sweden) is a biotech tool company with a comprehensive patent portfolio for developing cell-based assays and single-cell electromanipulation which will allow for dramatic productivity increases in the drug discovery process.

Exigen (San Francisco, California) delivers business process solutions for global enterprises in the insurance, communications and financial industries. The company's software enables customers to realize cost savings through automating business processes.

Mahi Networks (Petaluma, California) develops and markets high-capacity intelligent optical networking solutions for metropolitan core networks.

In the first quarter of 2002, Investor Growth Capital made new investments in Atrica and Cameron Health.

In addition to the above-mentioned investments, follow-on investments were made in, among other companies, Melacure, Metcon and Paratek during the second quarter. Earlier in the year follow-on investments were made in, among other companies, Bredbandsbolaget (B2), Personal Chemistry and Lycos Europe (the final add-on investment in accordance with an earlier agreement).

In the first quarter, the remaining position was sold in Sylvan Learning Systems, among other companies.

b-business partners, in which Investor Growth Capital has concentrated its IT investments in Europe, made new investments in Accelerated Encryption Processing Ltd. and Esual Software during the second quarter. Furthermore, the portfolio company EHAND was sold to XcelleNet.

In the second quarter, Investor Growth Capital Asia Limited was formed under the management of former imGO CEO Michael Ricks. The company focuses on investments in early stage technology companies in Asia. Investor Growth Capital Asia will also monitor Investor's existing direct holdings in Asia. The entire holding of Lerado was divested in the second quarter.

For more information: igc.investorab.com

New Investments – 10 largest listed companies[1]

Company	Sector	Ownership (%)	Share price performance 2002 (%)	Market value[2] (SEK m.) 6/30 2002	Market value[2] (SEK m.) 12/31 2001
Kyphon	HC	11.9	-2.8[3]	438	182
Axcan	HC	7.5	4.1	348	388
ASM Pacific	IT	4.3	14.3	278	282
Intuitive Surgical	HC	7.0	-15.6	177	242
Medtronic	HC	0.0	-16.4	91	124
Amkor	IT	0.9	-61.0	76	152
Lycos Europe	IT	4.5	-41.9	54	82
Intrabiotics	HC	8.3	-50.6	28	70
United Pacific	IT	13.4	-24.6	34	50
Perlos	IT	1.5	-50.6	33	77
Other, listed		-	-	91	548
Total, listed		-	-	**1 648**	**2 197**
Unlisted		-	-	10 524	10 213
Total, New Investments				**12 172**	**12 410**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.
[3] Refers to share price development since the listing on May 17, 2002.

Investor Capital Partners – Asia Fund

During the second quarter Investor sold its direct and indirect holdings in imGO. The sales proceeds for Investor amounted to about SEK 820 m. and the transaction generated a capital gain of approximately SEK 70 m.

In the first quarter Investor Capital Partners – Asia Fund made an investment in a leading contract manufacturer of small household appliances in East China.

Investor Capital Partners – Asia Fund has a total capital commitment of USD 322 m., of which Investor's commitment is USD 200 m.

For more information visit: icp.investorab.com

EQT

In the second quarter, EQT Northern Europe acquired the Finnish technology company VTI Hamlin, a world-leading manufacturer of acceleration and motion sensors. In addition, Stenqvist, an EQT Scandinavia 1 portfolio company, acquired a Danish competitor, Unibag AS. EQT Denmark's portfolio company, Contex Holding, also purchased Vidar Systems Corporation, Inc.

In the second quarter the kitchen-furniture manufacturer Ballingslöv was listed on the Stockholm Stock Exchange.

In the first quarter, EQT Northern Europe acquired the Finnish company Lillbacka Corporation (Finn-Power).

EQT's funds have an investment commitment totaling approximately SEK 30 bn. Investor is one of the major investors in the funds, with total commitments amounting to approximately SEK 8 bn. On June 30, 2002, the book value of Investor's existing holdings in EQT's funds totaled SEK 3,150 m.

For more information: www.eqt.se

New Investments' effect on the change in net asset value, 1998 – June 30, 2002

SEK m.	1998	1999	2000	2001	Jan. – June 2002	Total 1998 – June 2002
Capital gains, net (incl. dividends)	709	2 399	3 004	524	267	**6 903**
Write-downs, net	-344	14	-1 228	-2 802	-628	**-4 988**
Operating costs	-210	-249	-325	-336	-146	**-1 266**
Operating result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-507**	**649**
Change in surplus value, etc.	1 162	722	-955	-119	-85	**725**
Effect on net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-592**	**1 374**

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in young high-growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts in Asia, excluding Japan. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO[1] funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB.*

[1] Leveraged buyout

Other Holdings

Other Holdings

	6/30 2002 SEK/share	6/30 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
Volvo	2	2 086	3	2 460
Syngenta	2	1 249	2	1 240
Hi3G	1	721	1	358
Other	1	823	1	835
Total, Other Holdings	**6**	**4 879**	**7**	**4 893**

Investor's Other Holdings had a positive impact on the change in value with appreciation of SEK 233 m. in the first six months of the year (470), of which SEK -432 m. during the second quarter (290).

Hi3G

Hi3G announced in the second quarter that it had signed a letter of intent with Vodafone concerning a national roaming agreement in which Hi3G will be able to use Vodafone's GSM network in Sweden.

Hi3G has been provided with capital to support the build-out of the company's network and the continuing development of services.

In the second quarter Hi3G signed agreements with SEB regarding 3G banking services, and with Svenska Hockeyligan AB covering the future provision of Swedish national ice hockey league content to 3G mobile phones.

For more information: www.hi3gaccess.se

Volvo

In the second quarter, 3,039,700 shares in Volvo were sold for SEK 604 m. Investor's remaining holding in Volvo now totals 10,980,020 shares.

Other Operations

Other Operations

	6/30 2002 SEK/share	6/30 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
The Grand Group	1	1 075	1	1 075
Active portfolio management	0	88	1	599
Land and real estate	1	350	1	350
Other	0	18	0	39
Total, Other Operations	**2**	**1 531**	**3**	**2 063**

Active portfolio management

Investor's active portfolio management activities continued to perform strongly in the first six months of the year. Net income totaled SEK 334 m. (748).

The scope of Investor's active portfolio management activities was reduced effective mid-year 2002.

The Grand Group

The result after financial items for the Grand Group (formerly Grand Hôtel Holdings) was SEK -20 m. (35). During the period SEK 31 m. was expensed for renovation work at the Grand Hôtel in Stockholm. The Grand Group's results were also affected by a generally weak economy.

For more information: www.grandhotel.se

Consolidated results

Investor's income after financial items, excluding unrealized increases in value, amounted to SEK 1,269 m. (9,453). The amount includes capital gains, net, totaling SEK 96 m. (7,670).

Investor's operating costs amounted to SEK 316 m. in the first six months of the year, as against SEK 381 m. in the first half of 2001.

Income for the period (after tax) was SEK 1,192 m. (9,171). Corresponding income for the second quarter was SEK 368 m. (7,759).

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the period was SEK 15,628 m., as against SEK 11,082 m. at year-end 2001. Net debt thus increased SEK 4,546 m. in the first six months of the year. Investor's net debt thereby amounted to 15 percent of total assets.

In the first quarter, Investor issued a bond loan amounting to EUR 500 m. The loan was raised for primarily for refinancing purposes and has a maturity of ten years.


Consolidated net debt
SEK bn.
Percent
0
-5
-10
-15
-20
1998
1999
2000
2001
6/30 2002
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on June 30, 2002 amounted to SEK 4,795 m., compared with SEK 4,795 m. on December 31, 2001.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Other

Parent Company Investor AB

Income after financial items was SEK 2,536 m. (10,909), of which SEK 283 m. (7,183) m. consisted of capital gains.

During the period shares were purchased for SEK 2,235 m. (16,597) and shares were sold for SEK 2,633 m. (14,694).

Current receivables amounted to SEK 259 m. on June 30, 2002, as against SEK 275 m. on December 31, 2001. Short-term debt amounted to SEK 11,360 m., compared with SEK 13,701 m. on December 31, 2001. Shareholders' equity amounted to SEK 55,257 m. on June 30, 2002, compared with SEK 57,108 m. at year-end 2001.

Annual General Meeting

On April 16, 2002, the Annual General Meeting of Investor AB approved an ordinary dividend of SEK 3.00 per share and an extraordinary dividend of SEK 2.50 per share for fiscal 2001.

At the Annual General Meeting, Sune Carlsson, President and CEO of SKF, was elected a new member of the board. Michael Treschow declined re-election, due to his election as chairman of Ericsson.

Accounting principles

This interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be made available on Investor's website as of August 31, 2002.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Financial calendar

- Oct. 10, 2002 — Interim Report, January –September
- Jan. 24, 2003 — Year-End Report for 2002

Stockholm, July 10, 2002

Marcus Wallenberg
President and Chief Executive Officer

For information

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Senior Vice President, Corporate Communications: +46 8 614 2031, +46 70 624 2031
fredrik.lindgren@investorab.com

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2002 1/1-6/30	2001 1/1-6/30	2002 4/1-6/30	2001 4/1-6/30
Dividends	1 521	2 119	955	867
Capital gains, net	-	7 008	-	7 008
Operating costs	-75	-104	-34	-48
Net income - Core Holdings	**1 446**	**9 023**	**921**	**7 827**
Dividends	193	223	167	172
Capital gains, net	-196	21	-591	-118
Operating costs	-150	-166	-76	-79
Net income - New Investments and Other Holdings	**-153**	**78**	**-500**	**-25**
Net income, securities trading	334	748	160	308
Net sales	288	318	162	177
Cost of goods and services sold	-298	-219	-171	-112
Operating costs	-63	-69	-32	-37
Net income - Other Operations	**261**	**778**	**119**	**336**
Groupwide operating costs	-28	-42	-14	-19
Operating income	**1 526**	**9 837**	**526**	**8 119**
Net financial items	-257	-384	-134	-214
Income after financial items	**1 269**	**9 453**	**392**	**7 905**
Actual tax	-109	-166	-52	-109
Deferred tax	35	-109	28	-33
Minority interest	-3	-7	-	-4
Net income for the period	**1 192**	**9 171**	**368**	**7 759**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2002 6/30	2001 6/30	2001 12/31
Assets			
Equipment and real estate, etc.	1 455	1 520	1 490
Shares and participations	64 372	65 338	65 482
Receivables	1 164	3 333	1 851
Cash and short-term investments	6 195	3 368	4 345
Total assets	**73 186**	**73 559**	**73 168**
Shareholders' equity and liabilities			
Shareholders' equity	49 212	54 356	52 986
Provision for pensions	198	189	196
Loans	21 626	13 263	14 257
Other liabilities	2 150	5 751	5 729
Total shareholders' equity and liabilities	**73 186**	**73 559**	**73 168**

Net debt			
Cash and short-term investments [1)]	6 196	2 828	3 371
Loans	-21 626	-13 263	-14 257
Provision for pensions	-198	-189	-196
Total net debt	**-15 628**	**-10 624**	**-11 082**
1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	1	-540	-974

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2002 6/30	2001 6/30	2001 12/31
Opening balance	52 986	48 782	48 782
Conversion of convertible debenture loans	-	74	75
Dividend to shareholders	-4 219	-4 218	-4 218
Hedging of employee stock option program	-213	-	-96
Translation differences in subsidiaries	-534	547	287
Net income for the period	1 192	9 171	8 156
Closing balance	49 212	54 356	52 986

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2002 1/1-6/30	2001 1/1-6/30
Cash flow from operating activities		
Core Holdings		
Dividends received	1 518	2 119
New Investments and Other Holdings		
Dividends received	192	223
Securities trading, Other Operations and operating costs		
Payments received	32 059	48 385
Payments made	-31 353	-48 204
Cash flow from operating activities before net interest income/expense and income taxes	**2 416**	**2 523**
Interest received/paid	-243	-237
Income taxes paid	-252	-149
Cash flow from operating activities	**1 921**	**2 137**
Cash flow from investing activities		
Core Holdings		
Purchases	-1 845	-15 081
Sales	-	13 556
New Investments and Other Holdings		
Purchases, etc.	-2 275	-2 836
Sales	1 891	5 976
Investments in tangible fixed assets	-19	-55
Sold tangible fixed assets	36	8
Cash flow from investing activities	**-2 212**	**1 568**
Cash flow from financing activities		
Long-term loans raised	8 366	91
Long-term loans amortized	-870	-2 090
Change in short-term financial liabilities, net	-127	-399
Cash flow from financing activities	**3 150**	**-6 616**
Cash flow for the period	**2 859**	**-2 911**
Liquid assets, opening balance	**3 371**	**5 723**
Translation difference in liquid assets	**-34**	**16**
Liquid assets, closing balance [1)]	**6 196**	**2 828**

1) Adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	1	-540

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

Performance by segment 1/1-6/30 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 521	45	148	42		1 756
Capital gains						
Realized profit/loss	0	222	-74	225		373
Write-downs		-628	284	67		-277
Other revenues and expenses				-10		-10
Operating costs	-75	-146	-4	-63	-28	-316
Operating income	**1 446**	**-507**	**354**	**261**	**-28**	**1 526**
Net financial items					-257	-257
Taxes and minority interest					-77	-77
Income for the period	***1 446***	***-507***	***354***	***261***	***-362***	***1 192***
Change in surplus value	-28 343	265	23	126	58	-27 871
Other (currency, etc.)		-350			-397	-747
Dividends paid					-4 219	-4 219
Effect on the change in net asset value	**-26 897**	**-592**	**377**	**387**	**-4 920**	**-31 645**

Net asset value by segment 6/30 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	49 462	10 398	4 340	975	-335	64 840
Accumulated surplus value	34 558	1 774	539	556		37 427
Net debt					-15 628	-15 628
Total net asset value	***84 020***	***12 172***	***4 879***	***1 531***	***-15 963***	***86 639***

Performance by segment 1/1-6/30 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 119	54	169	107		2 449
Capital gains						
Realized profit/loss	7 008	110	-238	641		7 521
Write-downs		-1 407	1 556			149
Other revenues and expenses				99		99
Operating costs	-104	-162	-4	-69	-42	-381
Operating income	**9 023**	**-1 405**	**1 483**	**778**	**-42**	**9 837**
Net financial items					-384	-384
Taxes and minority interest					-282	-282
Income for the period	***9 023***	***-1 405***	***1 483***	***778***	***-708***	***9 171***
Change in surplus value	-21 366	-72	-848	323		-21 963
Other* (currency, etc.)					518	518
Dividends paid					-4 218	-4 218
Effect on the change in net asset value	**-12 343**	**-1 477**	**635**	**1 101**	**-4 408**	**-16 492**

Net asset value by segment 6/30 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 603	10 121	4 529	2 458	269	64 980
Accumulated surplus value	70 608	1 760	703	514		73 585
Net debt					-10 624	-10 624
Total net asset value	***118 211***	***11 881***	***5 232***	***2 972***	***-10 355***	***127 941***

* The breakdown by segment was introduced for the first time in the interim report for January-September 2001.

EXHIBIT 32

Press Release

Stockholm, July 19, 2002

Investor commits to subscribe SEK 5 bn. of Ericsson's rights issue

Investor AB has committed to subscribe SEK 5 bn. of Ericsson's SEK 30 bn. rights issue. This amount includes Investor's pro rata share of approximately SEK 1.5 bn. that Investor announced on April 22, 2002, that it would subscribe. The additional subscription of approximately SEK 3.5 bn. will lead to shares being acquired only if the shares offered in the rights issue are not fully subscribed.

Investor's commitment to subscribe is part of the arrangement that Ericsson announced earlier today, which also includes an underwriting agreement with its financial advisors.

In a comment, Marcus Wallenberg, President and CEO of Investor said: "Investor is a long-term owner and we continue to believe in Ericsson and its future potential. A successful rights issue is important and positive for Ericsson and thereby also for Investor and its shareholders."

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 70 624 20 31

Not for distribution in Australia, Canada and Japan

Our press releases can be accessed at www.investorab.com on the Internet.

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term active ownership and investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson, and SEB. Investor also conducts venture capital activities in North America, Europe and Asia. The average annual total return to shareholders has been in excess of 20 percent during the past 20 years.

EXHIBIT 33

Press Release

Stockholm, September 13, 2002

Investor's holding in Ericsson

Investor is releasing the following information after Ericsson's announcement about the results of its new rights issue:

Investor has subscribed for and been allocated 410,678,896 shares corresponding to its pro-rata share of the subscription rights and 27,500,000 shares based on purchased subscription rights. In addition, Investor was allocated 3,389,340 shares without the use of subscription rights.

After the new rights issue, Investor's holding in Ericsson now amounts to 256,660,096 A-shares and 595,587,036 B-shares corresponding to 38.3 percent of the voting rights and 5.3 percent of the share capital. On June 30, 2002, Investor's holding in Ericsson amounted to 38.7 percent of the votes and 5.0 percent of the capital.

INVESTOR AB

For further information:

Fredrik Lindgren, Senior Vice President, Corporate Communications, phone +46 8 614 20 31, +46 70 624 20 31.

Our press releases can be accessed at www.investorab.com on the Internet.

EXHIBIT 34

investor

Interim Report January - September 2002

Investor's net asset value on September 30, 2002 amounted to SEK 56,914 m. (SEK 74 per share), compared with SEK 118,284 m. on December 31, 2001 (SEK 154 per share).

The value of Investor's total assets was SEK 75,658 m. on September 30, 2002, as against SEK 129,366 m. at year-end 2001. Net debt amounted to SEK 18,744 m. on September 30, 2002 (SEK 11,082 m. on December 31, 2001), corresponding to 25 percent of total assets (9).

The value of Core Holdings declined SEK 56,291 m. during the nine-month period. Ericsson and AstraZeneca accounted for decreases of SEK 21,483 m. and SEK 19,493 m., respectively.

Investor increased its holdings in Ericsson and Electrolux during the third quarter through the purchase of shares for SEK 1,756 m. and SEK 9 m., respectively. Earlier during the year shares were purchased in Ericsson, SEB and WM-data. In the second quarter Investor participated in ABB's convertible bond issue.

The value of New Investments declined SEK 1,121 m. in the first nine months of the year, of which SEK 630 m. in the third quarter. Shares were purchased for SEK 3,455 m. and shares were sold for SEK 1,663 m.

The holding in Syngenta was reduced during the third quarter and all remaining shares were sold after the close of the reporting period.

The total return on Investor shares was -59 percent in the first nine months of 2002, compared with -25 percent in the corresponding period of 2001. The annual average total return has been 15 percent for the past 20 years.

Investor's key figures

	9/30 2002	12/31 2001	9/30 2001
Assets, SEK bn.	76	129	114
Net debt, SEK bn.	-19	-11	-12
Net asset value, SEK bn.	57	118	102
Net asset value per share, SEK	74	154	133

Development during the period/quarter	January-September 2002	January-September 2001	July-September 2002	July-September 2001
Change in net asset value, SEK bn.	-61	-42	-30	-26
Change in net asset value, percent	-52	-29	-34	-18
Income after tax, SEK bn.	0	8	-1	-1
Total return, percent	-59	-25	-44	-27

The interim report can also be accessed on the Internet at www.investorab.com

Investor AB is Sweden's largest listed industrial holding company. The company's business concept is to create shareholder value through long-term committed ownership and active investment activities. Investor is a leading shareholder in a number of public multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts venture capital activities in North America, Europe and Asia.

President's comments

Long-term commitment in a weak market

We are currently in a historically very weak market with poor visibility going forward. In this turbulent market environment it is important to emphasize a business-oriented perspective as a balance to pure financial considerations. During the year, our efforts with several holdings have been primarily directed towards improving profitability, emphasizing financial stability and focusing the business.

AstraZeneca's shares performed weakly in the third quarter, which was also one of the main reasons for Investor's lower net asset value. However, the share price increased towards the end of the quarter when an advisory committee to the U.S. Food and Drug Administration (FDA) voted in favor of accelerated approval of AstraZeneca's Iressa® lung cancer treatment. AstraZeneca has strong cash flow and a solid balance sheet, as well as a promising research portfolio. The company has already launched a number of new pharmaceuticals that are gaining ground, such as Seroquel® and Aridimex®. AstraZeneca also has several drugs in advanced stages of development.

In the third quarter Ericsson completed its new rights issue, which raised approximately SEK 30 bn. for the company. Investor participated in the issue and underwrote a substantial part of it. During the year Investor has increased its holding in Ericsson from 4.7 percent to 5.3 percent of the share capital, which also reflects our long-term belief in the company and its future. Ericsson still faces a number of challenges, but with cost adjustments, a strengthened balance sheet and its market-leading position in third-generation mobile telephony, Ericsson has strong potential for restoring its long-term profitability.

At ABB there was a change of CEO during the quarter and the company continued to streamline operations by selling, for example, most of its Structured Finance business, which had a positive impact on ABB's balance sheet. The company has indicated that it intends to speed up efforts to boost efficiency and sharpen the focus of operations. ABB is also focusing on improving operating results and increasing its transparency.

The mobile operator Hi3G is continuing to build out its operations. For example, tests of video telephony have been conducted with satisfactory results. Hi3G is expected to launch services on a gradual basis during the first half of next year. In an effort to broaden its customer base and gain benefits from synergies, Hi3G has bid for Telia Mobile's 3G business in Finland. Discussions are also in progress with banks about financing options for Hi3G. The goal is to develop a long-term financial solution that best suits Hi3G and its owners. In today's market, it is also important to restate our long-term belief in mobile telecommunications and data communications and the growing potential of 3G technology going forward.

The climate in the private equity market, which has been impacted to a large extent by the downturn in public markets, has continued to be difficult. Investor Growth Capital, which takes a selective approach to new investments and follow-on investments, has only made a relatively small number of write-downs during the period, primarily due to historically conservative valuations and a well diversified portfolio. The focus is still on developing existing holdings and making new investments in the healthcare and technology fields. During the quarter an investment was made in the Nasdaq-listed healthcare company ISTA Pharmaceuticals, among others.

EQT has continued to be active acquiring medium-size companies with positive cash flow and attractive growth potential. For example, EQT recently purchased the German flavors and fragrances companies Haarmann & Reimer and Dragoco, which will be merged to form a new company.

Against the background of a market downturn that has lasted more than two years, Investor's leverage of 25 percent, in our judgment, is still considered to be limited. It is also worth mentioning again that Investor completed a large refinancing program earlier this year by issuing a EUR 500 m. bond loan with a maturity of ten years. Naturally, we attach great importance to changes in our debt and we are continuing to balance it carefully, over time, against stock market developments and opportunities for attractive investments. On October 3, 2002, Standard & Poor's Ratings Services announced that it is keeping its AA- rating and stable credit quality outlook for Investor. The remaining holding in Syngenta was divested after the close of the period, contributing SEK 1.2 bn. in cash.

In conclusion, it can be noted that the third quarter was dominated by negative fundamental news for both the financial markets and the real economy. In the wake of this, stock markets around the world fell sharply, also reflecting renewed worries about the sustainability of the U.S. economic recovery and the more uncertain outlook for the profit levels of companies. Growth continues to be weak in Europe, Asia and South America. Oil prices have risen as a result of political instability in the Middle East. However, inflation and interest rates have fallen to very low levels.

Since Investor was established in 1916, we have experienced a number of economically difficult periods, and in retrospect, Investor has been able to emerge stronger and with a number of good investments. We remain focused on value creation in portfolio companies through long-term committed ownership. We also intend to continue our search for new business opportunities and invest in businesses that belong to the future. This is Investor's tradition, and it will remain the cornerstone of Investor's future.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On September 30, 2002, Investor's net asset value amounted to SEK 56,914 m. (102,018)[1], corresponding to SEK 74 per share (133). At year-end 2001, Investor's net asset value amounted to SEK 118,284 m. or SEK 154 per share.

Investor's net asset value

	9/30 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	75	57 837	144	110 518
New Investments	17	13 163	16	12 410
Other Holdings	5	3 833	7	4 893
Other Operations	2	1 542	3	2 063
Other assets and liabilities	-1	-717	-1	-518
Total assets	**98**	**75 658**	**169**	**129 366**
Net debt	-24	-18 744	-15	-11 082
Total net asset value	**74**	**56 914**	**154**	**118 284**

During the first nine months of the year Investor's net asset value decreased SEK 61,370 m. (-42,415) or 52 percent (-29). In the third quarter, the net asset value declined SEK 29,725 m., or 34 percent.


Change in net asset value
SEK bn.
SEK/share
200
150
100
50
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
9/30 2002
Net asset value (left-hand scale)
Net asset value/share (right-hand scale)

During the period Core Holdings changed the net asset value by SEK -54,685 m. (-35,413), New Investments by SEK -1,271 m. (-3,319), Other Holdings by SEK -355 m. (0) and Other Operations by SEK 359 m. (1,458). The corresponding figures for the third quarter were SEK -27,788 m., -679 m., -732 m. and -28 m. In addition, the net asset value was impacted by groupwide items totaling SEK -5,418 m. (-5,141), of which the dividend payment represented SEK -4,219 m. (-4,218).

See Appendix 1, page 13, for a detailed presentation of each business segment's effect on the change in net asset value.

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

Investor shares

The total return[2] on Investor shares was -59 percent in the first nine months of the year (-25). During the past 12-month period, the total return has been -53 percent (-23). The total return was -44 percent in the third quarter (-27).

The annual average total return on Investor shares has been 15 percent during the past 20-year period.


Average total return, percent
20
10
0
-10
-20
-30
-40
-50
-60
Reporting period
5 years
10 years
20 years

Annual average total return (share price performance including reinvested dividends) for Investor shares on September 30, 2002.

Source: SIX AB

The discount to net asset value was 39 percent on September 30, 2002, compared with 26 percent at year-end 2001.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business segment on September 30, 2002


Healthcare (41%)
Engineering (20%)
Technology (17%)
Financial Services (15%)
Other (7%)

SEK m.	Healthcare	Technology	Engineering	Financial Services	Other	Total
Core Holdings	28 776	5 478	12 090	11 493	-	**57 837**
New Investments, listed	899	316	49	-	-	**1 264**
New Investments, unlisted	1 621	5 926	1 022	46	3 284	**11 899**
Other	-	961	1 897	-	1 800	**4 658**
Total	**31 296**	**12 681**	**15 058**	**11 539**	**5 084**	**75 658**

Core Holdings

In the first nine months of 2002, a total of SEK 3,610 m. (15,081) was invested in shares in Core Holdings, of which SEK 1,765 m. was in the third quarter. No shares were sold during the period (SEK 13,556 m.).

In Ericsson's new rights issue, Investor subscribed for and was allocated 441,568,236 shares, of which 410,678,896 corresponded to its pro-rata allocation of subscription rights and 27,500,000 shares were based on acquired subscription rights. In addition, Investor was allocated 3,389,340 shares without the use of subscription rights. After these purchases, Investor's holding in Ericsson amounts to 5.3 percent of the capital and 38.3 percent of the votes. During the quarter 50,000 A-shares in Electrolux were also purchased for SEK 9 m.

Purchases during the second quarter comprised 28,000,000 B-shares in Ericsson for SEK 599 m. and 4,050,000 A-shares in SEB for SEK 384 m. In the second quarter Investor also participated in ABB's convertible bond issue in an amount totaling approximately SEK 530 m. In the first quarter 15,000,000 A-shares were acquired in WM-data for SEK 308 m. and 250,000 A-shares in SEB for SEK 26 m. The value of Investor's Core Holdings changed by[1] SEK -56,291 m. during the period (-37,618), of which SEK -27,948 m. was in the third quarter (-23,260).

1) The change in value is defined as the sum of realized results (including write-downs) and changes in surplus values (taking purchasing and sales proceeds into account).

The value of all Investor's Core Holdings developed negatively during the third quarter, which resulted in all holdings performing negatively for the entire reporting period. Ericsson and AstraZeneca accounted for SEK -21,483 m. and SEK -19,493 m., respectively, of the downturn. Approximately half of the decrease in AstraZeneca was in the third quarter.



Change in value, Core Holdings
January 1, 2002 - September 30, 2002
-183 Electrolux
-227 Saab AB
-1 004 Scania
-1 278 WM-data
-1 521 OM
-1 963 Gambro
-2 304 SEB
-2 516 Atlas Copco
-4 319 ABB
-19 493 AstraZeneca
-21 483 Ericsson
-22000 -17200 -12400 -7600 -2800 2000
SEK m.

In the first nine months of 2002, SEK 1,715 m. in dividends were received from the core holdings, compared with SEK 2,351 m. in the corresponding period of 2001. The decline is partly the consequence of changes in the composition of the portfolio, and partly the effect of lower dividends, or no dividends, from a few portfolio companies.

For more information: ch.investorab.com.

Core Holdings on September 30, 2002

	Number of shares[1] 9/30 2002	Market value SEK/share 9/30 2002	Market value SEK m. 9/30 2002	Share price performance 2002[2] (%)	Share of core holdings (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2001	Market value SEK m. 12/31 2001
Healthcare									
AstraZeneca	95 085 810	34	26 243	-43	45	6	6	60	45 736
Gambro	68 638 225	3	2 533	-45	4	20	26	6	4 496
		37	**28 776**		**49**			**66**	**50 232**
Technology									
Ericsson	852 247 132	4	3 070	-92	5	5	38	29	22 198
Saab AB	21 611 925	2	1 923	-11	3	20	36	3	2 150
WM-data	70 302 500	1	485	-74	1	18	31	2	1 455
		7	**5 478**		**9**			**34**	**25 803**
Engineering									
Atlas Copco	31 454 971	6	4 860	-34	9	15	21	10	7 376
Electrolux	19 663 190	4	2 753	-11	5	6	25	4	2 927
Scania	18 170 073	3	2 435	-30	4	9	15	4	3 439
ABB[4]	57 750 880	3	2 042	-70	4	5	5	7	5 833
		16	**12 090**		**22**			**25**	**19 575**
Financial Services									
SEB	139 672 295	14	11 034	-17	19	20	21	17	12 928
OM	14 350 507	1	459	-77	1	17	17	2	1 980
		15	**11 493**		**20**			**19**	**14 908**
Total		75	57 837		100			144	110 518

[1] Holdings, including any shares on loan.
[2] Most heavily traded class of share.
[3] After full dilution.
[4] Market value includes the holding in ABB's convertible bonds

New Investments

A total of SEK 3,455 m. was invested in the first nine months of 2002 (4,025), of which SEK 1,608 m. was in the third quarter (1,844). Holdings were sold for a total of SEK 1,663 m. (1,024), of which SEK 84 m. was in the third quarter (95). Divestments during the period generated capital gains of SEK 133 m. (74), of which capital losses of SEK -89 m. were recorded in the third quarter (-36). Write-downs amounted to SEK -878 m. during the period (-2,925), of which SEK -250 m. was in the third quarter (-1,518) (see "Valuation principles for New Investments" on page 9).

The value of New Investments decreased SEK 1,121 m. in the first nine months of the year (-3,160), of which SEK -630 m. was in the third quarter (-1,791).

For more information: ni.investorab.com



Number of New Investments, by size
No.
80
70
60
50
40
30
20
10
0
1-10
11-50
51-100
101-500
501-
Market value, SEK m.

New Investments – 10 largest listed companies[1]

Company	Sector	Ownership (%)	Share price performance 2002 (%)	Market value[2] (SEK m.) 9/30 2002	Market value[2] (SEK m.) 12/31 2001
Kyphon	HC	11.7	-12.0[3]	384	182
Axcan	HC	7.4	-33.2	231	388
ASM Pacific	IT	4.3	-10.7	217	282
Intuitive Surgical	HC	6.9	-20.3	169	242
Medtronic	HC	0.0	-17.8	90	124
Amkor	IT	0.9	-85.1	30	152
Lycos Europe	IT	4.5	-68.9	29	82
Perlos	IT	1.5	-60.5	27	77
Nilörn	OTH	18.3	0.0	21	21
United Pacific	IT	13.4	-60.5	18	50
Other, listed		-	-	48	597
Total, listed		-	-	**1 264**	**2 197**
Unlisted		-	-	11 899	10 213
Total, New Investments				**13 163**	**12 410**

[1] Purchases and sales were made in certain holdings during the year.
[2] After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value includes any exchange rate effects.
[3] Refers to share price development since the listing on May 17, 2002.

Investor Growth Capital

The third quarter is usually a relatively slow period in the venture capital industry. This year was particularly quiet, in large part due to the uncertain fundamental environment and continued weakness in the financial markets. Despite the large amount of committed venture capital, the industry remains quite cautious about making new investments when the background remains so cloudy.

In the third quarter, Investor Growth Capital (IGC) made new investments in ISTA Pharmaceuticals and CHF Solutions. ISTA Pharmaceuticals, listed on the Nasdaq exchange, focuses on saving and improving eyesight by developing proprietary products to treat serious diseases. CHF Solutions (United States) is a medical device company with products focused on reducing excess fluids in the body which result from congestive heart failure.

During the second quarter Investor Growth Capital made new investments in Cellectricon, Exigen and Mahi Networks. In the first quarter of 2002, IGC made new investments in Atrica and Cameron Health.

Market value of New Investments on September 30, 2002

	9/30 2002		12/31 2001	
	SEK/share	SEK m.	SEK/share	SEK m.
Investor Growth Capital[1]	11	8 433	10	8 121
EQT	6	4 618	4	2 932
Investor Capital Partners – Asia Fund[1]	0	112	2	1 357
Total	17	13 163	16	12 410



1%
35%
64%
Investor Growth Capital
EQT
Investor Capital Partners

[1] As of the third quarter, direct investments of the Investor Group in Asia are reported under Investor Growth Capital.

In addition to these new investments, follow-on investments were made in Aplion Networks, Alpha-Helix and Gyros during the third quarter, among others. Earlier in the year follow-on investments were made in Amkor, Bredbandsbolaget (B2) and Personal Chemistry, among others. Kyphon was listed on the Nasdaq exchange in the second quarter.

In the second quarter, Investor sold its entire holding in Lerado, and in the first quarter, the remaining position was sold in Sylvan Learning Systems, among others.

b-business partners, in which Investor Growth Capital concentrates its new investments in IT in Europe, made a new investment in Cedron (Netherlands) in the third quarter. A follow-on investment was also made in AEP Systems (Ireland). Up to September 30, 2002, b-business partners' investments totaled approximately SEK 750 m. (EUR 82 m.)

For more information: igc.investorab.com

EQT

In the third quarter EQT Northern Europe acquired Haarmann & Reimer, a German flavors and fragrances manufacturer, from Bayer. EQT also purchased Dragoco, a competitor to Haarmann & Reimer. The two will be merged into a new company, under a new name, with estimated annual sales of EUR 1.2 bn.

In the second quarter EQT Northern Europe acquired the Finnish technology company VTI Hamlin and the Finnish company Lillbacka Corporation (Finn-Power).

In the second quarter the kitchen-furniture manufacturer Ballingslöv was listed on the Stockholm Stock Exchange.

On September 30, 2002, the book value of Investor's holdings in EQT's funds totaled SEK 4,551 m.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

During the second quarter Investor and Investor Capital Partners – Asia Fund sold their holdings in imGO for about SEK 820 m. and the transaction generated a capital gain of approximately SEK 70 m.

In the first quarter Investor Capital Partners – Asia Fund made an investment in a leading contract manufacturer of small household appliances in East China.

For more information visit: icp.investorab.com

New Investments' effect on the change in net asset value, 1998 – September 30, 2002

SEK m.	1998	1999	2000	2001	Jan. – Sept. 2002	Total 1998 – Sept. 2002
Realized results, net (incl. dividends)	709	2 399	3 004	524	197	**6 833**
Write-downs, net	-344	14	-1 228	-2 802	-878	**-5 238**
Operating costs	-210	-249	-325	-336	-214	**-1 334**
Operating result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-895**	**261**
Change in surplus value, etc.	1 162	722	-955	-119	-376	**434**
Effect on net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-1 271**	**695**

Investor Growth Capital *is wholly owned by Investor and focuses on direct investments in high-growth companies in an expansion phase. The focus is on European, U.S. and Asian companies in the information technology and healthcare sectors. Investor Growth Capital has offices in Stockholm, New York, Palo Alto, Hong Kong and Amsterdam. Investor Growth Capital has committed capital totaling USD 1.8 billion.*

EQT *takes control positions in medium-sized companies that are normally unlisted and have high return potential through various forms of restructuring. EQT is operated in the form of a number of LBO* funds with capital from Investor and external investors. Investor is the principal owner of the investment adviser EQT Partners AB. EQT's funds have total commitments of approximately SEK 30 billion, of which Investor's commitments total about SEK 8 billion.*

Investor Capital Partners – Asia Fund *is a private equity fund with a focus on buyouts in Asia, excluding Japan. The investment adviser is Investor's wholly owned subsidiary Investor Asia Limited. Investor Capital Partners – Asia Fund has committed capital totaling USD 322 m., of which Investor's commitments total USD 200 m.*

*) Leveraged buyout

Other Holdings

Other Holdings

	9/30 2002 SEK/share	9/30 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
Volvo	2	1 433	3	2 460
Hi3G	1	961	1	358
Syngenta	1	650	2	1 240
Other	1	789	1	835
Total, Other Holdings	**5**	**3 833**	**7**	**4 893**

Investor's Other Holdings affected the change in value by SEK -498 m. in the first nine months of the year (-163), of which SEK -731 m. during the third quarter (-633).

Hi3G

Hi3G announced in the third quarter that it will market its services under the name "3". 3 will be the global name for all of Hutchinson Whampoa's 3G businesses. In Sweden, it is estimated that the first services will be launched on a small scale during the first half of 2003.

In the third quarter Hi3G and the joint venture company 3GIS signed an agreement with Telia covering the co-location of 3G masts in certain areas. Hi3G also signed agreements with a number of companies about content rights.

Hi3G has previously estimated its peak financing need at about USD 2.3 bn. for its businesses in Sweden and Denmark. The owners and the company are continuously reviewing the business to further improve cost efficiency. Investor currently estimates that its capital contribution to Hi3G, in the form of a shareholder's contribution, will total between SEK 4 bn. and SEK 5 bn. Of this amount, approximately SEK 600 m. is expected to be provided during the last quarter of 2002. The remaining capital is expected to be provided over the following five-year period.

For more information: www.tre.se

Volvo

In the third quarter, 265,000 shares in Volvo were sold for SEK 35 m. Investor's remaining holding in Volvo now totals 10,715,020 shares. Earlier during the year 3,039,700 shares were sold for SEK 604 m.

Syngenta

In the third quarter 997,004 shares in Syngenta were sold for SEK 520 m., generating a capital gain of SEK 84 m. Investor's remaining holding in Syngenta amounted to 1,299,857 shares on September 30, 2002. All remaining shares were sold for SEK 672 m. after the close of the period.

Other Operations

Other Operations

	9/30 2002 SEK/share	9/30 2002 SEK m.	12/31 2001 SEK/share	12/31 2001 SEK m.
The Grand Group	1	1 075	1	1 075
Land and real estate	1	350	1	350
Active portfolio management	0	97	1	599
Other	0	20	0	39
Total, Other Operations	**2**	**1 542**	**3**	**2 063**

Active portfolio management

Investor's active portfolio management activities generated income totaling SEK 355 m. in the first nine months of 2002 (1,167). Active portfolio management activities were conducted on a sharply reduced scale in the third quarter, due to the previously announced restructuring of the unit.

The Grand Group

The result after financial items for the Grand Group was SEK -8 m. (50). During the period SEK 43 m. was expensed for renovation work at the Grand Hôtel in Stockholm. The Grand Group's results were also affected by a generally weak economy.

For more information: www.grandhotel.se

Consolidated results

Investor's income after financial items amounted to SEK 258 m. during the period (8,131). The amount includes realized results and write-downs totaling SEK -755 m. (6,190).

Investor's operating costs amounted to SEK 450 m. in the first nine months of the year, as against SEK 547 m. in the corresponding period of 2001.

Income for the period (after tax) was SEK 146 m. (7,673). The corresponding result for the third quarter was SEK -1,046 m. (-1,498).

A more detailed description of operations is provided as a table in Appendix 1.

Consolidated net debt

Consolidated net debt at the end of the period was SEK 18,744 m., as against SEK 11,082 m. at year-end 2001. Investor's net debt thereby amounted to 25 percent of total assets (9).

In the first quarter, Investor issued a bond loan amounting to EUR 500 m. The loan was raised primarily for refinancing purposes and has a maturity of ten years. The average term for the debt portfolio was thereby extended from 3.6 years on December 31, 2001, to 4.1 years at the close of the period.

During the reporting period Investor paid a dividend of SEK 4,219 m. to shareholders (4,218).

In September, the rating agency Moody's put Investor on the observation list for a potential downgrade. Investor's current rating with Moody's is A2. On October 3, 2002, Standard & Poor's Ratings Services announced that Investor's rating remained unchanged at AA-, stable outlook.


Consolidated net debt
SEK bn.
0
-5
-10
-15
-20
Percent
-5
-10
-15
-20
-25
1998
1999
2000
2001
9/30 2002
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on September 30, 2002 amounted to SEK 4,795 m., compared with SEK 4,795 m. on December 31, 2001.

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Other

Accounting principles

When preparing this interim report, the same accounting principles have been applied as those used in the preparation of the latest annual report. The interim report has been prepared in accordance with Sweden's Annual Accounts Act and the recommendations of the Swedish Financial Accounting Standards Council. It should be noted, however, that the net asset value per share is stated instead of income per share, since it reflects the development of Investor as an industrial holding company in a more relevant way.

Holdings in associated companies are reported in accordance with the acquisition value method. The consolidated accounts in accordance with the equity method (income statement, balance sheet and specification of equity) will be made available on Investor's website as of November 30, 2002.

As noted in the latest Annual Report, Investor hedges its seven-year employee stock option programs only against increases in the company's share price. The decrease in Investor's share price below the average hedge price is reported on an ongoing basis as an adjustment item under shareholders' equity. To the extent that Investor's share price is lower than the hedge price, any possible negative effects on cash flow would not arise until after the seven-year term of the option programs.

Valuation principles for New Investments

The valuation of listed holdings is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Financial calendar 2003

January 24	Year-End Report 2002
April 23	Annual General Meeting
April 23	Interim Report, January-March
July 10	Interim Report, January-June
October 13	Interim Report, January-September

Stockholm, October 10, 2002

M. Wallenberg

Marcus Wallenberg
President and Chief Executive Officer

For information

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 70 624 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Senior Vice President, Corporate Communications: +46 8 614 2031, +46 70 624 2031
fredrik.lindgren@investorab.com

Investor Relations Group, +46 8 614 2800
ir@investorab.com

This interim report has not been subject to specific review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2002 1/1-9/30	2001 1/1-9/30	2002 7/1-9/30	2001 7/1-9/30
Dividends	1 715	2 351	194	232
Capital gains, net	-	7 008	-	-
Operating costs	-109	-146	-34	-42
Net income - Core Holdings	**1 606**	**9 213**	**160**	**190**
Dividends	213	243	20	20
Capital gains, net	-1 068	-1 875	-872	-1 896
Operating costs	-220	-239	-70	-73
Net income - New Investments and Other Holdings	**-1 075**	**-1 871**	**-922**	**-1 949**
Net income, securities trading	355	1 167	21	419
Net sales	475	473	187	155
Cost of goods and services sold	-474	-321	-176	-102
Operating costs	-86	-102	-23	-33
Net income - Other Operations	**270**	**1 217**	**9**	**439**
Groupwide operating costs	-35	-60	-7	-18
Operating income	**766**	**8 499**	**-760**	**-1 338**
Net financial items	-508	-368	-251	16
Income after financial items	**258**	**8 131**	**-1 011**	**-1 322**
Actual tax	-141	-337	-32	-171
Deferred tax	33	-110	-2	-1
Minority interest	-4	-11	-1	-4
Net income for the period	**146**	**7 673**	**-1 046**	**-1 498**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2002 9/30	2001 9/30	2001 12/31
Assets			
Equipment and real estate, etc.	1 415	1 527	1 490
Shares and participations	66 624	65 822	65 482
Receivables	1 363	3 016	1 851
Cash and short-term investments	3 087	2 214	4 345
Total assets	**72 489**	**72 579**	**73 168**
Shareholders' equity and liabilities			
Shareholders' equity	47 981	52 494	52 986
Provision for pensions	198	190	196
Loans	21 633	13 098	14 257
Other liabilities	2 677	6 797	5 729
Total shareholders' equity and liabilities	**72 489**	**72 579**	**73 168**

Net debt			
Cash and short-term investments[1)]	3 087	1 689	3 371
Loans	-21 633	-13 098	-14 257
Provision for pensions	-198	-190	-196
Total net debt	**-18 744**	**-11 599**	**-11 082**

1) The calculation of net debt was adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-	-525	-974

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2002 9/30	2001 9/30	2001 12/31
Opening balance	52 986	48 782	48 782
Conversion of convertible debenture loans	-	74	75
Dividend to shareholders	-4 219	-4 218	-4 218
Hedging of employee stock option program	-485	-129	-96
Translation differences in subsidiaries	-447	312	287
Net income for the period	146	7 673	8 156
Closing balance	47 981	52 494	52 986

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2002 1/1-9/30	2001 1/1-9/30
Cash flow from operating activities		
Core Holdings		
Dividends received	1 518	2 119
New Investments and Other Holdings		
Dividends received	213	243
Securities trading, Other Operations and operating costs		
Payments received	32 315	68 128
Payments made	-31 711	-67 171
Cash flow from operating activities before net interest income/expense and income taxes	**2 335**	**3 319**
Interest received/paid	-492	-431
Income taxes paid	-259	-151
Cash flow from operating activities	**1 584**	**2 737**
Cash flow from investing activities		
Core Holdings		
Purchases	-3 610	-15 081
Sales	-	13 556
New Investments and Other Holdings		
Purchases, etc.	-4 215	-4 811
Sales	2 797	6 389
Investments in tangible fixed assets	-32	-80
Sold tangible fixed assets	71	20
Cash flow from investing activities	**-4 989**	**-7**
Cash flow from financing activities		
Long-term loans raised	8 366	91
Long-term loans amortized	-870	-2 255
Change in short-term financial liabilities, net	-120	-399
Dividends paid	-4 219	-4 218
Cash flow from financing activities	**3 157**	**-6 781**
Cash flow for the period	**-248**	**-4 051**
Liquid assets, opening balance	**3 371**	**5 723**
Translation difference in liquid assets	**-36**	**17**
Liquid assets, closing balance [1]	**3 087**	**1 689**

1) Adjusted by: since corresponding items have been included in other liabilities, which are not included in the calculation of net debt.	-	-525

APPENDIX 1 – INVESTOR'S PERFORMANCE BY SEGMENT

Performance by segment 1/1-9/30 2002

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 715	64	149	42		1 970
Realized result		133	-15	247		365
Write-downs		-878	-308	66		-1 120
Other revenues and expenses				1		1
Operating costs	-109	-214	-6	-86	-35	-450
Operating income	**1 606**	**-895**	**-180**	**270**	**-35**	**766**
Net financial items					-508	-508
Taxes and minority interest					-112	-112
Income for the period	**1 606**	**-895**	**-180**	**270**	**-655**	**146**
Change in surplus value	-56 291	-47	-175	89	58	-56 366
Other (currency, etc.)		-329			-602	-931
Dividends paid					-4 219	-4 219
Effect on the change in net asset value	***-54 685***	***-1 271***	***-355***	***359***	***-5 418***	***-61 370***

Net asset value by segment 9/30 2002

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	51 227	11 701	3 491	1 023	-717	66 725
Accumulated surplus value	6 610	1 462	342	519		8 933
Net debt					-18 744	-18 744
Total net asset value	***57 837***	***13 163***	***3 833***	***1 542***	***-19 461***	***56 914***

Performance by segment 1/1-9/30 2001

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	2 351	74	169	110		2 704
Realized result	7 008	74	-226	1 135		7 991
Write-downs		-2 925	1 202	-78		-1 801
Other revenues and expenses				152		152
Operating costs	-146	-233	-6	-102	-60	-547
Operating income	**9 213**	**-3 010**	**1 139**	**1 217**	**-60**	**8 499**
Net financial items					-368	-368
Taxes and minority interest					-458	-458
Income for the period	**9 213**	**-3 010**	**1 139**	**1 217**	**-886**	**7 673**
Change in surplus value	-44 626	-501	-1 139	241		-46 025
Other (currency, etc.)		192			-37	155
Dividends paid					-4 218	-4 218
Effect on the change in net asset value	***-35 413***	***-3 319***	***0***	***1 458***	***-5 141***	***-42 415***

Net asset value by segment 9/30 2001

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	47 603	10 340	4 218	1 724	208	64 093
Accumulated surplus value	47 348	1 332	412	432		49 524
Net debt					-11 599	-11 599
Total net asset value	***94 951***	***11 672***	***4 630***	***2 156***	***-11 391***	***102 018***

EXHIBIT 35

investor

Press Release

Stockholm, October 10, 2002

FINANCIAL INFORMATION FROM INVESTOR AB

Publication dates for 2003

2003-01-24 Year-end Report for 2002

2003-04-23 Annual General Meeting

2003-04-23 Interim Report January – March

2003-07-10 Interim Report January – June

2003-10-13 Interim Report January – September

INVESTOR AB

For further information:

Fredrik Lindgren, Senior Vice President, Corporate Communications
Phone +46 8 614 20 31, Mobile: +46-70-624 20 31, e-mail:
fredrik.lindgren@investorab.com

Our press releases can be accessed at www.investorab.com on the Internet.